UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

Index to Exhibits

99.1 English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the year ended December 31, 2005.

99.2 English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the three months ended March 31, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

Exhibit 99.1

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

CONSOLIDATED

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**1,042,559,874**	**100**	**981,472,870**	**100**
2	**CURRENT ASSETS**	**292,762,820**	**28**	**254,101,853**	**26**
3	CASH AND SHORT-TERM INVESTMENTS	120,826,589	12	87,700,768	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	42,114,122	4	39,234,488	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	75,766,218	7	90,210,971	9
6	INVENTORIES	50,582,308	5	36,955,626	4
7	OTHER CURRENT ASSETS	3,473,583	0	0	0
8	**LONG - TERM**	**26,668,984**	**3**	**28,659,069**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	1,624,135	0
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	26,668,984	3	25,901,788	3
11	OTHER INVESTMENTS	0	0	1,133,146	0
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**643,235,556**	**62**	**614,384,124**	**63**
13	PROPERTY	404,287,116	39	349,835,470	36
14	MACHINERY AND INDUSTRIAL EQUIPMENT	708,519,926	68	672,359,540	69
15	OTHER EQUIPMENT	44,814,878	4	39,209,735	4
16	ACCUMULATED DEPRECIATION	584,994,137	56	532,461,541	54
17	CONSTRUCTION IN PROCESS	70,607,773	7	85,440,920	9
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,228,229**	**0**	**5,341,517**	**1**
19	**OTHER ASSETS**	**76,664,285**	**7**	**78,986,307**	**8**
20	**TOTAL LIABILITIES**	**1,069,429,603**	**100**	**947,018,734**	**100**
21	**CURRENT LIABILITIES**	**164,482,298**	**15**	**147,531,653**	**16**
22	SUPPLIERS	30,960,550	3	27,500,519	3
23	BANK LOANS	29,817,266	3	29,572,510	3
24	STOCK MARKET LOANS	6,279,604	1	21,206,915	2
25	TAXES TO BE PAID	68,005,297	6	45,607,752	5
26	OTHER CURRENT LIABILITIES	29,419,581	3	23,643,957	2
27	**LONG - TERM LIABILITIES**	**501,592,626**	**47**	**457,216,298**	**48**
28	BANK LOANS	169,902,370	16	177,530,323	19
29	STOCK MARKET LOANS	331,690,256	31	279,685,975	30
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**27,691,253**	**3**	**3,849,383**	**0**
32	**OTHER LONG-TERM LIABILITIES**	**375,663,426**	**35**	**338,421,400**	**36**
33	**CONSOLIDATED EQUITY**	**(26,869,729)**	**100**	**34,454,136**	**100**
34	**MINORITY PARTICIPATION**	**0**	**0**	**0**	**0**
35	**MAJORITARY CONSOLIDATED EQUITY**	**(26,869,729)**	**100**	**34,454,136**	**100**
36	**CONTRIBUTED EQUITY**	**278,669,298**	**(1,037)**	**253,075,048**	**735**
79	PAID-IN CAPITAL STOCK (NOMINAL)	278,669,298	(1,037)	253,075,048	735
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(305,539,027)**	**1,137**	**(218,620,912)**	**(635)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(305,539,027)	1,137	(218,620,912)	(635)
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
80	REPURCHASE FUND OF SHARES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**120,826,589**	**100**	**87,700,768**	**100**
46	CASH	44,573,707	37	23,798,569	27
47	SHORT-TERM INVESTMENTS	76,252,882	63	63,902,199	73
7	**OTHER CURRENT ASSETS**	**3,473,583**	**100**	**0**	**0**
81	DERIVATIVE FINANCIAL INSTRUMENTS	**3,473,583**	100	0	0
82	DISCONTINUED OPERATIONS	0	0	0	0
83	OTHERS	0	0	0	0
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,228,229**	**100**	**5,341,517**	**100**
48	**AMORTIZED OR REDEEMED EXPENSES**	**0**	**0**	**0**	**0**
49	GOODWILL	0	0	0	0
51	OTHERS	3,228,229	100	5,341,517	100
19	**OTHER ASSETS**	**76,664,285**	**100**	**78,986,307**	**100**
84	INTANGIBLE ASSETS DUE TO LABOR LIABILITIES	76,664,285	100	78,986,307	100
85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**164,482,298**	**100**	**147,531,653**	**100**
52	FOREIGN CURRENCY LIABILITIES	128,319,741	78	47,045,484	32
53	MEXICAN PESOS LIABILITIES	36,162,557	22	100,486,169	68
26	**OTHER CURRENT LIABILITIES**	**29,419,581**	**100**	**23,643,957**	**100**
88	DERIVATIVE FINANCIAL INSTRUMENTS	19,032,691	65	0	0
89	PAYABLE INTERESTS	0	0	0	0
68	PROVISIONS	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	10,386,890	35	23,643,957	100
27	**LONG - TERM LIABILITIES**	**501,592,626**	**100**	**457,216,298**	**100**
59	FOREIGN CURRENCY LIABILITIES	396,587,293	79	392,168,593	86
60	MEXICAN PESOS LIABILITIES	105,005,333	21	65,047,705	14
31	**DEFERRED LOANS**	**27,691,253**	**100**	**3,849,383**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
67	OTHERS	27,691,253	100	3,849,383	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 4   YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
32	**OTHER LONG-TERM LIABILITIES**	**375,663,426**	**100**	**338,421,400**	**100**
66	DEFERRED TAXES	0	0	0	0
91	LABOR LIABILITIES	375,663,426	100	338,421,400	100
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
79	**PAID-IN CAPITAL STOCK**	**278,669,298**	**100**	**253,075,048**	**100**
37	NOMINAL	168,135,462	60	123,530,544	49
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	110,533,836	40	129,544,504	51

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
42	**RETAINED EARNINGS AND CAPITAL RESERVE**	**(305,539,027)**	**100**	**(218,620,912)**	**100**
93	LEGAL RESERVE	0	0	0	0
43	REPURCHASE FUND OF SHARES	0	0	0	0
94	OTHER RESERVES	0	0	0	0
95	INCOME FROM PREVIOUS FISCAL YEARS	(229,256,678)	75	(192,275,610)	88
45	INCOME FOR THE YEAR	(76,282,349)	25	(26,345,302)	12
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0
96	ACCUMULATED EFFECT DUE TO CONVERSION	0	0	0	0
97	DERIVATIVE FINANCIAL INSTRUMENTS ASSESSMENT	0	0	0	0
98	INCOME FROM DEFERRED TAXES	0	0	0	0
99	ADJUSTMENT TO ADDITIONAL LIABILITIES FROM LABOR OBLIGATIONS	0	0	0	0
100	OTHERS	0	0	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

INFORMATIVE DATA

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	**128,280,522**	**106,570,200**
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYEES (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0
101	RESTRICTED CASH (1)	0	0
102	LIABILITY WITH COST FROM NON-CONSOLIDATED ASSOCIATES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**928,642,976**	**100**	**799,368,464**	**100**
2	COST OF SALES	351,227,226	38	272,907,331	34
3	**GROSS INCOME**	**577,415,750**	**62**	**526,461,133**	**66**
4	OPERATING EXPENSES	78,661,292	8	56,089,343	7
5	**OPERATING INCOME**	**498,754,458**	**54**	**470,371,790**	**59**
6	TOTAL FINANCING COST	4,479,328	0	7,283,048	1
7	**INCOME AFTER FINANCING COST**	**494,275,130**	**53**	**463,088,742**	**58**
8	OTHER FINANCIAL OPERATIONS	(11,837,084)	(1)	(11,526,119)	(1)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**506,112,214**	**55**	**474,614,861**	**59**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	580,629,293	63	490,142,139	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(74,517,079)**	**(8)**	**(15,527,278)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	(74,517,079)	(8)	(15,527,278)	(2)
14	INCOME OF DISCONTINUOUS OPERATIONS (NET)	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(74,517,079)	(8)	(15,527,278)	(2)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES (NET)	1,765,270	0	10,818,024	1
18	NET CONSOLIDATED INCOME	(76,282,349)	(8)	(26,345,302)	(3)
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	(76,282,349)	(8)	(26,345,302)	(3)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRLÓEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**928,642,976**	**100**	**799,368,464**	**100**
21	DOMESTIC	505,109,185	54	463,976,988	58
22	FOREIGN	423,533,791	46	335,391,476	42
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**4,479,328**	**100**	**7,283,048**	**100**
24	INTEREST PAID	52,930,496	1,182	32,823,198	451
42	LOSS (INCOME) FROM UDIS RESTATEMENTS	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	14,491,114	324	8,928,888	123
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	(17,627,605)	(394)	3,586,417	49
28	GAIN DUE TO MONETARY POSITION	(16,332,449)	(365)	(20,197,679)	(277)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**580,629,293**	**100**	**490,142,139**	**100**
32	INCOME TAX	580,629,293	100	490,142,139	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	928,642,976	799,368,464
37	NET INCOME OF THE YEAR	(75,517,079)	(15,527,278)
38	NET SALES (**)	928,642,976	799,368,464
39	OPERATION INCOME (**)	498,754,458	470,371,790
40	NET INCOME OF MAJORITY INTEREST (**)	(76,282,349)	(26,345,302)
41	NET CONSOLIDATED INCOME (**)	(76,282,349)	(26,345,302)
47	DEPRECIATION AND OPERATIONAL AMORTIZATION	52,790,751	43,296,480

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM OCTOBER 1 TO DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**255,787,240**	**100**	**215,823,151**	**100**
2	COST OF SALES	132,044,575	52	77,933,878	36
3	**GROSS INCOME**	**123,742,665**	**48**	**137,889,273**	**64**
4	OPERATING EXPENSES	27,284,542	11	13,376,799	6
5	**OPERATING INCOME**	**96,458,123**	**38**	**124,512,474**	**58**
6	TOTAL FINANCING COST	690,371	0	(1,806,626)	(1)
7	**INCOME AFTER FINANCING COST**	**95,767,752**	**37**	**126,319,100**	**59**
8	OTHER FINANCIAL OPERATIONS	2,068,830	1	(6,240,158)	(3)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**93,698,922**	**37**	**132,559,258**	**61**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	160,798,090	63	132,748,179	62
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(67,099,168)**	**(26)**	**(188,921)**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(67,099,168)**	**(26)**	**(188,921)**	**0**
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(67,099,168)**	**(26)**	**(188,921)**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	6,252,091	2	3,237	0
18	**NET CONSOLIDATED INCOME**	**(73,351,259)**	**(29)**	**(192,158)**	**0**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**(73,351,259)**	**(29)**	**(192,158)**	**0**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM OCTOBER 01 TO DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**255,787,240**	**100**	**215,823,151**	**100**
21	DOMESTIC	136,829,638	53	124,256,076	58
22	FOREIGN	118,957,602	47	91,567,075	42
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**690,371**	**100**	**(1,806,626)**	**100**
24	INTEREST PAID	12,170,211	1,763	11,142,550	(617)
42	LOSS (INCOME) IN UDI'S UPGRADE	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	(225,574)	(33)	197,540	(11)
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	(1,320,073)	(191)	(5,123,177)	284
28	GAIN DUE TO MONETARY POSITION	(10,385,341)	(1,504)	(7,628,459)	422
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**160,798,090**	**100**	**132,748,179**	**100**
32	INCOME TAX	160,798,090	100	132,748,179	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM OCTOBER 01 TO DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
47	OPERATING DEPRECIATION AND AMORTIZATION	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(76,282,349)**	**(26,345,302)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	106,810,124	81,589,914
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**30,527,775**	**55,244,612**
4	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	19,484,073	(31,745,534)
5	**CASH GENERATED (USED) FROM OPERATING ACTIVITIES**	**50,011,848**	**23,499,078**
6	CASH FLOW FROM EXTERNAL FINANCING	29,691,913	71,692,807
7	CASH FLOW FROM INTERNAL FINANCING	41,591,271	18,158,412
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**71,283,184**	**89,851,219**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(88,169,211)**	**(105,363,621)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	33,125,821	7,986,676
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	87,700,768	79,714,092
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	120,826,589	87,700,768

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**106,810,124**	**81,589,914**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	52,758,834	43,296,481
41	OTHER ITEMS	54,051,290	38,293,433
4	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	19,484,073	(31,745,534)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	9,197,829	(16,569,700)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(13,626,682)	(7,088,379)
20	DECREASE (INCREASE) IN IOTHER ACCOUNTS RECEIVABLES	6,425,395	31,237,231
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	5,827,320	(8,957,630)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	11,660,211	(30,367,056)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**29,691,913**	**71,692,807**
23	BANK FINANCING	13,636,945	11,801,865
24	STOCK MARKET FINANCING	172,869,990	114,635,510
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(28,170,451)	15,616,429
27	(-) BANK FINANCING AMORTIZATION	(55,896,758)	(54,491,957)
28	(-) STOCK MARKET AMORTIZATION	(41,629,239)	(9,763,487)
29	(-) OTHER FINANCING AMORTIZATION	(31,118,574)	(6,105,553)
42	OTHER ITEMS	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**41,591,271**	**18,158,412**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(10,635,766)	(10,733,994)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	52,227,037	28,892,406
43	OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(88,169,211)**	**(105,363,621)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(81,610,266)	(71,568,033)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(6,558,945)	(33,795,588)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

RATIOS

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	(8.21)	%	(3.29)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	283.89	%	(76.46)	%
3	NET INCOME TO TOTAL ASSETS (**)	(7.31)	%	(2.68)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(40.74)	%	(24.56)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(21.41)	%	(76.66)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.89	times	0.81	times
7	NET SALES TO FIXED ASSETS (**)	1.44	times	1.30	times
8	INVENTORIES ROTATION (**)	6.94	times	7.38	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	14.19	days	15.36	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	49.49	%	34.75	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	102.57	%	96.48	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	(39.80)	times	27.48	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.08	%	46.37	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	77.97	%	74.41	%
15	OPERATING INCOME TO INTEREST PAID	9.42	times	14.33	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.86	times	0.84	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.77	times	1.72	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.47	times	1.47	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.27	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	73.45	%	59.44	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.28	%	6.91	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.09	%	(8.19)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.94	times	(0.31)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	41.65	%	79.79	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	58.34	%	20.20	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	92.56	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0 shares	0 shares
11	MARKET PRICE TO CARRYING VALUE	0 times	0 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0 times	0 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0 times	0 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

MANAGEMENT DISCUSSION AND ANALYSIS ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

May 3, 2006

PEMEX audited financial results report
as of December 31, 2005

Financial highlights

PEMEX, Mexico's oil and gas company and the ninth largest integrated oil company in the world1, headed by Luis Ramírez Corzo, announced its audited consolidated financial results as of December 31, 2005.

Operating items

Exploration and production

Crude oil production

During 2005 crude oil production averaged 3,333 thousand barrels per day (Mbd) 1% below the 3,383 Mbd average for the 2004. Light and extra-light crude oil production increased 2% and 7%, respectively. Nevertheless, heavy crude oil production decreased 3%.

Among the main factors that affected crude oil production during 2005 are:

* Adverse weather conditions, in particular, hurricanes Emily, Katrina, Rita, Stan and Wilma, which caused decreases in production as a result of temporary shut-downs and inventory accumulations (56.3 Mbd)
* Infrastructure works at Ku-Maloob-Zaap (5.8 Mbd)

* The production increase of light and extra-light crude was due to the progress in the completion and workover of wells at the complexes Bellota-Jujo, Samaria-Luna and Litoral de Tabasco

The accumulation of inventories was a consequence of the interruption of crude oil shipments due to the damage sustained by some refineries in the United States of America, with which PEMEX has commercial agreements. It should be highlighted that the hurricanes did not cause any damage to the infrastructure of PEMEX.

Natural gas production

In 2005, natural gas production increased 5%, as compared to 2004. Non-associated gas production increased 19%, while associated gas production decreased 2%. The annual growth resulted from the addition of new development wells and infrastructure works at the Burgos and Veracruz basins.

Gas flaring

In 2005, gas flaring represented 3.8% of total natural gas production. The increase with respect to the 2004 was due to:

* Repairs on a 48 inch natural gas pipeline that runs from the Dos Bocas Marine Terminal to the compression facilities in Cunduacán
* Maintenance works at the Akal-J4 platform in the Cantarell complex

Operating wells

During 2005, the number of operating wells reached a historical high of 5,925. Likewise, the number of wells drilled reached a record level of 742.

Total drilling activity increased by 15 wells; development wells increased by 44 while exploratory wells decreased by 29.

The increase in development wells was mainly due to:

* Higher availability of drilling equipment in projects like Burgos and Veracruz
* Greater drilling activity in projects like Jujo-Tecominoacan, Ku-Maloob-Zaap and El Golpe-Puerto Ceiba

The decrease in exploratory wells was mainly attributed to:

* Completion and reclassification of exploratory well as development wells
* Adjustments in the exploratory strategy
* Fewer budgetary resources allocated to this activity

Seismic studies

In 2005, 2D seismic information was 3,678 km and 3D seismic information totaled 6,843 km2. The decrease in these activities was principally a result of the transition of the projects to the interpretation and analysis phases.

New approved locations

In 2005, new approved locations totaled 156. Like seismic information, the decrease was a result of the transition of the projects to the interpretation and analysis phases.

Gas and basic petrochemicals

Gas processing and dry gas production

In 2005, sweet wet gas processing increased 18% due to the increase in non-associated natural gas production at the Burgos and Veracruz Basins and to the stable operation of the modular cryogenic plants 1 and 2 at the Burgos Gas Processing Center (GPC).

On-shore sour wet gas processing decreased 6% as a result of:

* Lower supply of sour wet gas off-shore as a result of production shut-downs caused by high inventories
* Higher volume of natural gas processed at the off-shore gas treatment facility within Akal-C, in the Cantarell complex. Natural gas processed off-shore is re-injected into the wells in order to improve production

Despite the reduction in supply of sour wet gas, dry gas production increased 1%; nonetheless, the production of natural gas liquids decreased 3%.

Infra-structure works

In order to expand sweet wet gas processing capacity in Northern Mexico, two new modular cryogenic plants, plants 3 and 4, at the Burgos Gas Processing Center (GPC) are expected to start operating in the first nine months of 2006. The construction of the cryogenic plants 3 and 4 commenced in late 2004 and early 2005, respectively, and similar to the modular cryogenic plants 1 and 2, plants 3 and 4 will have a processing capacity of 200 MMcfd of sweet wet gas.

By the end of 2005, PEMEX obtained the necessary authorization to build a liquefied petroleum gas (LPG) pipeline, which will transport up to 30 Mbd of LPG from the Burgos GPC to the city of Monterrey.

Similarly, with the purpose of increasing efficiency in the distribution of dry gas and LPG, PEMEX began the process of updating and modernizing the SCADA (Supervisory, Control and Data Acquisition) System which is used for "real-time" monitoring of the operating conditions of the pipeline system.

During the first six months of 2006, PEMEX expects to begin the construction of the Emiliano Zapata Compression Station in the State of Veracruz. This compression station will help increase the transportation of dry gas from the South to Central and Northern Mexico.

In August 2005, the sulfur recovery plant at La Cangrejera Gas Processing Center (GPC) began operations. This plant has a nominal capacity of 10 tons per day and it is designed to recover 96% of the sulfur content of the acid gas stream coming from the sweetening section of the fractionation plant located in La Cangrejera GPC. As a result, maximum dioxide sulfur emissions will be 50kg per ton of sulfur processed. This figure is less than 50% of the maximum amount set by the Mexican Official Norm NOM-137-SEMARNAT-2003 and international standards.

Refining

Crude oil processing
Total crude oil processing decreased 1% in 2005. Heavy currents processing declined 0.2% and light currents processing decreased 2%. The reduction in crude oil processing was mainly a consequence of:

* An increase in pipeline maintenance works as compared to 2004 due to the implementation of the Safety, Health and Environmental Protection Program (SSPA)
* Adverse weather conditions in the Gulf of Mexico
* Supply disruptions in electric power
* Refining maintenance works

Capacity utilization
Primary distillation capacity utilization rate decreased 1%, from 84.6% in 2004 to 83.4% in 2005. This reduction was the result of less processing of heavy currents.

Refining production
As a result of the decrease in crude oil processing, in 2005, gasoline, fuel oil and diesel production decreased 3%, 5% and 2%, respectively, as compared to 2004. Other factors that resulted in lower fuel oil production are the stabilization of the coking process in the Madero and the Cadereyta refineries and higher asphalt output.

Variable refining margin increased 72%
The variable refining margin is an estimate of the operating income per barrel of crude oil processed. The operating income is calculated as total revenues minus the cost of:

* Inputs
* Natural gas and fuel oil used to operate the refineries

* Electric power, water and catalysts (auxiliary services)

In 2005 the variable refining margin increased by 72% as compared to 2004, from US$4.27 per barrel to US$7.24 per barrel. This increase was primarily a result of higher prices of refined products.

Franchises
As of December 31, 2005, the number of franchised gas stations rose 7% to 7,172, from 6,732 as of December 31, 2004.

Petrochemicals

Production
In 2005, petrochemicals production decreased 1% as compared to 2004. The reduction was mainly due to lower production of methane derivatives originated by the high natural gas prices observed in 2005. Even so, low density polyethylene and ethylene production increased as a consequence of:

* The expansion of the production lines in the low density polyethylene plant in La Cangrejera Petrochemical Center
* Higher production of vinyl chloride in the Pajaritos Petrochemical Center

Propylene and derivatives production decreased due to unfavorable conditions in the acrylonitrile market, originated by high propylene prices.

Fénix project
The new scope of the Fénix project includes the expansion of ethylene crackers at La Cangrejera and Morelos Petrochemical Centers from 600 to 875 Mt per year each. The expanded facilities will require natural gasolines, which will be supplied by PEMEX and were previously exported, due to the lack of processing capacity.

The intermediate petrochemicals products derived from the aforementioned expansions will be used as inputs for a polyethylene plant and a new aromatics production line that PEMEX expects to construct in alliance with national and international companies.

New petrochemical plant
In 2006, PEMEX expects to begin operations of a "swing" plant at the Morelos Petrochemical Center in Coatzacoalcos, Veracruz. The plant will have a production capacity of 300 Mt per year of either low density linear polyethylene or high density polyethylene. Total investment is expected to be Ps. 1.1 billion (US$0.1 billion).

Petro-chemicals merger
On September 15, 2005, the Ministry of Energy requested a six-month extension to carry out the merger of the seven subsidiaries of Pemex Petroquímica, in accordance with a

resolution published in the Official Gazette of the Federation (Diario Oficial de la Federacíon) on September 15, 2004.

International trade

Crude oil exports

In 2005, PEMEX's crude oil exports averaged 1,817 Mbd, 3% lower than the volume registered in 2004. Approximately 84% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

In 2005, 78% of the total crude oil exports were delivered to the United States of America, while the remaining 22% were distributed among Europe (11%), the rest of America (9%) and the Far East (2%).

The weighted average export price of the Mexican crude oil basket was US$42.69 per barrel, as compared to US$31.05 per barrel in 2004.

Exports of refined products and petrochemicals

In 2005, exports of refined products averaged 186 Mbd, 23% higher as compared to 2004. This was due to higher availability of long residue, jet fuel and naphtha. Petrochemicals exports decreased by 7%, or 63 Mt, totaling 853 Mt. This was attributable to higher inventories.

Imports

In 2005, natural gas imports averaged 480 MMcfd, 37% lower than the average registered during 2004. The decrease was due to higher production and lower domestic demand.

Imports of refined products increased 26%, from 310 Mbd to 392 Mbd. The increase was primarily a result of higher gasoline and diesel imports originated by higher domestic demand.

Imports of petrochemicals imports increased 92%, as compared to 2004, to 397 Mt.

Financial results as of December 31, 2005

Total sales

IEPS

In 2005, Petróleos Mexicanos and its subsidiary entities paid taxes and duties equivalent to 60.8% of total sales3, plus an excess gains duty applicable to crude oil exports. This fiscal regime included the special tax on production and services (IEPS) that applies to gasoline and automotive diesel.

The IEPS is paid by the end consumer of gasoline and automotive diesel and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer:

* The Ministry of Finance determines the retail prices of gasoline and diesel based on the expected level of inflation
* PEMEX's producer price of gasoline and diesel is referenced to international benchmarks plus logistics

The difference between the retail price and producer price is:

* IEPS
* Transportation cost to the service station
* Value Added Tax (VAT)
* Service Margin

With the exception of the IEPS, the VAT, the service margin and the transportation costs are pre-established percentages. Therefore, when the crude oil price and the producer price of gasoline and diesel is high, the IEPS decreases and vice versa.

During 2005, PEMEX could not incorporate the increase of the producer price of gasoline and diesel in their respective retail prices. PEMEX's total sales would have been Ps. 24.2 billion higher if these changes would have been incorporated.

The aforementioned will not take place in 2006 following a recent modification to Mexico's Income Law, starting January 1, 2006, which establishes that when the producer price of gasoline and diesel is higher than the domestic retail price, the amount corresponding to the IEPS will be credited against the other taxes and duties paid by PEMEX.

Subsidies

PEMEX subsidizes marine and agricultural diesel as well as gasoline used in fishing activities, natural gas and liquefied petroleum gas (LPG)

Total sales

In 2005, total sales including IEPS increased by 16% in constant pesos, from Ps. 799.4 billion in 2004 to Ps. 928.6 billion (US$86.2 billion).

Domestic sales

In 2005, domestic sales, including IEPS, increased 9%, from Ps. 464.0 billion to Ps. 505.1 billion (US$46.9 billion). Domestic sales, net of IEPS, increased 19%, from Ps. 407.4 billion to Ps. 484.9 billion (US$45.0 billion).

If PEMEX had incorporated the increase in the producer price of gasoline and diesel, its domestic sales, net of IEPS, would have increased 25%, or Ps. 101.6 billion. This percent change would have been comparable to that observed on cost of sales, which was 25%.

* Natural gas sales increased 10% to Ps. 81.1 billion (US$7.5 billion) from Ps. 73.5 billion. Natural gas sales volume decreased 4% to 2,632 MMcfd from 2,756 MMcfd. The average sales price of natural gas in 2005 was US$7.62 per million British Thermal Units (MMBtu) as compared to US$6.60 per MMBtu in 2004
* Sales of refined products, net of IEPS, grew 21% to Ps. 382.0 billion (US$35.4 billion) from Ps. 314.9 billion. Refined products sales volume increased 3% to 1,772 Mbd, from 1,719 Mbd. The IEPS generated by these sales decreased 64% to Ps. 20.2 billion (US$1.9 billion) from Ps. 56.5 billion. Sales of refined products, including IEPS, increased 8% to Ps. 402.2 billion (US$37.3 billion) from Ps. 371.4 billion
* Petrochemical sales increased 14% to Ps. 21.8 billion (US$2.0 billion) from Ps. 19.1 billion. Petrochemicals sales volume increased 6% to 3,749 Mt from 3,531 Mt

Natural gas prices

In 2005, the average sales price of natural gas was US$7.62 per MMBtu, while in 2004 the average price was US$6.60 MMBtu.

In accordance with a Presidential Decree of September 12, 2005, the price to industrial consumers and distributors was equivalent to the price in Reynosa, Tamaulipas in August 2005 (US$7.253 per MMBtu) plus 21% of the difference between the current Reynosa price and 7.253; 21% was the percentage of natural gas imported. Almost half of the domestic natural gas sales volume were destined to industrial consumers and distributors.

During the fourth quarter of 2005, the established price was 77% of the actual market price (US$10.17 per MMBtu).

Exports

In 2005, export sales totaled Ps. 423.5 billion (US$39.3 billion), 26% higher than the Ps. 335.4 billion registered in 2004. The distribution of export sales in 2005, as compared to 2004, was as follows:

* Crude oil and condensates export sales increased 24% to Ps. 378.9 billion (US$35.2 billion) from Ps. 305.0 billion. Crude oil exports volume fell 3% to 1,817 Mbd from 1,870Mbd
* Refined products export sales rose 47% to Ps. 40.8 billion (US$3.8 billion) from Ps. 27.7 billion. Refined products exports volume grew 23% to 186 Mbd from 152 Mbd
* Petrochemical products export sales increased 41% to Ps. 3.8 billion (US$0.4 billion) from Ps. 2.7 billion. Petrochemical products exports volume decreased 7% to 853 Mt from 916 Mt

Costs and operating expenses

Costs and operating expenses

In 2005, costs and operating expenses increased 31%, or Ps. 100.9 billion, as compared to 2004, reaching Ps. 429.9 billion (US$39.9 billion). The increase was mainly due to:

* A 43% increase, or Ps. 50.2 billion, in imports of products
* A 22% increase, or Ps. 16.9 billion, in operating expenses
* A 22% increase, or Ps. 9.5 billion, in depreciation and amortization
* A 94% increase, or Ps. 7.7 billion, in exploration and non-successful drilling expenses
* A 14% increase, or Ps. 6.5 billion, in the cost of the reserve for retirement payments, pensions and indemnities
* A 5% decrease, or Ps. 1.7 billion, in upkeep and maintenance, mainly in operational maintenance
* A 10% decrease, or Ps 0.6 billion, in the variation of inventories

Cost of sales

Cost of sales increased 32%, or Ps. 88.3 billion, to Ps. 361.2 billion (US$33.5 billion). The increase was the result of the following:

* A 51% increase, or Ps. 60.1 billion, in imports of products
* A 30% increase, or Ps. 9.6 billion, in depreciation and amortization
* A 23% increase, or Ps. 9.4 billion, in operating expenses
* A 94% increase, or Ps. 7.7 billion, in exploration and non-successful drilling expenses
* A 10% increase, or Ps. 2.6 billion, in the cost of the reserve for retirement payments, pensions and indemnities
* A 5% increase, or Ps. 0.6 billion in expenses of crude oil under processing agreements
* A 6% decrease, or Ps. 2.1 billion, in upkeep and maintenance, mainly in operational maintenance
* A 10% decrease, or Ps 0.6 billion, in the variation of inventories

Distribution expenses

In 2005, transportation expenses increased 21%, from Ps. 18.2 billion to Ps. 21.9 billion (US$2.0 billion). The increase was mainly due to a 20% growth, or Ps. 2.3 billion, in shipping expenses.

Administrative expenses

Administrative expenses increased 23%, from Ps. 37.9 billion to Ps. 46.8 billion (US$4.3 billion). This was primarily attributable to:

* An increase of Ps. 5.3 billion due to operational expenses
* An increase of Ps. 3.4 billion due to the natural growth of the cost of the reserve for retirement payments, pensions and indemnities, mainly due to the incorporation of

medical services

Cost of the reserve for retirement payments

In 2005, the cost of the reserve for retirement payments, pensions and indemnities increased 14%, from Ps. 46.0 billion to Ps. 52.5 billion (US$4.9 billion). This increase is explained by:

* An increase of Ps. 7.2 billion (US$0.7 billion) due to the changes in labor conditions4
* An increase of Ps. 3.2 billion (US$0.3 billion) due to actuarial effects (variation of items pending to be amortized according to actuarial calculations)
* An increase of Ps. 2.8 billion (US$0.3 billion) generated by the difference between the realized negotiation of salaries and benefits and the expected one
* An increase of Ps. 2.7 billion (US$0.3 billion) derived by changes in actuarial hypothesis
* An increase of Ps. 1.1 billion (US$0.1 billion) due to the Voluntary Retirement Program
* An increase of Ps. 0.9 billion (US$0.1 billion) due to one more year of payroll seniority
* A decrease of Ps. 8.7 billion (US$0.8 billion) due to the initial effect, recognized in 2004, of medical services provided to employees
* A decrease of Ps. 1.5 billion (US$0.1 billion) due to the initial effect, recognized in 2005, of the reserve for anticipated termination of labor relations
* A decrease of Ps. 1.2 billion (US$0.1 billion) due to the termination of labor relations

Operating income

6% increase

In 2005, operating income totaled Ps. 498.8 billion (US$46.3 billion), 6% higher than the amount registered in 2004 of Ps. 470.4 billion.

Excluding IEPS, operating income increased 16%, or Ps. 64.7 billion, to Ps. 478.5 billion (US$44.4 billion) from Ps. 413.8 billion.

Comprehensive financing cost

Reduction of comprehensive financing cost

In 2005, the comprehensive financing cost decreased Ps. 2.8 billion, from a cost of Ps. 7.3 billion to Ps. 4.5 billion (US$0.4 billion). This reduction was caused by:

* An increase of Ps. 14.5 billion in net interest expense
* An increase of Ps. 21.2 billion in the net foreign exchange gain
* A decrease of Ps. 3.9 billion in the monetary gain

Net interest expense

Net interest expense -excluding capitalized interest- increased 61%, from Ps. 23.9 billion to Ps. 38.4 billion (US$3.6 billion).

Interest expense increased Ps. 20.1 billion, while interest income increased Ps. 5.6 billion.

Since July 1, 2005, interest expense of Pemex Finance, Ltd. is consolidated in the financial statements of Petróleos Mexicanos.

Foreign exchange gain

In 2005, net foreign exchange gain totaled Ps. 17.6 billion (US$1.6 billion) as compared to a net foreign exchange loss of Ps. 3.6 billion in 2004.

This increase was primarily a consequence of the appreciation of the Mexican peso against the US dollar by 4.32% in 2005, as compared to a depreciation of 0.26% in 2004.

Monetary gain

The monetary gain was Ps. 16.3 billion (US$1.5 billion), representing a Ps. 3.9 billion decrease from the monetary gain of 2004.

The decrease in the monetary gain was due to a decrease in inflation from 5.19% in 2004 to 3.33% in 2005.

Other revenues

Other net revenues

Other net revenues increased from Ps. 11.5 billion in 2004 to Ps. 11.8 billion (US$1.1 billion) in 2005. The increase was mainly due to higher revenues generated by natural gas hedging positions.

Income before taxes and duties

Income before taxes

Income before taxes and duties was Ps. 506.1 billion (US$47.0 billion), compared to Ps. 474.6 billion in 2004. The 7% increase was principally the result of:

* An increase of Ps. 28.4 billion in operating income
* An increase of Ps. 0.3 billion in other net revenues
* A decrease of Ps. 2.8 billion in the comprehensive financing cost

Taxes and duties

18% increase

Taxes and duties increased 18%, from Ps. 490.1 billion in 2004 to Ps. 580.6 billion (US$53.9 billion) in 2005.

IEPS

In 2005, the IEPS tax was Ps. 20.2 billion (US$1.9 billion), Ps. 36.3 billion lower than the IEPS registered in 2004.

Excess gains duty

In 2005, the excess gains duty replaced the prior duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure or AOI). The excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.0 per barrel. For 2005, the proceeds of this duty paid in excess of US$27.0 per barrel were allocated as follows:

* 50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake
* 50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

In 2005 the excess gains duty paid by PEMEX totaled Ps. 56.4 billion (US$5.2 billion) while in 2004, the duty for infrastructure totaled Ps. 35.6 billion.

The reimbursement of the excess gains duty in 2005 was Ps. 22.0 billion (US$2.0 billion). The reimbursements corresponding to the first six months of 2005 were used for investments in 2005, whereas the resources collected during the third and fourth quarters will be used in 2006. In addition, in accordance with the 2005 Federal Budget, in 2005 PEMEX received a reimbursement of Ps. 22.6 billion5.

Net income

Net loss

PEMEX registered a net loss of Ps. 76.3 billion (US$7.1 billion), compared to a net loss of Ps. 26.3 billion in 2004. The Ps. 49.9 billion increase in the net loss is explained by:

* An increase of Ps. 28.4 billion in operating income. Excluding the costs of subsidies and the negative IEPS, the increase in operating income would have been Ps. 61.8 billion
* A decrease of Ps. 2.8 billion in the comprehensive financing cost, mainly due to an increase in the foreign exchange gain of Ps. 21.2 billion
* An increase of Ps. 0.3 billion in other net revenues
* An increase of Ps. 90.5 billion in taxes and duties
* An increase of Ps. 9.1 billion in the initial accumulated effect due to the adoption of new accounting principles

EBITDA

EBITDA
In 2005 EBITDA increased 16%, from Ps. 514.6 billion to Ps. 595.7 billion (US$55.3 billion). EBITDA is reconciled to net loss as shown in the following table:

Total assets

Total assets
As of December 31, 2005, total assets were Ps. 1,042.6 billion (US$96.7 billion), representing an increase of 6%, or Ps. 63.5 billion, as compared to total assets as of December 31, 2004. The changes in the components of total assets were as follows:

* Cash and cash equivalents increased by 38%, or Ps. 33.1 billion
* Accounts receivable decreased 7%, or Ps. 9.2 billion
* The value of inventories increased 37%, or Ps. 13.6 billion, as a result of higher hydrocarbon prices
* Financial derivative instruments increased Ps. 3.5 billion
* Properties and equipment increased 5%, or Ps. 28.9 billion, reflecting new investments
* Other assets decreased 6%, or Ps. 6.4 billion, mainly as a result of the application of the new Bulletin D-3 "Labor Obligations", which separates pensions from benefits and no longer requires a minimal reserve for benefits in the reserve for retirement payments, pensions and seniority premiums

Total liabilities

Liabilities increased 13%
Total liabilities increased by 13% to Ps. 1,069.4 billion (US$99.2 billion)

* Short-term liabilities increased 13%, or Ps. 19.3 billion, to Ps. 164.5 billion (US$15.3 billion), primarily as a result of the increase in taxes payable, financial derivative instruments and suppliers
* Long-term liabilities increased by 13%, or Ps. 105.5 billion, to Ps. 904.9 billion (US$84.0 billion), due to the increase of the reserve for retirement payments, pensions and seniority premiums

Reserve for retirement payments, pensions and seniority premiums

Increase of the reserve for retirement payments, pensions and seniority premiums

The reserve for retirement payments, pensions and seniority premiums increased 19%, to Ps. 375.7 billion (US$34.9 billion) from Ps. 315.4 billion. The Ps. 60.2 billion (US$5.6 billion) increase resulted from:

* An increase of Ps. 29.8 billion (US$2.8 billion) due to the changes in labor conditions6
* An increase of Ps. 13.0 billion (US$1.2 billion) due to actuarial effects (variation of items pending to be amortized according to actuarial calculations)
* An increase of Ps. 11.8 billion (US$1.1 billion) generated by the difference between the realized negotiation of salaries and benefits and the expected one
* An increase of Ps. 11.1 billion (US$1.0 billion) derived by changes in actuarial hypothesis
* An increase of Ps. 4.6 billion (US$0.4 billion) due to the Voluntary Retirement Program
* An increase of Ps. 3.9 billion (US$0.4 billion) due to one more year of payroll seniority
* An increase of Ps. 1.2 billion (US$0.1 billion) generated by a decrease in the pension fund
* A decrease of Ps. 8.7 billion (US$0.8 billion) due to the initial effect, recognized in 2004, of medical services provided to employees
* A decrease of Ps. 5.0 billion (US$0.5 billion) due to the termination of labor relations
* A decrease of Ps. 1.5 billion (US$0.1 billion) due to the initial effect, recognized in 2005, of the reserve for anticipated termination of labor relations

Equity

Decrease in equity
Equity decreased Ps. 61.3 billion, from Ps. 34.5 billion to Ps. -26.9 billion (US$-2.5 billion). The change in equity was due to:

* An increase of Ps. 86.9 billion in accumulated net losses resulting, primarily, from the payment of taxes and duties
* An increase of Ps. 20.1 billion in the negative effect generated by the reserve for retirement payments, pensions and seniority premiums, due to changes in the accounting methodology in accordance with Bulletin D-3 "Labor Obligations"
* A decrease of Ps. 6.6 billion due to the application of the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations"
* An increase of Ps. 44.6 billion due to capitalized proceeds derived from the reimbursement of the Excess Gains Duty and the Artículo 21 inciso "J" 7
* An increase of Ps. 7.6 billion due to the restatement of equity

No legal implications
Under Mexican Law, there are no legal consequences for decentralized public entities of the Federal Government with negative equity. As a result, there are no legal concerns regarding PEMEX's current financial obligations nor on its capability to generate cash.

Current financing agreements do not include financial covenants, or events of default that could be triggered as a result of negative equity. It is important to note that PEMEX had reported negative equity in its US GAAP reconciliation for its year 2000, 20-F form. With the application of the Mexican accounting Bulletin B-10, which incorporates the effects of inflation on financial information, from 2001 to 2002 the reconciliation of PEMEX's equity to US GAAP was positive, nevertheless, in 2003 it was negative again.

Results by segment

Operating income

In 2005, the operating income of exploration and production increased Ps. 99.5 billion as compared to 2004. The operating losses in refining and petrochemicals increased Ps. 31.7 and Ps. 0.9 billion, respectively. The operating income of gas and basic petrochemicals decreased Ps. 3.9 billion.

Changes in financial position

Funds provided by operating activities

In 2005, funds provided by operating activities totaled Ps. 50.0 billion (US$4.6 billion). The increase of Ps. 26.5 billion is primarily due to favorable variations in accounts receivable, suppliers and other liabilities, generating an increase of Ps. 51.2 billion in working capital.

Funds provided by financing activities

Funds provided by financing activities totaled Ps. 71.3 billion (US$6.6 billion). The increase was mainly due to long-term financing activities and capitalized proceeds.

Funds used in investing activities

Funds used in investing activities totaled Ps. 88.2 billion (US$8.2 billion) as a result of an increase in fixed assets.

Taking into account PIDIREGAS operational maintenance (non capitalized) as well as exploration and non-successful drilling expenses, funds used in investing activities totaled Ps. 128.8 billion (US$12 billion).

Change in functional currency

Functional currency of the Master Trust

As of November 1, 2005, the Pemex Project Funding Master Trust changed its functional currency for financial reporting under Mexican Generally Accepted Accounting Principles (Mexican GAAP) from US dollars to Mexican pesos, due to a recommendation by its external auditor. As of December 31, 2005, the estimated impact of this change totaled US$105 million and was registered in the comprehensive financing cost.

Financing activities

Capital expenditure (CAPEX)

2005 CAPEX

Capital expenditures for 2005 totaled US$10.8 billion, based on an exchange rate of Ps. 11.6451 per US dollar. The allocation was as follows:

* Exploration and Production 89%
* Refining 7%
* Gas and basic petrochemicals 2.5%
* Petrochemicals 1.2%
* Others 0.3%

83% of 2005 capital expenditures, i.e. US$9.0 billion, were in the form of PIDIREGAS.

2006 CAPEX projected allocation

In 2006, projected capital expenditure is US$13.1 billion, based on an exchange rate of Ps. 11.4 per dollar, and is expected to be allocated as follows:

* Exploration and Production 79%
* Refining 14%
* Gas and basic petrochemicals 4%
* Petrochemicals 2%
* Others 1%

Nearly 84% of 2006 projected capital expenditures, i.e. US$11.0 billion, will be in the form of PIDIREGAS.

Financing needs

Funds raised in 2005

During 2005, US$10.1 billion were raised as follows:

* US$2.6 billion in foreign capital markets offerings
* US$3.8 billion in debt securities placed in the Mexican capital market
* US$2.1 billion in bank loans
* US$1.6 billion from export credit agencies (ECA's)

The funds raised in 2005 exceeded the original 2005 financing program by US$1.6 billion.

Approximately 62% of this amount was raised in the international markets, and the remainder was raised in the Mexican market.

2006 financing program

Use of cash flow from operations
For 2006, CAPEX and amortizations are expected to be approximately US$16.9 billion. PEMEX plans to finance the majority of its CAPEX and amortizations with cash flow from operations. In addition to cash flow from operations, PEMEX expects to obtain between US$1.0 and US$2.0 billion from external financing.

The use of cash flow from operations to finance 2006 CAPEX and amortizations depends on:

* Sufficient cash flow generation
* Authorization to accomplish a US$13.1 billion CAPEX program
* Authorization of a scheme to allow the utilization of resources from Petróleos Mexicanos to finance Pidiregas Projects

Depending on market conditions, PEMEX may enter into other types of operations in the international capital markets in order to refinance its debt.

Capital markets

Master Trust
During 2005, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

* On February 24, 2005, it issued €1,000 million of notes with a 5.5% coupon due 2025
* On June 8, 2005, it issued US$1,500 million of notes divided in two tranches:
* US$1,000 million with a 5.75% coupon due in 2015
* US$500 million with a 6.625% coupon due in 2035
* On August 31, 2005, it issued US$175 million of notes with a floating interest rate at LIBOR plus 0.425% due in 2008
* On December 1, 2005, it issued US$750 million of notes with a floating coupon rate at LIBOR plus 0.60% due in 2012

On February 2, 2006, the Pemex Project Funding Master Trust issued US$1,500 million notes in a reopening of the two tranches issued on June 8, 2005:

* US$750 million of notes with a 5.75% coupon due in 2015
* US$750 million of notes with a 6.625% coupon due in 2035

F/163
During 2005, Fideicomiso F/163, a Mexican trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

* On February 1, 2005, it reopened an issuance denominated in UDI's (Units of Investment or UDI's) for an amount equivalent to Ps. 6,000 million with a 9.07% interest rate and a 15 year maturity
* On February 11, 2005, it issued notes for Ps. 15,000 million in two tranches:
* Ps. 7,500 million, with a floating coupon rate equal to 91 days CETES plus 0.51%, due in 2010
* Ps. 7,500 million, with a floating coupon rate equal to 182 days CETES plus 0.57%, due in 2013
* On May 13, 2005, it reopened the February 2005 issuance for Ps.10,000 million, divided in two tranches:
* Ps. 5,013 million, with a yield equal to 91 days CETES plus 0.49%, due in 2010
* Ps. 4,987 million, with a yield equal to 182 days CETES plus 0.55%, due in 2013
* On July 29, 2005, it issued notes for Ps. 5,000 million with stripped coupons at 9.91%, due in 2015
* On October 21, 2005, it reopened the issuance of July 2005 by issuing Ps. 4,500 million of additional notes due 2015, and Ps.5,500 million of notes with a floating coupon rate equal to 91 days CETES plus 0.35%, due in 2011

Pemex Finance

On June 27, 2005, Pemex Finance, Ltd. redeemed the following series of its outstanding notes which were financially guaranteed by an insurance policy and therefore were rated AAA. The notes selected for redemption were trading in the secondary market at yields similar to those of the bonds that are not financially guaranteed by an insurance policy, and that are issued by other PEMEX financing vehicles. The approximate principal amount of the redeemed notes was US$994 million:

* US$194 million principal amount of 6.55% notes due 2008
* US$400 million principal amount of 6.30% notes due 2010
* US$250 million principal amount of 7.33% notes due 2012
* US$150 million principal amount of 7.80% notes due 2013

The notes were redeemed at a price equal to the principal amount thereof plus accrued interest thereon and make-whole premium. The outstanding principal amount of the remaining Pemex Finance, Ltd. notes as of December 31, 2005, was US$2.3 billion with maturities between 2007 and 2018.

Bank loans

Syndicated loan

On March 22, 2005, the Pemex Project Master Trust entered into a syndicated credit facility of US$4,250 million, divided into two tranches:

* US$2,177.5 million due 2010 bearing an interest rate of LIBOR plus 0.50%
* US$2,072.5 million due 2012 bearing an interest rate of LIBOR plus 0.65%

Of the US$4,250 million obtained through this credit facility, US$2,177.5 million was used to refinance current syndicated credit facilities and the rest was used to finance capital expenditures.

In the first semester of 2006, PEMEX expects to obtain a new US$5,500 million syndicated credit facility. This facility is currently in the process of syndication and will be divided into a US$4,250 million long term loan and a US$1,250 million revolving facility (which will be discussed in the following section). US$4,250 million will be raised through the Project Funding Master Trust and will be used to refinance the syndicated loan signed on March 22, 2005. The US$4,250 million will be divided into two tranches:

* US$1,500 million maturing in 2011 bearing an interest rate of LIBOR plus 0.40%
* US$2,750 million bearing an interest rate of LIBOR plus 0.55%; US$1,375 million maturing in 2012 and US$1,375 million maturing in 2013

Revolving facility

On July 18, 2005, PEMEX amended a US$1,250 million revolving syndicated credit facility, which was originally signed in June 2004. The amendment included:

* A reduction in the interest rate margins over LIBOR payable
* A reduction in the commitment fee
* An increase of one year in the maturity of the facility

As mentioned above, PEMEX expects to obtain a new US$1,250 million syndicated credit facility in early March, 2006, under which borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos. The facility will have a three year maturity and an interest rate of LIBOR plus 0.275%.

With this facility, PEMEX's revolving credit facilities will total US$2,500 million

Total debt

Total debt of US$49.9 billion

Total consolidated debt including accrued interest was Ps. 537.7 billion (US$49.9 billion). This figure represents an increase of 6%, or Ps.29.7 billion, compared to figure registered as of December 31, 2004. Total debt is composed by documented debt, which includes:

* Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163, RepCon Lux S.A. and Pemex Finance, Ltd
* Notes payable to contractors. Following a recommendation of the auditors, this concept was consolidated as documented debt

On July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican GAAP, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as documented debt. This option can only be exercised once the remaining debt of Pemex Finance, Ltd., which is approximately US$2.3 billion, has been redeemed.

Net debt of US$38.7 billion

Net debt, or the difference between debt and cash equivalents, decreased Ps. 3.4 billion, to Ps. 416.9 billion (US$ 38.7 billion) as of December 31, 2005, from Ps. 420.3 billion.

Short-term debt

Total debt with a remaining maturity of less than twelve months was Ps. 36.1 billion (US$3.3 billion), including:

Long-term debt

Total long-term debt was Ps. 501.6 billion (US$46.5 billion).

Maturity profile

The following table shows the maturity profile of PEMEX's total debt by currency:

Duration

PEMEX aims to smooth its maturity profile regardless of the duration of its outstanding debt. The average duration of its debt exposure is presented in the following table.

Interest rate risk

PEMEX's policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2005, approximately 62% of PEMEX's debt exposure carried a fixed interest rate, and 38% of its debt bore interest at floating rates.

More financing in pesos

Although most of PEMEX's debt is U.S. dollar denominated and at fixed rates, due to an increase in peso denominated financing, PEMEX's peso debt exposure increased about 6 percentage points from 2004 to 2005.

Debt exposure

The following table sets forth PEMEX's debt exposure to currency and interest rate risk:

Crude oil price risk

In the first quarter of 2005, PEMEX established a short-term hedging program to mitigate the impact of crude oil price volatility on its cash flows.

The program consisted of financial options in order to hedge against potential crude oil price reductions during 2005. The underlying volume accounted for approximately 7% of PEMEX's annual crude oil production.

The program ended in December 31, 2005. Due to high crude prices, these options expired out of the money.

In 2006, PEMEX has not entered into crude oil hedges.

Other relevant topics

New fiscal regime
On October 20, 2005, the Chamber of Deputies approved a new fiscal regime for PEMEX based on the observations sent to the Congress by President Vicente Fox on September 1, 2005.

The President's observations referred to PEMEX's new fiscal regime proposal which had been approved by the Senate on April 27, 2005, and by the Chamber of Deputies on June 28, 2005.

The observations generally focused on three aspects:

* Technical issues and clarifications with respect to PEMEX's fiscal regime
* Clarifications about the allocation of excess resources to states and municipalities
* The linkage of PEMEX's fiscal regime to the implementation of best practices on corporate governance

On November 8, 2005, the Senate discussed and approved this proposal in its general aspects, and sent it to the Chamber of Deputies. This proposal did not include best practices in corporate governance. This issue would be analyzed and discussed in further detail during the Congress's next Ordinary Session. On November 10, 2005, the Chamber of Deputies approved the proposal of the Senate.

The new fiscal regime was published on December 21, 2005 in the Official Gazzette of the Federation (Diario Oficial de la Federación) and became effective on January 1, 2006.

Under PEMEX's new fiscal regime, Pemex Exploration and Production is governed by the Ley Federal de Derechos except for the Excess Gains Duty (ARE) and the tax regime for the other subsidiary entities which are governed by the Ley de Ingresos de la Federación.

The new fiscal regime for Pemex Exploration and Production consists of the following duties:

* Ordinary Hydrocarbons Duty. From 2006 to 2009, a variable tax rate will apply, depending on the average Mexican crude oil export price and the specific year9. The rate

would vary from 78.68% to 87.81% in 2006, and would become a uniform rate of 79% in 2010 and thereafter. This duty would apply to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, some costs and expenses and the other duties)10

* Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The rate will range from 1% to 10%, on the value of the extracted crude oil production, depending on the weighted average Mexican crude oil export price, and would apply only if the weighted average crude oil export price exceeds US$22 per barrel11 for a certain year
* Extraordinary Duty on Crude Oil Exports. The rate will be 13.1% on the realized value of crude oil exports in excess of the estimated value of crude oil exports budgeted by Congress. This duty is to be deducted from the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states' revenues
* Excess Gains Duty (ARE). The rate will be 6.5% on the realized value of crude oil exports in excess of estimated value of crude oil exports budgeted by Congress. This duty is to be deducted from the Hydrocarbon Duty for the Oil Revenues Stabilization Fund and, if necessary, from the Ordinary Hydrocarbons Duty
* Duty for the Fund for Scientific and Technological Research on Energy. The rate will be 0.05% on the annual value of extracted production of crude oil and natural gas. Based on the Federal Budget, the proceeds will be destined to the Mexican Petroleum Institute (IMP)
* Duty for Fiscal Monitoring of Oil Activities. The rate will be 0.003% on the annual value of extracted production of crude oil and natural gas. Based on the Federal Budget, the proceeds will be destined to the Auditoría Superior de la Federación (Federal Auditing entity)
* Additional duty. From 2006 to 2008, this duty will be applied if and only if the actual annual crude oil production is below the target production for a given year.

Collective bargaining agreement

On August 25, 2005, PEMEX and the Petroleum Workers Union executed a new collective bargaining agreement that will govern labor relations until its expiration on July 31, 2007.

Income Statement

Cost of sales

Cost of sales increased Ps. 19.2 billion mainly due to:

* An increase of Ps. 7.6 billion in reserves for legal actions related to Cantarell and Conproca
* An increase of Ps. 6.9 billion for the restatement of the cost of sales as a result of input inventory turnover
* An increase of Ps. 3.4 billion due to de recognition of the impairment of assets of Pemex Petrochemicals, in accordance to the Bulletin C-15 "Impairment on the Value of Fixed Assets and Disposals"
* An increase of Ps. 2.6 billion in non-capitalized maintenance expenses

* An offsetting effect of Ps. 1.4 billion due to the decrease in the reserve for dismantlement and abandonment activities

Comprehensive financing cost
The comprehensive financing cost increased Ps. 12.2 billion mainly as a result of Ps. 11.4 billion decrease in interest income due to the cancellation of implied derivatives caused by a change in their definition criteria.

In January 2005, according to the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations" PEMEX outlined the rules to identify value and register implied derivatives. These rules considered that all the obligations denominated in currencies different to the functional currency of the parties involved, included an implied derivative on each currency.

This criterion was reviewed by PEMEX and its external auditors to elaborate the 2005 audited financial statements. This revision concluded that it was not necessary to separate the identified implied derivatives, since none of the obligations abovementioned required the net payment of the future obligations derived from the currency spread. The Bulletin states that otherwise these implied derivatives would be disclosed separately.

Other revenues
Other revenues increased Ps. 3.3 billion mainly due to:
* An increase of Ps. 5.7 billion due to natural hedging positions
* A decrease of Ps. 2.6 billion in additional and reinsurance revenues

Taxes and duties
Taxes and duties increased Ps. 2.4 billion mainly due to the registration of the provision for differed taxes for approximately Ps. 2.0 billion

Initial cumulative effect due to the adoption of new accounting standards
The initial cumulative effect due to the adoption of new accounting standards decreased Ps. 4.3 billion mainly as a result of the change in the definition criteria for implied derivatives

Net loss
Net loss increased Ps. 35.8 billion. This is explained by:

* An increase of Ps. 19.2 billion in the cost of sales
* An increase of Ps. 12.2 billion in the comprehensive financing cost
* An increase of Ps. 3.3 billion in other revenues
* An increase of Ps. 2.4 billion in taxes and duties
* A decrease of Ps. 4.3 as a result of the initial cumulative effect due to the adoption of new accounting standards

Equity

Equity

PEMEX's equity decreased Ps. 47.5 billion due to:

* An increase of Ps. 35.8 billion in the net loss for the period
* An increase of Ps. 20.1 billion in the effect of the reserve for retirement payments
* An increase of Ps. 8.4 billion due to the restatement of the equity

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COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of December 31, 2005 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of December 31, 2005 and 2004 and for the periods ended on these dates are audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

For the purposes of these audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2005 and 2004.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA").

(b) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican GAAP, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10"). All periods presented herein are presented in accordance with Bulletin B-10.

The recognition of the effects of inflation in accordance with Bulletin B-10 consists of, among other things, the restatement of non-monetary assets using inflation factors based on the Mexican National Consumer Price Index ("NCPI") (including the restatement of fixed assets with consideration of value in use), the recognition in the consolidated statement of operations of comprehensive financing cost (including the determination of gains or losses in monetary position), the restatement of the equity accounts and the presentation of the financial statements for all periods in constant pesos with purchasing power at the latest balance sheet date. Consequently, the amounts shown in the accompanying financial statements and these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. The December 31, 2005 restatement factors applied to the consolidated financial statements at December 31, 2004 and 2003 were 3.33% and 8.70%, which correspond to inflation from January 1, 2005 and 2004 through December 31, 2005, respectively, based on the NCPI.

(c) Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S. A. de C.V. ("PMI NASA"); Kot Insurance Company AG; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; the Master Trust; Fideicomiso F/163; RepCon Lux and, effective June 1, 2005, Pemex Finance, Ltd. ("Pemex Finance").

Effective July 1, 2005, Petróleos Mexicanos entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance. As a result, the financial results of Pemex Finance have been consolidated into these financial statements of Petróleos Mexicanos since that date. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as documented debt (see Note 10). The consolidation of Pemex Finance has not had a material effect on the consolidated financial statements of PEMEX as at December 31, 2005. The debt issued by Pemex Finance is included in PEMEX's debt as of December 31, 2005, while at December 31, 2004, this debt was presented with the line item "Sale of future accounts receivable".

Through December 31, 2003, certain investments in Subsidiary Companies and other non-consolidated subsidiary companies, due to their immateriality in relation to PEMEX's total assets and revenues, are accounted for under the cost method. Effective January 1, 2004, these investments are accounted for under the equity method. The effect of this change was not material for the consolidated financial statements.

(d) Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are initially recorded in accordance with NIF-09-B, applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration), which provides for recording only liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican GAAP, all the accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. All effects of NIF-09-B are excluded.

The main objective of the Master Trust and of Fideicomiso F/163 is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose.

(e) Exploration and drilling costs and specific oil-field exploration and depletion reserve

Effective January 1, 2004, the Board of Directors of PEMEX approved a change in the accounting policy for the recognition of well exploration and drilling expenses to the successful-efforts method of accounting. As a result, the oil-field exploration and depletion reserve will be discontinued. The change in accounting policy for recording well exploration and drilling expenses had no effect on the consolidated financial statements, since at December 31, 2003, the specific oil-field exploration and depletion reserve had been entirely utilized.

Under the successful efforts method of accounting for oil and gas exploration costs, exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized whether or not successful.

Management makes annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply. PEMEX management believes that this new methodology reflects the best practice for recognizing the capitalization of expenses related to the exploration and drilling of wells.

Through December 31, 2003, a specific capital reserve was established to cover current and future exploration and drilling costs. As oil and gas was extracted from existing wells, the equity reserve was increased, and an amount equal to the increase was charged to cost of sales based upon a calculated quota of exploration and drilling cost per barrel. Accumulated drilling costs pertaining to successful wells were reclassified from that reserve and charged as an investment in fixed assets.

(f) Marketable securities

Marketable securities include investments in debt and equity securities and have been classified on the basis of their intended use at the date of acquisition as debt instruments to be held to maturity, financial instruments for trading and financial instruments available for sale. These financial instruments are initially recorded at acquisition cost, and are subsequently valued as follows (see Note 11):

i. Debt instruments to be held to maturity are valued at acquisition cost and are subsequently reduced by the amortization of any premiums or increased by the amortization of any discounts over the term of the debt instrument, in proportion to the outstanding balance. Any loss in value is recognized in the income statement at the end of each period.

ii. Financial instruments held for trading and available for sale are valued at fair value, which is similar to market value. The fair value is the value at which a financial asset can be exchanged or a financial liability can be liquidated between interested and willing parties in an arm's-length transaction. The effect of the valuation of financial instruments is recorded in income for the year.

(g) Inventory valuation

Inventories are valued as follows:

I. Crude oil and derivatives thereof for export: at net realizable value, determined on the basis of average export prices at December 31, 2005 and 2004, less a provision for distribution expenses and shrinkage.

II. Crude oil and derivatives thereof for domestic sales: at cost, as calculated based on net realizable international market prices.

III. Materials, spare parts and supplies: at the last purchase price.

IV. Materials in transit: at acquisition cost.

(h) Property, plant and equipment

PEMEX's assets are initially recorded at acquisition or construction cost. Interest pertaining to fixed assets in the construction or installation phase are capitalized as part of the asset cost. As of December 31, 2005 and 2004, these assets are expressed at their inflation restated value, determined by applying factors computed from the NCPI.

Depreciation is calculated using the straight-line method based on the expected useful lives of the assets. Depreciation rates are applied to the inflation restated value of the assets. Asset depreciation begins the month after the asset is placed into service. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved reserves.

The Reglamento de Trabajos Petroleros ("Petroleum Works Law") provides that once a well turns out to be dry, invaded with salt water, abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

Effective January 1, 2003, PEMEX adopted Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" issued by the MIPA ("Bulletin C-9"), which establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as a part of its normal operations. As a result, PEMEX changed the method of accruing the costs related to wells subject to abandonment and dismantlement. The present values of these costs are recorded as liabilities on a discounted basis when incurred, which is typically at the time the wells are put into service. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost will be recognized at the end of each period.

The adoption of Bulletin C-9 resulted in the recognition of a benefit of Ps. 2,187,823 related to the provision for dismantlement and abandonment, as of January 1, 2003.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 2(i) and 5.

(i) Impairment of the value of long-lived assets

Effective January 1, 2004, PEMEX adopted Bulletin C-15, "Impairment of the Value of Long-Lived Assets and their Disposal", issued by the MIPA ("Bulletin C-15"). PEMEX recognized impairment in the value of long-lived assets as of January 1, 2004 and for the year ended December 31, 2004 with an initial effect of adoption and a subsequent impairment charge for the year of Ps. 2,0091,590 and Ps. 1,707,645, respectively. The initial adoption effect was presented in the consolidated statement of operations of 2004 as a cumulative effect of adoption of a new accounting standard, and the impairment of 2005 is also presented in the consolidated statement of operations within costs and operating expenses (see Note 7).

PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable. In order to analyze impairment, PEMEX makes a comparison, for each of the cash-generating units, of the book value of the long-lived assets and the estimated future value (discounted) of cash flows generated by such long-lived assets. If the book value of the long-lived assets exceeds the estimated recoverable value, a charge is made to income for the period for an impairment loss. This calculation is made at the end of each period, and in accordance with Bulletin C-15, the impairment recorded can be reversed in subsequent periods if the subsequent impairment analysis does not indicate a loss in such future periods.

(j) Liabilities, provisions, contingent assets and liabilities and commitments

PEMEX's liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of an estimate of economic resources. These provisions have been recorded, based on management's best estimate of the amount needed to settle present liability; however, actual results could differ from the provisions recognized.

(k) Foreign currency balances and transactions

Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into. Monetary assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or "SHCP"). Foreign exchange losses and gains are charged and credited, respectively, to income. This resulted in net exchange gains (losses) credited (charged) to income of Ps. 17,627,605, Ps. (3,586,417) and Ps. (27,724,518) in 2005, 2004 and 2003, respectively.

(l) Retirement benefits, pensions and seniority premiums

In accordance with the Ley Federal del Trabajo ("Federal Labor Law") and pursuant to collective bargaining agreements, seniority premium benefits to which every employee is entitled upon termination of employment, and the pension obligations arising from the employee retirement plans, to which employees do not contribute, are recorded at the cost of years in which employees rendered services in accordance with actuarial valuations that use the projected unit-credit method. PEMEX includes the effect of its labor obligations in these consolidated financial statements in accordance with the standards established by Bulletin D-3 "Labor Obligations" ("Obligaciones Laborales") of Mexican GAAP issued by the MIPA ("Bulletin D-3").

Beginning on January 1, 2005, PEMEX adopted certain provisions of the revised Bulletin D-3, "Labor Obligations", which provides additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs for an amount of approximately Ps. 1,322,540 and a charge to income upon adoption for the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

Effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3, specifically related to valuation, presentation and recording for the recognition of remuneration for other post-retirement benefits. The adoption of these provisions resulted in the recognition of an initial cumulative effect for the recognition of prior services remuneration for other post-retirement benefits as of January 1, 2004, in an amount equal to approximately Ps. 8,726,434, which was recorded as a charge to income and presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

The plan for post-retirement benefits includes support given in the form of cash to retired personnel and their dependents for gas, gasoline and basic supplies, as well as medical services (see Note 12).

(m) Equity

Certificates of Contribution "A", the Mexican Government increase in equity of Petróleos Mexicanos and the Subsidiary Entities, accumulated losses and other equity accounts represent the value of these items stated in terms of purchasing power at the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

(n) Surplus in the restatement of equity

The surplus in the restatement of equity at December 31, 2005 and 2004 is composed of cumulative results from the initial net monetary position and of results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

(o) Result on monetary position

The result on monetary position represents the gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent balance sheet date. The inflation rates were 3.3%, 5.2% and [4.0]%, in 2005, 2004 and 2003, respectively. [Pemex: Why did the inflation rate for 2003 change?]

(p) Cost of sales

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase cost of refined and other products, and deducting the value of inventories at the end of the year. The amount thus determined is restated to period end purchasing power based on NCPI factors. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for future dismantlement and abandonment costs.

Through December 31, 2003, cost of sales also included the increase in the specific oil-field exploration and depletion reserve for the year (a fixed charge per barrel extracted).

(q) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based upon petroleum revenues and do not generate temporary differences or deferred income taxes. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta ("Income Tax Law") or the Ley del Impuesto al Activo ("Asset Tax Law"). Some of the Subsidiary Companies are subject to the Income Tax Law and Asset Tax Law; however, such Subsidiary Companies do not generate significant deferred income taxes.

Petróleos Mexicanos and the Subsidiary Entities are subject to the following duties and taxes: Hydrocarbon Extraction Duties, Hydrocarbon Income Tax, Excess Gains Duty and the Special Tax on Production and Services ("IEPS Tax"). Petróleos Mexicanos and the Subsidiary Entities are also subject to the Impuesto al Valor Agregado (Value Added Tax, or "VAT").

Hydrocarbon extraction duties are calculated at a rate of 52.3% on the net cash flow difference between crude oil sales and extraction costs and expenses. Extraordinary and additional hydrocarbon extraction duties are calculated at a rate of 25.5% and 1.1%, respectively, on the same basis. The hydrocarbon income tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and the Subsidiary Entities are not subject; the rate of this tax was 35% for all periods presented.

The sum of the above duties and taxes must equal 60.8% of Petróleos Mexicanos and the Subsidiary Entities' annual sales revenues to third parties. In addition, PEMEX pays a 39.2% duty on excess gains revenues, i.e., the portion of revenues in respect of crude oil sales at prices in excess of a threshold price set by the Mexican Government annually of 23.00, 20.00 and 18.35 U.S. dollars per barrel for 2005, 2004 and 2003, respectively. Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

(r) Special Tax on Production and Services (IEPS Tax)

The IEPS Tax charged to customers is a tax on the domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold. For financial statement purposes, the IEPS Tax collected from customers is presented as part of "Net domestic sales", and the payment to the Government is deducted after "Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards".

(s) Revenue recognition

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(t) Derivative financial instruments and hedging operations

Effective on January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the MIPA, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives. The adoption of these provisions resulted in the recognition of an initial cumulative effect of a charge to comprehensive loss in the equity for Ps. 6,558,945 and a charge to income for Ps. 442,730, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

As of December 31, 2005, derivative financial instruments shown in the balance sheet are valued at fair value, in accordance with the rules established by Bulletin C-10 (see Note 11).

(u) Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity, liabilities or of both, are recorded at the time of issuance as a liability, equity or as both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses pertaining to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing cost. The distribution of profits to the owners of the components of financial instruments classified as equity is charged directly to an equity account.

(v) Use of estimates

The preparation of the financial statements in accordance with Mexican GAAP requires the use of estimates. PEMEX management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates.

(w) Comprehensive income (loss)

Comprehensive income (loss) is represented by the net loss for the period plus the effect of restatement, the net increase or decrease in the specific oil-field exploration and depletion reserve (through 2003), and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors (see Note 16).

(x) Comprehensive financing cost

Comprehensive financing cost includes all types of financial gains or losses resulting from the real cost of financing in an inflationary environment, such as net interest income and expense, net foreign exchange gains or losses, the effects of valuation on financial instruments, and net gains or losses on monetary positions. [Net foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of local inflation on monetary assets and liabilities.] [Pemex/PWC: Please review.]

(y) Reclassifications

Certain reclassifications have been made to 2004 and 2003 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the current year presentation.

(z) Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method with comprehensive focus, which consists of the recognition of deferred taxes for the temporary differences between accounting and tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005, Petróleos Mexicanos and Subsidiary Entities, effective January 1, 2006, a Subsidiary Entity established a deferred tax liability for Ps. 1,977,728, as the result mainly of temporary differences related to customer advance payments, liability provisions and fixed assets.

(aa) Convenience translation

United Stated dollar ("U.S. dollar") amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2004. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

3. Accounts, notes receivable and other

As of December 31, 2005 and 2004 the accounts, notes and other are as follows:

	2005	2004
Trade-domestic	$ 35,036,762	$ 31,656,433
Trade-foreign	12,898,443	9,561,989
Pemex Finance, Ltd		8,319,848
Mexican Government, advance payments on minimum guaranteed dividends	15,283,418	10,734,035
Specific Funds Trade Commssion	26,851,269	33,795,613
Employees and officers	2,726,278	2,532,442
Other accounts receivable	27,593,749	32,461,745
Less:allowance for doubtful accounts	(2,509,579)	(1,983,935)
	$ 117,880,340	$ 127,078,170

4. Inventories

As of December 31, 2005 and 2004 inventories are as follows:

	2006	2005
Crude oil, refined products, derivatives and petrochemical products	$ 44,097,526	$ 31,610,266
Materials and supplies in stock	5,527,051	4,384,363
Materials and products in transit	2,650,818	2,674,109
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,693,087)	(1,713,112)

	$ 50,582,308	$ 36,955,626

5. Properties and equipment

As of December 31, 2005 and 2004 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2006	2005
Plants	$ 319,382,549	$ 312,232,252
Pipelines	242,724,338	235,926,238
Wells	336,370,213	272,011,517
Drilling equipment	21,089,597	20,608,841
Buildings	38,876,413	38,918,653
Offshore platforms	114,736,613	100,300,550
Furniture and equipment	31,114,875	28,076,713
Transportation equipment	13,039,055	13,206,742
	1,117,333,653	1,021,281,506
Less:		
Accumulated depreciation and amortization	(584,994,136)	(532,897,658)
	532,339,517	488,383,848
Land	39,627,318	39,314,560
Construction in progress	70,607,772	85,323,704
Fixed assets to be disposed of	660,949	1,362,012
	$ 643,235,556	$614,384,124

The depreciation of fixed assets and amortization of wells at the end of December 31, 2005 and 2004, recognized in cost and operating expenses, was Ps. 52,790,751 and Ps. 43,296,481, respectively.

6. Long-term debt

In 2005, significant financing activities were as follows:

a. Petróleos Mexicanos obtained U.S. $59,882 for purchasing loans and project financing, granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2013.

b. Petróleos Mexicanos issued short-term certificates totaling Ps. 16,000,000 (in nominal terms), at several interest rates. This amount, as well as the balance as of December 31, 2004 for Ps. 2,000,000, was repaid in several dates during 2005.

c. From its US$1,250,000 syndicated revolving credit line Petróleos Mexicanos used US$800,000 in two tranches, A and B of US$400,000 each on October 25, 2005; tranch A at a one month LIBOR plus 0.30%, and tranch B at a one month LIBOR plus 0.45%. Both tranches were renewed on November 25, 2005 and were fully repaid on December 28, 2005, leaving this credit line wholly available for its use in 2006.

In 2005, the Master Trust undertook the following financing activities for PIDIREGAS:

a. The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,617,500 and U.S. $4,250 million from a syndicated loan.

b. On February 24, 2005, the Master Trust issued €1,000,000 of 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A;

c. On June 8, 2005, the Master Trust issued U.S.$ 1,500,000 under its Medium-Term Note Program, Series A, in two tranches: U.S.$ 1,000,000 of 5.75% Notes due in 2015 and U.S.$ 500,000 of 6.625% Notes due in 2035, both guaranteed by Petróleos Mexicanos.

d. On August 31, 2005, the Master Trust issued U.S. $175,000 of floating rate notes due 2008; bearing interest at a rate per annum equal to the London Interbank Offered Rate (LIBOR) for a period of one, two, three or six months (at the election of the Master Trust), plus 42.5 basis points, and guaranteed by Petróleos Mexicanos.

e. On December 1, 2005, the Master Trust issued U.S. $750,000 of its Floating Rate Notes due 2012 under its Medium-Term Note Program, Series A, at a rate of three month LIBOR plus 60 basis points guaranteed by Petróleos Mexicanos.

In addition the following financing activities were under taken during 2005:

a. The payment of the Petróleos Mexicanos exchanged notes on December 30, 2004 for Master Trust' notes was made as follows:

On April 29, 2005, Petróleos Mexicanos paid to Master Trust	U.S.$	803,365
On May 20, 2005, Petróleos Mexicanos paid to Master Trust		678,697
On July 6, 2005, Petróleos Mexicanos paid to Master Trust		826,099
Total	U.S.$	2,308,161

b. From the syndicated loan obtained by Master Trust in March 2005 for U.S.$4,250,000, only U.S.$2,020,800 related to new indebtedness, the remaining U.S$2,229,200 was used to refinance other syndicated credits.

c. In June 2005, U.S. $529,800 from the Notes issued by Master Trust for U.S. $1,500,000, are considered new indebtedness, since the remaining U.S. $970,200 were used to refinance the prepaid amount from the Funds Derivative Agreement between Pemex Exploration and Production and the Master Trust.

During 2005, the Fideicomiso F/163 undertook the following financing activities:

a. On February 1, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by the "Comisión Nacional Bancaria y de Valores" (the Banking and Securities National Commission) (the "CNBV"), a total of (UDI's 1,697.6 million (Ps. 6,000,000) of notes denominated in Unidades de Inversión (Units of Investment, or "UDI's") in the Mexican domestic market, guaranteed by Petróleos Mexicanos.

b. On February 11, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 15,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one for

Ps. 7,500,000 of notes due February 11, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and the other one for Ps. 7,500,000 of notes due February 11, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points.

c. On May 13, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 10,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one for Ps. 5,012,600 of notes due February 4, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and the other one for Ps. 4,987,400 of notes due January 31, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points.

d. On July 29, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 5,000,000 of notes due 2015 in the Mexican domestic market, guaranteed by Petróleos Mexicanos, bearing interest at a fixed rate of 9.91%.

e. On October 21, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 4,500,000 of notes due 2011 in the Mexican domestic market, guaranteed by Petróleos Mexicanos, bearing interest at the 91-day Cetes (Treasury bill) rate plus 0.35.

In 2004, significant financing activities were as follows:

a. Petróleos Mexicanos issued short-term certificates totaling Ps. 9,000,000 (in nominal terms), bearing fixed interest rates ranging from 8.43% to 8.79%. Of that amount, Ps. 7,000,000 was repaid in 2004 and Ps. 2,000,000 is repayable in 2005.

b. Petróleos Mexicanos obtained direct loans denominated in Japanese yen (Y) of Y 13,229,411 equivalent to U.S. $129,302 or Ps. 1,505,101, bearing interest at a fixed rate of 4.2%. Of this amount, Y 1,202,674 was paid in December 2004, and the remainder is payable on different dates up 2009.

c. Petróleos Mexicanos obtained U.S. $93,666 (Ps. 1,090,293) for purchasing loans and project financing, granted by export credit agencies. These loans bear interest at LIBOR plus 0.0625% to 0.5% with various maturity dates through 2014.

In 2004, the Master Trust undertook the following financing activities:

a. The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,399,069 (Ps. 16,285,473) to finance foreign trade operations. These loans are repayable on various maturity dates through 2007 and are subject to interest at LIBOR plus 0.6% and 1.125%.

b. On June 15, 2004, the Master Trust issued U.S. $1,500,000 (Ps. 17,460,333) of Guaranteed Floating Rate Notes due 2010. These notes, which bear interest at the LIBOR plus 1.3%, mature in 2010 and are guaranteed by Petróleos Mexicanos.

c. On August 5, 2004, the Master Trust issued € 850,000 (Ps. 13,456,072) of 6.375% Guaranteed Notes due 2016. The notes are guaranteed by Petróleos Mexicanos.

d. On September 28, 2004, the Master Trust issued perpetual bonds with no fixed maturity date totaling U.S. $1,750,000 (Ps. 20,370,388), which bear a fixed interest rate of 7.75%. The bonds are guaranteed by Petróleos Mexicanos and may be redeemed at any time on or after the fifth anniversary from the date of issuance at the option of the issuer.

e. On December 30, 2004, the Master Trust completed an exchange offer pursuant to which the Master Trust issued seven tranches of notes with a principal amount totaling U.S. $2,308,161 (Ps. 26,867,506) in exchange for an equal principal amount of notes previously issued by Petróleos Mexicanos. This amount represented 78.4% of the total principal amount of notes subject to the offer.

f. At various dates in 2004, the Master Trust obtained bank loans to finance PIDIREGAS projects, which totaled U.S. $25,000 (Ps. 291,006), subject to an interest rate of LIBOR plus 0.55% to 0.7%. Such loans are due in 2006 and 2007.

In 2004, Fideicomiso F/163 undertook the following financing activities:

a. On January 30, 2004, under its Ps. 20,000,000 peso-denominated publicly-traded notes (certificados bursátiles) program approved by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or "CNBV"), the Fideicomiso F/163, issued Ps. 11,500,000 (in nominal terms) of notes the Mexican domestic market which corresponded to a reopening of an earlier issuance and involved three separate tranches: Ps. 4,000,000 at a variable 91-day interest rate Certificados de la Tesorería de la Federación (Mexican Government Treasury Bonds "CETES") plus 0.65% maturing in 2007; Ps. 5,000,000 at the 182-day CETES rate plus 0.67%, maturing in 2009; and Ps. 2,500,000 at a fixed rate of 8.38%, maturing in 2010.

b. On March 26, 2004, under its peso-denominated publicly-traded notes (certificados bursátiles) program (which was increased to Ps. 40,000,000), the Fideicomiso F/163 issued Ps. 14,672,000 (in nominal terms) of the foregoing notes in a further reopening, also in three tranches, of Ps. 6,00,000 at the CETES rate plus 0.65%, maturing in 2007; Ps. 6,000,000 at the CETES rate plus 0.67% maturing in 2009; and Ps. 2,672,000 at a fixed rate of 8.38%, maturing in 2010.

c. On March 30, 2004, Fideicomiso F/163 obtained a bank loan for Ps. 4,000,000 (in nominal terms), which is subject to a variable interest at the Tasa de Interés Interbancaria de Equilibrio (Inter-banking interest rate, or "TIIE") plus 0.40% and is repayable from 2005 to 2009.

d. On November 4, 2004, Fideicomiso F/163 obtained a bank loan of Ps. 4,000,000 (in nominal terms), which is subject to interest at a fixed rate of 11% and matures in 2011 and 2012.

e. On November 23, 2004, Fideicomiso F/163 obtained a bank loan of Ps. 3,000,000 (in nominal terms), which is subject to interest at TIIE plus 0.48% and is repayable in 2010 and 2012.

f. On December 23, 2004, Fideicomiso F/163 issued zero coupon notes denominated in Unidades de Inversión (Units of Investment, or UDI) in an amount of UDI 1,415,800 (equivalent to Ps. 5,000,000 (in nominal terms)) with a maturity of 15 years.

g. On December 20, 2004, Fideicomiso F/163 obtained a loan for Ps. 4,000,000 (in nominal terms) subject to an interest rate equal to the TIIE rate plus 0.425%, which was subsequently changed to a fixed rate of 10.55% and will mature from 2010 to 2012.

Additionally, in 2004 the following financing activities were also undertaken:

a. On January 26, 2004, RepCon Lux issued U.S. $1,373,738 (Ps. 15,990,615) of 4.5% guaranteed exchangeable bonds due 2011, bearing interest at the fixed rate of 4.5%. These bonds are guaranteed by Petróleos Mexicanos and are exchangeable for shares of common stock of Repsol YPF, S. A. or the cash equivalent thereof (see Note 6).

b. As of December 31, 2004, PMI Trading has signed a number of agreements with foreign banks pertaining to credit lines intended to support commercial transactions, totaling U.S. $60,000. At December 31, 2004, these credit lines remain unused. Additionally, PMI Trading obtained a bank loan of U.S. $25,000 (Ps. 291,006) at a fixed interest rate of 3.45%, payable in 2005.

In 1983, 1985, 1987, and 1990, Petróleos Mexicanos, together with the Mexican Government, entered into various covenants with the international banking community for restructuring its debt. As a result of the final agreement, the remaining balance of the restructured Mexican Government debt retained principally the same interest conditions as had been negotiated in 1987. The agreed-upon periods of amortization included a provision for division of the debt into two main portions with amortization over 52 and 48 quarters, respectively. The first amortization period began in 1994 and the second began in 1995, with both scheduled to end in December 2006.

Each year, the Ministry of Finance approves Petróleos Mexicanos and Subsidiary Entities' annual budget and its annual financing program. The Mexican Government incorporates Petróleos Mexicanos and Subsidiary Entities' annual budget and annual financing program into the budget of the Mexican Government, which the Mexican Congress must approve each year. PEMEX's debt is not an obligation of, and is not guaranteed by, the Mexican Government. However, under the Ley General de Deuda Pública (the "General Law of Public Debt"), Petróleos Mexicanos and Subsidiary Entities' foreign debt obligations must be approved by and registered with the SHCP and are considered Mexican external public debt. Although Petróleos Mexicanos' debt is not guaranteed by the Mexican Government, Petróleos Mexicanos' external debt has received "pari passu" treatment in previous debt restructurings.

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

- The sale of substantial assets essential for the continued operations of the business;
- Liens against its assets; and
- Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended December 31, 2005 and 2004, is analyzed as follows:

	2005	2004
Net loss for the year	$(76,282,350)	$(26,345,302)
Effect of restatement of the year - Net	7,580,524	(4,832,792)
Others	($26,591,197)	(7,208,067)
Comprehensive loss for the year	(95,293,023)	$ (38,386,161)

8. Foreign currency position

At December 31, 2005 and 2004, PEMEX has the following assets and liabilities denominated in foreign currencies (which are translated into Mexican pesos at the 2005 and 2004 year-end exchange rates listed below):

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Asset (liability) position	Year-end Exchange rate	Amounts in pesos
2005:					
U.S. dollars	14,621,145	(37,879,912)	(23,258,767)	10.7777	(Ps. 250,676,014)
Japanese yen		(144,171,281)	(144,171,281)	0.0914	(13,177,255)
Pounds sterling	262	(453,455)	(453,193)	18.5247	(8,395,272)
Euros	4,732	(4,240,207)	(4,235,475)	12.7080	(53,824,414)
Austrian shillings		(86)	(86)	8.1744	(703)
Swiss Francs		(41)	(41)	8.1779	(335)
Canadian dollar	2		2	9.2330	17

Total liability position, before foreign currency hedging (Note 11)					(Ps. 429,763,322)

2004:

U.S. dollars	9,322,376	(40,570,870)	(31,248,494)	11.2648	(Ps. 352,008,035)
Japanese yen	90,415	(163,009,706)	(162,919,291)	0.1101	(17,937,414)
Pounds sterling	814	(452,498)	(451,684)	21.6532	(9,780,404)
Euros	14,393	(3,280,525)	(3,266,132)	15.3201	(50,037,469)
Total liability position, before foreign currency hedging (Note 11)					(Ps. 429,763,322)

9. Commitments and Contingencies

a. Petróleos Mexicanos is jointly responsible for all the liabilities that the Trust constituted on November 10, 1998 with The Bank of of New York (Delaware) named Pemex Project Funding Master Trust (Master Trust), contracts, which principal propose is the administration of financial resources to finance projects designated by Petróleos Mexicanos. The unpaid balance of the liabilities of the Master Trust, derived from the resources that it obtains for the development of the projects PIDIREGAS, on December 31, 2005, is Ps378,929,073 (US$ 35,158,621), which is as follows: resources obtained under the protection of the agreement of derivation of funds Ps24,217,486 (US$ 2,246,999) and resources obtained of financial institutions Ps354,711,587 (US$ 32,911,622), being Petróleos Mexicanos guarantees of the Master Trust before the above mentioned institutions of credit for the latter amount.

The outstanding balance on December 31, 2004, was of Ps370,720,009 (US$ 31,848,191), the resources obtained under the protection of the agreement of derivation of funds Ps40,917,207 (US$ 3,515,157), and the resources obtained of financial institutions Ps329,802,802 (US$ 28,333,034).

b. Petróleos Mexicanos is jointly responsible in its character of guarantee for all the liabilities that the Trust constituted on October 17, 2003 and administered from its constitution until July 31, 2004 for the Bank Boston, S. A. and since August 1st, 2004 to date by JP Morgan by means of the Contract of Irrevocable Trust of Administration. F/163 (Trust F/163), which principal intention is to carry out issues under a program of stock exchange certificates, as well as the contracting of other financings, in conformity with the instructions gave by Petróleos Mexicanos. The resources that are obtained will be destined to cover obligations of payment in national currency derived from projects PIDIREGAS. The outstanding balance of the Trust F/163 on December 31, 2005 and 2004 is Ps106,449,777 and Ps63,956,971, respectively.

c. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At December 31, 2005 and 2004, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.

15,141,829 and Ps. 19,096,059, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

According with the contract before mention the future payments are estimated as follow:

2006	$	2,371,373
2007		2,310,159
2008		1,592,950
2009		1,242,335
2010		1,242,335
2011 and thereafter		6,382,677
Total	$	15,141,829

d. During 2005 and 2004 PEMEX, has implemented Contracts of Multiple Services ("CSM"). In these contracts the contractor, on his own cost, will have to administer and support the execution of the works of the CSM, which will be grouped in the categories of development, infrastructure and maintenance. The estimated value of the CSM, on December 31 is as follow:

Date of contracting	Block	2005 USD	2004 USD
February 9, 2004	Olmos	$ 343,574	$ 343,574
November 21, 2003	Cuervito	260,072	260,072
November 28, 2003	Misión	1,035,580	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196	2,437,196
December 8, 2003	Fronterizo	264,977	264,977
December 9, 2004	Pandura-Anáhuac	900,392	-
March 23, 2005	Pirineo	642,295	-
Total		$ 5,887,086	$ 4,341,399

e. PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific for each customer and their duration in certain contracts have no expiration and in certain cases, the contracts contain minimum mandatory periods.

f. At December 31, 2005 and 2004, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 226,792,349 and Ps155,239,285. These contracts are for the development of PIDIREGAS.

In the normal course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made any accruals.

g. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improvement plans. Such plans consider remediation for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded a reserve for environmental remediation as of December 31, 2005 and 2004 of Ps.1,418,714 and Ps. 1,594,677, respectively. That reserve is included in long-term liabilities in the balance sheet.

h. At December 31, 2005, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 13,767,793. At December 31, 2005 and 2004, PEMEX has accrued Ps. 1,578,659 and Ps. 1,631,271, respectively, related to those contingencies.

i. PEMEX is currently involved an arbitration with Conproca, S. A. de C. V. ("Conproca") arising out of public works contracts signed with Conproca and accounted for as PIDIREGAS, pursuant to which Conproca seeks a payment of U.S. $632,801. PEMEX filed a counter-claim against Conproca for the non-fulfillment of contracts relating to the Cadereyta Project in an amount of U.S. $907,660.

For what it does to the procedural state of the judgment, this one is in the evidential stage; being celebrated, from January 30 to February 4, 2006, the first hearing of responsibilities. In conformity with the procedural calendar the most transcendent hanging actions to realize inside the arbitral procedure are the following: a) presentation of the writings of allegations related to the topics treated in the first hearing of responsibility; b) issue of an opinion on the part of the Arbitral Court on the results of the first hearing of responsibility; c) celebration of a last hearing of responsibility, which will have to be carried out between 8 and on January 21, 2007.

j. The Comisión Federal de Competencia (Federal Competition Commission) handed down a resolution against PEMEX for alleged monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution required the following measures be taken:

- Amendment of the joint venture agreements, trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Reporting of the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but was challenged through an appeal for review. A ruling thereon has not yet been handed down. Consequently, PEMEX has not accrued any reserve for this claim.

k. Judgments derived from contracts celebrated with the companies Mecánica de la Peña, S. A. de C. V. y Mecapeña, S. A. de C. V. For what it does to the judgments established by these companies in opposition to a Subsidiary Entity to the date there have not been pronounced sentences that affect the patrimony of the Entity. Respect of the judgments established by the Subsidiary Entity in opposition to Mecánica de la Peña, S. A. de C. V., Afianzadora Sofimex, S. A. y el Instituto Mexicano del Petróleo, there have been obtained judgments favorable to the Subsidiary Entity; nevertheless, to the date definitive judgment has not been obtained yet for being in step a judgment of protection promoted by the Subsidiary Entity, for what the quantities reclaimed in two judgments in step for US$ 2,240,000 and US$ 2,550,000, yet they have not been recovered for the Subsidiary Entity.

l. Administrative procedures followed by trade for the Federal Commission of Competition in opposition to a Subsidiary Entity. Before the Federal Commission of Competition, to the date, they continue dependent on there be fulfilling two resolutions emitted in the administrative procedures identified with the numbers IO-62-97 and IO-14-99, with dates July 10, 2003 and November 27, 2003, respectively. The lawsuit of protection that it interposed in opposition to the resolutions dictated in the mentioned procedures, the company Impulsora Jalisciense, S. A. de C. V., it has been solved definitively, refusing the protection of the Federal Justice.

According with the previous, is in wait of which the Federal Commission of Competition notify to the Subsidiary Entity that has resumed the term of six months in order that it expires with the resolution. The risk of imposition of a fine to the Subsidiary Entity for the amount of 1,500 times to the Minimal In force Salary in the Federal District, for every day that pass without respecting the resolution, still does not materialize.

m. Ordinary Mercantile judgment 75/99, followed by Combustibles de Oriente, S. A. de C. V., in opposition to a Subsidiary Entity. With date August 16, 2004 there was dictated resolution for which the Judge who knows about the judgment condemned to a Subsidiary Entity to pay the amount of Ps221,158 to supplier. The supplier was condemned to the payment of the amount of Ps31,143 for concept of not full invoices. Done the compensation of indebtedness stayed a balance in favour of the supplier for the amount of Ps90,015. The penalty in favour of the supplier remained full in its entirety with date January 28, 2005.

The supplier initiated a new incident of liquidation for concept of expenses and costs and interests moratorium for the amount of Ps21,267 and Ps44,677 , respectively. Respect of these last two concepts, to the date judicial resolution does not exist.

n. Ordinary mercantile judgment with number 30/2000 promoted by Construcciones Industriales del Golfo, S. A. de C. V.. in opposition to Petróleos Mexicanos and a Subsidiary Entity respect of the contract of public work STI-CEPE-06/92 where a Subsidiary Entity was condemned to pay US$4,358,730 for concept of work of additional executed and not full works and US$ 229,950 for financial expenses plus 6 % of legal interest. These amounts were exhibited before the Third Court of District in Civil Matter in the Federal District, by means of promotion of date August 25, 2005.

The final result of the judgment still in process and a judgment of protection has been promoted by the contractor.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at December 31, 2005					
Trade Income					
External Costumers	$ -	$353,222,406	$134,291,465	$20,216,707	$420,912,398
Intersegments	716,286,862	38,260,366	82,592,212	8,816,253	122,259,517
Operation Gain (Loss)	525,687,650	(26,770,098)	9,890,873	(9,060,006)	(20,415,278)
Net Gain (Loss)	(18,248,376)	(53,266,423)	6,681,722	(16,534,719)	(70,887,572)
Total Assets	843,574,596	296,871,530	96,996,258	51,723,397	1,504,877,998
As at December 31, 2004					
Trade Income					
External Costumers	$ -	$326,675,570	$119,916,880	$17,384,538	$335,391,475
Intersegments	579,693,486	27,921,845	69,426,501	7,611,461	96,172,451
Operation Gain (Loss)	426,167,164	41,206,810	13,741,342	(8,168,863)	(649,581)
Net Gain (Loss)	(14,125,507)	(22,795,672)	12,040,606	(12,725,525)	(22,754,270)
Total Assets	751,292,856	283,849,068	107,654,194	89,311,307	1,064,099,594

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	118,838
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,582,764
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	298,748
P.M.I. Holdings B.V.	Holding	40	100.00	79	3,774,545
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	114,693
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,045,250
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	77,760
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	662,684
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments In Subsidiaries					**7,675,282**
AFFILIATES					
Repsol YPF	Oil & gas company	58,935,349	4.94	0	18,567,473
Deer Park Refining Limited	Refining company	1	0.00	0	5,492,630
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.85	178,796	145,505
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,176,457
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	1,022,682
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	178,923
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	12,590
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	24,290
Other Investments		1	0.00	0	48,434
		0	0.00	0	0
Total Investments In Affiliates				**695,290**	**26,668,984**
OTHER PERMANENT INVESTMENTS					0
T O T A L				**695,290**	**26,668,984**

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

			Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
				Time Interval						Time Interval				
CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)														
FOREIGN TRADE														
BANCA SERFIN S.A. (6) (11)	30/03/2009	8.56	0	888,889	2,222,222	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11)	07/04/2006	8.77	0	500,000	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (6) (11)	18/09/2006	8.90	0	1,000,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	23/12/2008	8.56	0	0	4,945,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40	0	0	2,055,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	20/12/2012	9.86	0	555,556	5,111,111	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	8.57	0	1,000,000	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO,S.A. (6) (7)	05/11/2012	11.00	0	0	4,000,000	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (6) (11)	23/11/2012	8.57	0	0	3,000,000	0	0	0	0	0	0	0	0	0
ACCRUED INTERESTS PAYABLE	31/12/2006	0.00	0	66,177	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (7)	30/06/2018	5.44	0	0	0	0	0	0	0	215,554	215,554	215,554	215,554	1,832,209
BANCO SANTANDER MEXICANO,S.A. (1) (8)	19/09/2013	4.22	0	0	0	0	0	0	0	2,802,202	107,777	107,777	107,777	431,108
BANOBRAS (1) (8)	16/11/2006	4.45	0	0	0	0	0	0	0	91,946	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	4.52	0	0	0	0	0	0	0	273,230	0	0	0	0
BANCA SERFIN S.A. (1) (8)	28/04/2008	4.38	0	0	0	0	0	0	0	1,077,770	1,077,770	1,077,770	0	0
NACIONAL FINANCIERA,S.N.C. (1) (7)	29/12/2008	5.58	0	0	0	0	0	0	0	0	0	1,077,770	0	0
NACIONAL FINANCIERA,S.N.C. (3) (7)	15/12/2009	4.20	0	0	0	0	0	0	0	219,849	219,849	219,849	219,849	0
BANK OF AMERICA (1) (8)	26/12/2006	4.36	0	0	0	0	0	0	0	404,376	0	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	2.39	0	0	0	0	0	0	0	5,837	0	0	0	0
BANK OF AMERICA (4) (8)	23/12/2006	1.00	0	0	0	0	0	0	0	933	0	0	0	0
CITIBANK N.A. (1) (8)	24/03/2012	4.19	0	0	0	0	0	0	0	0	0	0	6,381,938	39,423,287
DERIVACION DE FONDOS (1) (8)	16/11/2006	4.13	0	0	0	0	0	0	0	750,597	0	0	0	0
DERIVACION DE FONDOS (2) (8)	16/11/2006	2.79	0	0	0	0	0	0	0	6,477	0	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	4.09	0	0	0	0	0	0	0	646,662	646,662	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	17/05/2007	3.57	0	0	0	0	0	0	0	431,108	161,666	0	0	0
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	02/07/2012	7.60	0	0	0	0	0	0	0	390,785	141,807	120,782	120,782	374,261
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2006	8.10	0	0	0	0	0	0	0	495,766	0	0	0	0
ACCRUED INTERESTS PAYABLE	31/12/2006	0.00	0	0	0	0	0	0	0	552,459	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40	0	0	0	0	0	0	0	1,841,932	1,999,905	2,171,427	2,357,659	1,253,605
ACCRUED INTERESTS PAYABLE CONPROCA	31/12/2006	0.00	0	0	0	0	0	0	0	38,227	0	0	0	0
FSO INC. (1) (7)	14/09/2008	15.00	0	0	0	0	0	0	0	250,504	269,670	216,414	0	0
CSM	31/10/2009	4.70	0	0	0	0	0	0	0	493,160	349,967	207,047	64,127	0
PEMEX FINANCE (1) (7)	15/11/2018	8.95	0	0	0	0	0	0	0	4,488,559	4,167,377	3,592,567	3,269,236	7,580,315
PEMEX FINANCE (1) (8)	07/04/2014	4.31	0	0	0	0	0	0	0	0	0	0	0	2,047,763
GUARANTEED BANK LOANS														
NACIONAL FINANCIERA,S.N.C. (3) (7)	20/11/2015	2.90	0	0	0	0	0	0	0	294,588	294,588	294,588	294,588	1,767,527
EKSPORTFINANS ASA (1) (7)	17/10/2008	4.62	0	0	0	0	0	0	0	45,694	45,719	26,549	0	0
EKSPORTFINANS ASA (1) (7)	30/06/2013	3.87	0	0	0	0	0	0	0	239,001	251,067	184,413	122,376	311,114
ABN AMRO BANK,N.V. (1) (8)	25/06/2015	4.26	0	0	0	0	0	0	0	2,130,837	2,511,227	2,511,227	2,511,227	6,761,212
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	4.50	0	0	0	0	0	0	0	191,377	191,377	191,377	191,377	861,198
BANCO SANTANDER CENTRAL HISPANO (1) (8)	28/12/2010	3.81	0	0	0	0	0	0	0	249,271	189,151	89,670	51,303	12,583
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	3.67	0	0	0	0	0	0	0	834,293	834,293	834,293	834,293	2,599,505
BNP PARIBAS (1) (8)	20/01/2015	3.40	0	0	0	0	0	0	0	938,294	1,318,683	1,318,683	1,318,683	6,314,464
DRESDNER BANK AG (1) (8)	01/06/2012	3.53	0	0	0	0	0	0	0	257,787	257,787	257,787	257,787	626,291
EXPORT DEVELOPMENT CANADA (1) (8)	30/06/2015	3.79	0	0	0	0	0	0	0	215,554	215,554	215,554	215,554	1,077,770
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	5.61	0	0	0	0	0	0	0	4,449	0	0	0	0
EXPORT DEVELOPMENT CANADA (1) (8)	15/04/2013	4.28	0	0	0	0	0	0	0	49,716	47,121	33,448	23,641	30,216
EXPORT DEVELOPMENT CANADA (1) (8)	15/12/2010	3.60	0	0	0	0	0	0	0	215,554	215,554	215,554	215,554	215,554
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	5.90	0	0	0	0	0	0	0	19,540	0	0	0	0
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/03/2011	3.43	0	0	0	0	0	0	0	32,569	32,569	32,569	29,695	40,417
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	03/01/2013	3.68	0	0	0	0	0	0	0	191,266	191,266	191,266	191,266	534,180
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	4.43	0	0	0	0	0	0	0	51,006	51,006	51,006	51,006	127,515
HSBC BANK, PLC (1) (8)	30/06/2017	4.24	0	0	0	0	0	0	0	266,008	301,396	301,396	317,018	1,350,264
HSBC BANK, PLC (1) (7)	26/09/2011	5.87	0	0	0	0	0	0	0	89,258	86,663	71,486	56,310	108,889
HSBC BANK, PLC (1) (7)	29/10/2007	5.79	0	0	0	0	0	0	0	50,118	22,766	0	0	0
HSBC BANK, PLC (1) (8)	17/04/2014	4.34	0	0	0	0	0	0	0	20,638	20,638	20,638	20,638	92,869

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	0	0	0	0	0	0	0	673	673	673	673	3,092
SOCIETE GENERALE (1) (8)	31/01/2011	3.91	0	0	0	0	0	0	0	633,341	459,134	345,862	211,972	149,621
SOCIETE GENERALE (1) (8)	20/03/2008	4.01	0	0	0	0	0	0	0	13,360	13,358	6,679	0	0
STANDARD CHARTERED BANK (1) (8)	20/01/2015	3.76	0	0	0	0	0	0	0	469,147	849,536	849,536	849,536	4,001,006
J.P. MORGAN CHASE (1) (8)	06/03/2012	3.84	0	0	0	0	0	0	0	66,664	66,664	66,664	66,664	146,693
DEUTSCHE BANK (1) (8)	16/12/2013	3.65	0	0	0	0	0	0	0	25,573	25,573	25,573	25,573	85,275
TORONTO DOMINION BANK (1) (8)	20/10/2009	4.36	0	0	0	0	0	0	0	101,033	101,033	99,129	66,691	0
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	30/06/2015	3.95	0	0	0	0	0	0	0	694,563	711,252	711,252	711,252	4,139,418
JAPAN BANK FOR INTERNATIONAL COOPERATION (1) (7)	30/06/2015	4.36	0	0	0	0	0	0	0	0	16,690	16,690	16,690	91,793
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	08/03/2017	1.00	0	0	0	0	0	0	0	0	23,778	47,555	47,555	356,516
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	01/06/2012	6.64	0	0	0	0	0	0	0	215,554	215,554	215,554	215,554	538,885
MIZUHO CORPARATE BANK, LTD (3) (7)	22/05/2010	1.97	0	0	0	0	0	0	0	1,276,601	1,276,601	1,276,601	1,276,601	638,119
ACCRUED INTERESTS PAYABLE	31/12/2005	0.00	0	0	0	0	0	0	0	446,384	0	0	0	0
COMMERCIAL BANKING														
OTHERS														
TOTAL BANK LOANS			0	4,009,622	21,333,333	0	0	0	0	25,807,644	20,196,276	19,520,229	22,927,999	85,924,534
STOCK EXCHANGE**														
LISTED IN THE STOCK EXCHANGE (MEXICO AND/OR ABROAD)														
DEUTSCHE BANK (1) (7)	15/03/2006	9.50	0	0	0	0	0	0	0	1,037,397	0	0	0	0
DEUTSCHE BANK (1) (7)	01/02/2009	7.87	0	0	0	0	0	0	0	0	0	0	10,777,700	0
DEUTSCHE BANK (1) (7)	01/02/2022	8.62	0	0	0	0	0	0	0	0	0	0	0	10,777,700
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	8,083,275
DEUTSCHE BANK (1) (7)	01/12/2023	8.62	0	0	0	0	0	0	0	0	0	0	0	2,465,237
DEUTSCHE BANK (1) (7)	01/06/2007	9.00	0	0	0	0	0	0	0	0	1,706,681	0	0	0
DEUTSCHE BANK (1) (7)	02/12/2008	9.37	0	0	0	0	0	0	0	0	0	4,731,529	0	0
DEUTSCHE BANK (1) (7)	15/03/2006	9.50	0	0	0	0	0	0	0	4,351,453	0	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	4,306,974	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	3,820,443
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	3,494,346
DEUTSCHE BANK (1) (7)	02/12/2008	9.37	0	0	0	0	0	0	0	0	0	1,716,122	0	0
DEUTSCHE BANK (1) (7)	13/10/2010	9.12	0	0	0	0	0	0	0	0	0	0	0	10,777,700
DEUTSCHE BANK (1) (7)	15/08/2008	6.12	0	0	0	0	0	0	0	0	0	8,083,275	0	0
DEUTSCHE BANK (1) (7)	15/12/2014	7.37	0	0	0	0	0	0	0	0	0	0	0	18,860,975
DEUTSCHE BANK (1) (7)	15/12/2015	5.75	0	0	0	0	0	0	0	0	0	0	0	10,777,700
DEUTSCHE BANK (1) (7)	01/12/2023	8.62	0	0	0	0	0	0	0	0	0			229,188
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	0	10,777,700	0	0
DEUTSCHE BANK (1) (7)	15/06/2035	6.62	0	0	0	0	0	0	0	0	0	0	0	5,388,850
DEUTSCHE BANK (1) (7)	28/09/2009	7.75	0	0	0	0	0	0	0	0	0	0	18,860,975	0
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	2,159,646	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	490,633
CITIBANK, N.A. (1) (7)	01/06/2007	9.00	0	0	0	0	0	0	0	0	987,744	0	0	0
DEUTSCHE BANK (1) (8)	03/12/2012	4.41	0	0	0	0	0	0	0	0	0	0	0	8,083,275
DEUTSCHE BANK (3) (7)	05/12/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	2,741,847
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	0	0	0	0	0	0	0	0	0	0	0	7,409,880
DEUTSCHE BANK (2) (7)	02/08/2007	7.75	0	0	0	0	0	0	0	0	6,354,000	0	0	0
DEUTSCHE BANK (2) (9)	04/03/2008	9.10	0	0	0	0	0	0	0	0	0	1,312,627	0	0
J.P. MORGAN CHASE (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	277,849
J.P. MORGAN CHASE (1) (8)	15/06/2010	3.87	0	0	0	0	0	0	0	0	0	0	0	16,166,550
J.P. MORGAN CHASE (1) (8)	17/10/2009	4.15	0	0	0	0	0	0	0	0	0	0	5,388,850	0
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.62	0	0	0	0	0	0	0	0	0	0	0	9,531,000
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	6,354,000
J.P. MORGAN CHASE (2) (7)	05/08/2016	6.37	0	0	0	0	0	0	0	0	0	0	0	10,801,800
J.P. MORGAN CHASE (2) (7)	24/02/2025	5.50	0	0	0	0	0	0	0	0	0	0	0	12,708,000
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	04/02/2010	8.77	0	0	12,512,600	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	08/10/2009	10.12	0	0	13,500,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	13/10/2011	8.93	0	0	5,500,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	19/10/2007	8.93	0	0	13,000,000	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	National Institutions: Current Year	National: Up to 1 Year	National: Up to 2 Years	National: Up to 3 Years	National: Up to 4 Years	National: Up to 5 Years or More	Foreign Institutions: Current Year	Foreign: Up to 1 Year	Foreign: Up to 2 Years	Foreign: Up to 3 Years	Foreign: Up to 4 Years	Foreign: Up to 5 Years or more
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	31/01/2013	9.70	0	0	12,487,400	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (13) (14)	05/12/2019	0.00	0	0	11,000,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (7)	14/10/2010	8.38	0	0	6,172,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (7)	16/07/2015	9.91	0	0	9,500,000	0	0	0	0	0	0	0	0	0
LLOYDS TSB (5) (7)	31/03/2006	14.50	0	0	0	0	0	0	0	926,235	0	0	0	0
CITIBANK N.A. (2) (7)	13/08/2007	7.37	0	0	0	0	0	0	0	0	4,922,351	0	0	0
ACCRUED INTERESTS PAYABLE	31/12/2006	0.00	0	2,069,287	0	0	0	0	0	4,694,962	0	0	0	0
ADVANCED INTERESTS	31/12/2006	0.00	0	(6,144,596)	0	0	0	0	0	(940,144)	0	0	0	0
GUARANTEED														
REPCON LUX	26/01/2011	4.50	0	0	0	0	0	0	0	0	0	0	0	14,805,736
ACCRUED INTERESTS PAYABLE REPCON LUX	31/12/2006	0.00	0	0	0	0	0	0	0	285,010	0	0	0	0
PRIVATE PLACEMENTS					0									
PRIVATE PLACEMENTS	25/08/2006	4.02	0	0	0	0	0	0	0	0	0	1,886,098	0	0
GUARANTEED														
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			0	(4,076,309)	83,672,000	0	0	0	0	10,354,913	20,437,396	28,807,351	35,027,525	164,045,984
SUPPLIERS														
OTHER SUPPLIERS			0	30,960,550	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			0	30,960,550	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER LIABILITIES		0.00	0	10,386,890	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL			0	41,281,753	105,005,333	0	0	0	0	36,162,557	40,633,671	48,027,680	67,956,524	249,870,518

NOTES:

CURRENCIES

ACCOUNTING EXCHANGE RATES

(1) Dollars
(2) Euros
(3) Japanese Yens
(4) Swiss Francs
(5) Sterling Pounds
(6) Pesos
(13) Pesos denominated in UDI
TYPE OF RATE
(7) Fix Rate
(8) Libor Rate
(9) Floating Rate
(10) Discount Rate
(11) TIIE Rate
(12) Cetes
(14) Coupon Zero

	11.2648	303,120,010
	15.3201	52,001,874
	0.1101	12,787,523
	9.9241	933
	21.6532	8,338,115
	1	108,949,777
Int. Deveng.		1,068,766
FSO+CSM		1,850,889
REPCON LUX y Mina		14,805,736
Pemex Finance		25,145,817
Conproca		9,624,528
TOTAL HOREMSDE +		537,689,968
TOTAL ANEXO 5		537,689,496
DIF POR VC EN MT		472
HOREMSDE PURO		485,196,232

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**14,621,145**	**157,582,312**	**6,031**	**64,998**	**157,647,310**
LIABILITIES POSITION	**37,879,912**	**408,258,326**	**7,001,768**	**75,462,960**	**483,721,286**
SHORT TERM LIABILITIES POSITION	9,862,549	106,295,592	470,203	5,067,707	111,363,299
LONG TERM LIABILITIES POSITION	28,017,363	301,962,734	6,531,565	70,395,253	372,357,987
NET BALANCE	**(23,258,767)**	**(250,676,014)**	**(6,995,737)**	**(75,397,962)**	**(326,073,976)**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

(1) American Dollars	11.2648
(2) Euros	15.3201
(3) Japanese Yens	0.1101
(4) Swiss Francs	9.9241
(5) Sterling Pounds	21.6532
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	(16,332,449)
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL	0	0	0	0	**(16,332,449)**

OBSERVATIONS

NOTE: PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH AN ACCRUED AMOUNT OF (16,332,449), THUS WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/OR SERVICE

ANNEX 9

CONSOLIDATED

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0.00
Crude oil production (tbpd)		3,460	96.40
Gas Production (mmcfpd)		4,936	97.60
REFINING		0	0.00
Atmospheric destillation capacity (tbpd)		**1,540**	**84.10**
Cadereyta		275	72.10
Madero		190	75.90
Minatitlán		185	88.10
Salamanca		245	80.70
Salina Cruz		330	88.90
Tula		315	94.50
Storage and Distribution Facilities (tbpd)		**13,056**	**100.00**
GAS AND BASIC PETROCHEMICALS		0	0.00
Sweetening Gas plant (mmcfpd)		**4,503**	**70.00**
Cactus		1,960	70.00
Nuevo Pemex		880	84.30
Ciudad Pemex		1,290	64.00
Matapionche		109	67.20
Poza Rica		230	46.70
Arenque		34	94.50
PETROCHEMICALS		0	0.00
Production Capacity (tt)		**12,546**	**49.60**
Camargo (in desincorporation process)*		333	0.00
Cangrejera		3,255	86.60
Cosoleacaque		4,975	23.30
Escolín		337	8.20
Independencia		288	32.70
Morelos		2,263	67.70
Pajaritos		1,021	51.80
Tula		76	77.30
Distribution Facilities		207,615	91.00
Petrochemicals (tt) Note 1		207,615	91.00

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1*.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in desincorporation process.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
WET SOUR GAS	PEMEX EXPLORATION & PRODUCTION				73.00
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

MAIN PRODUCTS	NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:	0	0	0.00		
DIESEL	320	78,709,367	100.00	Pemex Diesel	Distributors
L.P. GAS	314	48,530,454	0.00		Distributors
MAGNA SIN GASOLINE	560	150,734,184	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	112	33,845,140	100.00	Pemex Premium	Distributors
JET FUEL	59	16,233,400	0.00		
OTHER REFINED PRODUCTS	67	6,610,925	0.00		
FUEL OIL	341	38,625,195	0.00		
PETROCHEMICAL PRODUCTS:	0	0	0.00		
METHANE DERIVATIVES	838	2,551,857	86.00	(A)	(E)
ETHANE DERIVATIVES	952	10,208,236	55.00	(B)	(F)
AROMATICS AND DERIVATIVES	558	5,563,879	45.00	(C)	(G)
PROPYLENE AND DERIVATIVES	83	3,114,623	34.00	(D)	(H)
OTHER PETROCHEMICAL PRODUCTS	1,317	1,439,921	0.00		(I)
DRY GAS	2,632	79,546,068	0.00		(J)
IEPS	0	20,214,100	0.00		
EFFECT B-10	0	9,181,861	0.00		
FOREIGN					
CRUDE OIL (tbd)	1,817	313,593,348	0.00		
REFINED PRODUCTS	186	33,545,310	0.00		
PETROCHEMICAL PRODUCTS	853	3,384,523	0.00		
MARGINAL EFFECT	0	66,354,757	0.00		
B-10 EFFECT	0	6,655,828	0.00		
T O T A L		**928,642,976**			

OBSERVATIONS:

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, PLBD, ethylene oxide, vinyl chloride and poliethylenic wax.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes, Flux-Alq-Est and orthoxylene.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile.

Note: The participation percentage of Petrochemicals in the market is considering the period from January to February, 2006.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(E) UNIVEX, S.A. DE C.V.; AGROGEN, S.A. DE C.V.; PRAXAIR MEXICO S.A. DE C.V.; MASAGRO S.A. DE C.V.; CRYOINFRA, S.A. DE C.V.

(F) INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; GRUPO CELANESE, S.A.

(G) PETROCEL, S.A.; RESIRENE, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; POLIESTIRENO Y DERIVADOS, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.

(H) CELULOSA Y DERIVADOS, S.A. DE C.V.; DOW IQUÍMICAL MEXICANA, S.A. DE C.V.; POLIOLES, S. A. DE C.V.; QUIMI-KAO, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.

(I) INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V.; PROQUIVER, S.A. DE C.V.; PRODUCTOS QUÍMICOS LA ANITA, S.A. DE C.V.; CRYOINFRA, S.A. DE C.V.; ÁCIDO DE MÉXICO, S.A. DE C.V. y LUC/

(J) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO

ABA, S.A.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

MAIN PRODUCTS	NET SALES			MAIN	
	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
EXPORTS					
CRUDE OIL (tbd)	0	313,593,353			
REFINED PRODUCTS	0	33,545,315			
PETROCHEMICAL PRODUCTS	0	3,384,528			
MARGINAL EFFECT	0	66,354,762			
B-10 EFFECT	0	6,655,833			
TOTAL		423,533,791			

Tbd - thousand barrels per day

M$ - thousands of pesos

MMcfpd - million cubic feet per day

Tt - thousand tons

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA		0						278,669,298
TOTAL			0	0	0	0	0	278,669,298

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	BANCO JPMORGAN, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO DE JESUS CANALES CLARIOND
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	fcanales@energía.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. LUIS RAMÍREZ CORZO HERNÁNDEZ
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL

ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311

CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. HOMERO RICARDO NIÑO DE RIVERA VELA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 8989
FAX:	19 44 3140
E-MAIL:	hnino@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ASSOCIATE MANAGING DIRECTOR OF RELATION WITH INVESTORS
NAME:	LIC. CELINA TORRES URIBE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	ctorresu@dcf.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. ISRAEL HURTADO ACOSTA
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 60 48
E-MAIL:	ihurtado@energia.gob.mx

NAME:	ACCOUNTANT MARÍA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2005

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, MAY 3RD, 2006

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

Exhibit 99.2

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT MARCH 31, 2006 AND 2005

(Thousands of Pesos)

CONSOLIDATED

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**1,114,062,733**	**100**	**1,039,880,073**	**100**
2	**CURRENT ASSETS**	**345,298,573**	**31**	**299,735,703**	**29**
3	CASH AND SHORT-TERM INVESTMENTS	134,891,161	12	116,580,244	11
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	57,755,191	5	43,858,221	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	101,434,777	9	96,969,608	9
6	INVENTORIES	49,801,599	4	42,327,630	4
7	OTHER CURRENT ASSETS	1,415,845	0	0	0
8	**LONG - TERM**	**26,845,957**	**2**	**29,089,908**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	1,528,864	0
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	26,845,957	2	27,403,986	3
11	OTHER INVESTMENTS	0	0	157,058	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**660,792,704**	**59**	**624,551,723**	**60**
13	PROPERTY	425,963,818	38	363,222,906	35
14	MACHINERY AND INDUSTRIAL EQUIPMENT	706,478,832	63	669,161,740	64
15	OTHER EQUIPMENT	42,990,927	4	39,042,215	4
16	ACCUMULATED DEPRECIATION	596,561,260	54	548,372,091	53
17	CONSTRUCTION IN PROCESS	81,920,387	7	101,496,953	10
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,873,988**	**0**	**6,919,858**	**1**
19	**OTHER ASSETS**	**77,251,511**	**7**	**79,582,881**	**8**
20	**TOTAL LIABILITIES**	**1,129,427,318**	**100**	**1,000,103,362**	**100**
21	**CURRENT LIABILITIES**	**184,893,260**	**16**	**136,784,308**	**14**
22	SUPPLIERS	22,056,186	2	24,584,007	2
23	BANK LOANS	30,535,562	3	24,479,364	2
24	STOCK MARKET LOANS	140,523	0	7,342,319	1
25	TAXES TO BE PAID	89,807,681	8	49,500,200	5
26	OTHER CURRENT LIABILITIES	42,353,308	4	30,878,418	3
27	**LONG - TERM LIABILITIES**	**527,016,288**	**47**	**506,814,155**	**51**
28	BANK LOANS	169,348,367	15	195,787,237	20
29	STOCK MARKET LOANS	357,667,921	32	311,026,918	31
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**6,105,372**	**1**	**4,215,706**	**0**
32	**OTHER LONG-TERM LIABILITIES**	**411,412,398**	**36**	**352,289,193**	**35**
33	**CONSOLIDATED EQUITY**	**(15,364,585)**	**100**	**39,776,711**	**100**
34	**MINORITY PARTICIPATION**	**0**	**0**	**0**	**0**
35	**MAJORITARY CONSOLIDATED EQUITY**	**(15,364,585)**	**100**	**39,776,711**	**100**
36	**CONTRIBUTED EQUITY**	**284,781,223**	**(1,853)**	**259,122,715**	**651**
79	PAID-IN CAPITAL STOCK (NOMINAL)	284,781,223	(1,853)	259,122,715	651
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(300,145,808)**	**1,953**	**(219,346,004)**	**(551)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(300,145,808)	1,953	(219,346,004)	(551)
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
80	REPURCHASE FUND OF SHARES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**134,891,161**	**100**	**116,580,244**	**100**
46	CASH	58,075,807	43	26,310,051	23
47	SHORT-TERM INVESTMENTS	76,815,354	57	90,270,193	77
7	**OTHER CURRENT ASSETS**	**1,415,845**	**100**	**0**	**0**
81	DERIVATIVE FINANCIAL INSTRUMENTS	1,415,845	100	0	0
82	DISCONTINUED OPERATIONS	0	0	0	0
83	OTHERS	0	0	0	0
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,873,988**	**100**	**6,919,858**	**100**
48	**AMORTIZED OR REDEEMED EXPENSES**	**0**	**0**	**0**	**0**
49	GOODWILL	0	0	0	0
51	OTHERS	3,873,988	100	6,919,858	100
19	**OTHER ASSETS**	**77,251,511**	**100**	**79,582,881**	**100**
84	INTANGIBLE ASSETS DUE TO LABOR LIABILITIES	77,251,511	100	79,582,881	100
85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**184,893,260**	**100**	**136,784,308**	**100**
52	FOREIGN CURRENCY LIABILITIES	30,652,048	17	25,672,414	19
53	MEXICAN PESOS LIABILITIES	154,241,212	83	111,111,894	81
26	**OTHER CURRENT LIABILITIES**	**42,353,308**	**100**	**30,878,418**	**100**
88	DERIVATIVE FINANCIAL INSTRUMENTS	12,957,586	31	0	0
89	PAYABLE INTERESTS	0	0	0	0
68	PROVISIONS	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	29,395,722	69	30,878,418	100
27	**LONG - TERM LIABILITIES**	**527,016,288**	**100**	**506,814,155**	**100**
59	FOREIGN CURRENCY LIABILITIES	422,455,400	80	420,473,230	83
60	MEXICAN PESOS LIABILITIES	104,560,888	20	86,340,925	17
31	**DEFERRED LOANS**	**6,105,372**	**100**	**4,215,706**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
67	OTHERS	6,105,372	100	4,215,706	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
32	**OTHER LONG-TERM LIABILITIES**	**411,412,398**	**100**	**352,289,193**	**100**
66	DEFERRED TAXES	0	0	0	0
91	LABOR LIABILITIES	390,630,958	95	351,788,789	100
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHERS LIABILITIES	20,781,440	5	500,404	0
79	**PAID-IN CAPITAL STOCK**	**284,781,223**	**100**	**259,122,715**	**100**
37	NOMINAL	170,026,041	60	124,207,579	48
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	114,755,182	40	134,915,136	52

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
42	**RETAINED EARNINGS AND CAPITAL RESERVE**	**(300,145,808)**	**100**	**(219,346,004)**	**100**
93	LEGAL RESERVE	0	0	0	0
43	REPURCHASE FUND OF SHARES	0	0	0	0
94	OTHER RESERVES	0	0	0	0
95	INCOME FROM PREVIOUS FISCAL YEARS	(307,898,094)	103	(224,658,410)	102
45	INCOME FOR THE YEAR	7,752,286	(3)	5,312,406	(2)
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0
96	ACCUMULATED EFFECT DUE TO CONVERSION	0	0	0	0
97	DERIVATIVE FINANCIAL INSTRUMENTS ASSESSMENT	0	0	0	0
98	INCOME FROM DEFERRED TAXES	0	0	0	0
99	ADJUSTMENT TO ADDITIONAL LIABILITIES FROM LABOR OBLIGATIONS	0	0	0	0
100	OTHERS	0	0	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

INFORMATIVE DATA

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	**160,405,313**	**162,951,395**
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYEES (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0
101	RESTRICTED CASH (1)	0	0
102	LIABILITY WITH COST FROM NON-CONSOLIDATED ASSOCIATES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO MARCH 31, 2006 AND 2005

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**241,430,499**	**100**	**202,354,185**	**100**
2	COST OF SALES	76,147,736	32	62,501,103	31
3	**GROSS INCOME**	**165,282,763**	**68**	**139,853,082**	**69**
4	OPERATING EXPENSES	17,810,925	7	15,771,363	8
5	**OPERATING INCOME**	**147,471,838**	**61**	**124,081,719**	**61**
6	TOTAL FINANCING COST	3,636,936	2	3,568,400	2
7	**INCOME AFTER FINANCING COST**	**143,834,902**	**60**	**120,513,319**	**60**
8	OTHER FINANCIAL OPERATIONS	(6,404,570)	(3)	(4,040,260)	(2)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**150,239,472**	**62**	**124,553,579**	**62**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	142,487,186	59	123,817,342	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**7,752,286**	**3**	**736,237**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	7,752,286	3	736,237	0
14	INCOME OF DISCONTINUOUS OPERATIONS (NET)	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,752,286	3	736,237	0
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	(4,576,169)	(2)
18	NET CONSOLIDATED INCOME	7,752,286	3	5,312,406	3
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	7,752,286	3	5,312,406	3

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRLÓEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2006 AND 2005

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**241,430,499**	**100**	**202,354,185**	**100**
21	DOMESTIC	126,551,982	52	117,350,712	58
22	FOREIGN	114,878,517	48	85,003,473	42
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**3,636,936**	**100**	**3,568,400**	**100**
24	INTEREST PAID	12,468,939	343	10,924,380	306
42	LOSS (INCOME) FROM UDIS RESTATEMENTS	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	4,961,161	136	2,213,330	62
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	4,298,551	118	(3,062,943)	(86)
28	GAIN DUE TO MONETARY POSITION	(8,169,393)	(225)	(2,079,707)	(58)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**142,487,186**	**100**	**123,817,342**	**100**
32	INCOME TAX	**142,487,186**	**100**	**123,817,342**	**100**
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	241,430,499	202,354,185
37	NET INCOME OF THE YEAR	7,752,286	736,237
38	NET SALES (**)	975,735,237	829,972,785
39	OPERATION INCOME (**)	526,447,279	488,867,594
40	NET INCOME OF MAJORITY INTEREST (**)	(74,506,498)	(20,164,925)
41	NET CONSOLIDATED INCOME (**)	(74,506,624)	(20,164,925)
47	DEPRECIATION AND OPERATIONAL AMORTIZATION	9,548,874	12,261,614

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM JANUARY 1 TO MARCH 31, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**241,430,499**	**100**	**202,354,185**	**100**
2	COST OF SALES	76,147,736	32	62,501,103	31
3	**GROSS INCOME**	**165,282,763**	**68**	**139,853,082**	**69**
4	OPERATING EXPENSES	17,810,925	7	15,771,363	8
5	**OPERATING INCOME**	**147,471,838**	**61**	**124,081,719**	**61**
6	TOTAL FINANCING COST	3,636,936	2	3,568,400	2
7	**INCOME AFTER FINANCING COST**	**143,834,902**	**60**	**120,513,319**	**60**
8	OTHER FINANCIAL OPERATIONS	(6,404,570)	(3)	(4,040,260)	(2)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**150,239,472**	**62**	**124,553,579**	**62**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	142,487,186	59	123,817,342	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**7,752,286**	**3**	**736,237**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**7,752,286**	**3**	**736,237**	**0**
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**7,752,286**	**3**	**736,237**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	(4,576,169)	(2)
18	**NET CONSOLIDATED INCOME**	**7,752,286**	**3**	**5,312,406**	**3**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**7,752,286**	**3**	**5,312,406**	**3**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**241,430,499**	**100**	**202,354,185**	**100**
21	DOMESTIC	126,551,982	52	117,350,712	58
22	FOREIGN	114,878,517	48	85,003,473	42
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**3,636,936**	**100**	**3,568,400**	**100**
24	INTEREST PAID	12,468,939	343	10,924,380	306
42	LOSS (INCOME) IN UDI'S UPGRADE	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	4,961,161	136	2,213,330	62
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	4,298,551	118	(3,062,943)	(86)
28	GAIN DUE TO MONETARY POSITION	(8,169,393)	(225)	(2,079,707)	(58)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**142,487,186**	**100**	**123,817,342**	**100**
32	INCOME TAX	142,487,186	100	123,817,342	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
47	OPERATING DEPRECIATION AND AMORTIZATION	0	9,548,874

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO MARCH 31, 2006 AND 2005

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**7,752,286**	**5,312,406**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	25,451,407	25,539,874
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**33,203,693**	**30,852,280**
4	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	(18,847,524)	(9,710,152)
5	**CASH GENERATED (USED) FROM OPERATING ACTIVITIES**	**14,356,169**	**21,142,128**
6	CASH FLOW FROM EXTERNAL FINANCING	19,094,102	21,239,614
7	CASH FLOW FROM INTERNAL FINANCING	719,346	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**19,813,448**	**21,239,614**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(21,037,945)**	**(14,179,509)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	13,131,672	28,202,233
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	121,759,489	88,378,011
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	134,891,161	116,580,244

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**25,451,407**	**25,539,874**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	9,548,874	11,476,560
41	OTHER ITEMS	15,902,533	14,063,314
4	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(18,847,524)**	**(9,710,152)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(41,501,128)	(15,885,802)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	1,171,255	(5,086,634)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(587,197)	1,049,334
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(9,143,410)	(3,128,871)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	31,212,956	13,341,821
6	**CASH FLOW FROM EXTERNAL FINANCING**	**19,094,102**	**21,239,614**
23	BANK FINANCING	8,598,944	(23,925,128)
24	STOCK MARKET FINANCING	18,391,025	45,414,836
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,816,317	(250,094)
27	(-) BANK FINANCING AMORTIZATION	(11,970,176)	0
28	(-) STOCK MARKET AMORTIZATION	(982,860)	0
29	(-) OTHER FINANCING AMORTIZATION	3,240,852	0
42	OTHER ITEMS	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**719,346**	**0**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	719,346	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
43	OTHER ITEMS	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(21,037,945)**	**(14,179,509)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(22,139,599)	(16,899,909)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	1,101,654	2,720,400

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

RATIOS

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
	YIELD				
1	NET INCOME TO NET SALES	3.21	%	2.62	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	484.92	%	(50.69)	%
3	NET INCOME TO TOTAL ASSETS (**)	(6.68)	%	(1.93)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	200.21	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	105.38	%	39.14	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.87	times	0.79	times
7	NET SALES TO FIXED ASSETS (**)	1.47	times	1.32	times
8	INVENTORIES ROTATION (**)	6.12	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	18.72	days	16.96	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.22	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	101.37	%	96.17	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	(73.50)	times	25.14	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.11	%	44.60	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	79.75	%	81.14	%
15	OPERATING INCOME TO INTEREST PAID	11.82	times	11.35	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.86	times	0.82	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.86	times	2.19	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.59	times	1.88	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	times	0.29	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	72.95	%	85.22	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.75	%	15.24	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.80)	%	(4.79)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.15	times	1.93	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	96.36	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	3.63	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	105.23	%	119.18	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0 shares	0 shares
11	MARKET PRICE TO CARRYING VALUE	0 times	0 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0 times	0 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0 times	0 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

MANAGEMENT DISCUSSION AND ANALYSIS ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

May 3, 2006

PEMEX unaudited financial results report
as of March 31, 2006

Financial highlights

PEMEX, Mexico's oil and gas company and the ninth largest integrated oil company in the world1, headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of March 31, 2006.

* Total sales increased 19%, as compared to the first quarter of 2005, reaching Ps. 241.4 billion (US$22.2 billion)2
* Income before taxes and duties increased 21%, as compared to the first quarter of 2005, to Ps. 150.2 billion (US$13.8 billion)
* Net income was Ps. 7.8 billion (US$0.7 billion)

Operational highlights

Total liquid hydrocarbons production totaled 3,784 Mbd, 1% more than the production in the first quarter of 2005:
* Crude oil production increased 29 Mbd, to 3,345 Mbd
* Natural gas liquids production increased by 0.3% to 439 Mbd
* Natural gas production rose 10% to 5,094 million cubic feet per day (MMcfd):
* Gas flaring represented 3.2% of total natural gas production
* Crude oil exports averaged 2,003 Mbd, 8% higher than the volume registered during the first quarter of 2005

Operating items

Exploration and production

Crude oil production
During the first quarter of 2006 crude oil production averaged 3,345 Mbd, 1% higher than the 3,316 Mbd average for the first quarter of 2005. Despite the 1% decrease in heavy crude oil production, light and extra-light crude oil production increased 2% and 38%, respectively.

The production increase of light and extra-light crude oil production was due to the progress in the completion and workover of wells at the assets of Bellota-Jujo, Samaria-Luna and Litoral de Tabasco.

The decrease in heavy crude oil production was due mainly to wells planned shut-in's in Cantarell as a result of the increasing gas-oil contact.

Natural gas production
In the first quarter of 2006, natural gas production increased 10% as compared to the first quarter of 2005. Non-associated gas production increased 19%, while associated gas production increased 4%.

The increase in non-associated natural gas production was due mainly to the addition of new development wells and infrastructure works at the Burgos and Veracruz basins. The growth in associated natural gas production was a result of the increase in lighter crude oils production, particularly in the Ixtal-Manik project.

Gas flaring
In the first quarter of 2006, gas flaring represented 3.2% of total natural gas production. The increase with respect to the first quarter of 2005 was due to maintenance works on a 48 inch natural gas pipeline that runs from the Dos Bocas Marine Terminal to the compression facilities in Cunduacán. These maintenance works began in the third quarter of 2005.

Wells
During the first quarter of 2006, wells drilled decreased by 6 as compared to the first quarter of 2005. Exploration wells drilled decreased by 5 due to a reduction in activities at the Burgos project. Development wells drilled decreased by 1, as a result of reduced activity at the Ogarrio-Magallanes project.

Seismic studies

During the first quarter of 2006, the area covered by new 2D seismic studies decreased by 73% as compared to the same quarter of 2005. This reduction was due mainly to decreased activity at the Burgos and Golfo de México B projects. The area covered by new 3D seismic studies decreased 77%. This reduction was due mainly to decreased activity at the Pandura – Anáhuac block which is part of the financed public works contracts.

The decrease in 2D and 3D seismic information studies is a result of the transition of the projects to the interpretation and analysis phases.

Discoveries

Our main discoveries in the first quarter of 2006 were:

Hydrocarbon reserves

Proved hydrocarbon reserves (1P), as of December 31, 2005 were 16,470 million barrels of crude oil equivalent. Of this amount:

* 72% are crude oil
* 11% are condensate and plant liquids
* 17% are dry gas

Out of total proved reserves, 69% are developed reserves:

* 76% are crude oil
* 9% are condensate and plant liquids
* 15% are dry gas

The remaining 31% are undeveloped reserves:

* 63% are crude oil
* 16% are condensate and plant liquids
* 21% are dry gas

Reserves-production ratio

Considering 2005 annual production (1,604 million barrels), the reserves-production ratio in crude oil equivalent is 10 years for proved reserves.

Replacement rate

As of December 31, 2005, proved reserves discoveries in Mexico, attributable to exploratory activity, were 137 million barrels of crude oil equivalent. These discoveries are comprised of reservoirs of non-associated gas and crude oil.

Considering discoveries only, PEMEX replaced 9% of its production taking into account proved reserves (1P). Considering the discoveries, developments and existing field revisions, the reserve replacement of proved reserves reached 26%.

For further detail on hydrocarbon reserves as of December 31, 2005, please refer to the hydrocarbon reserves report available at:

http://www.pemex.com/files/content/dcf_reservas_i_060316.pdf

Burgos project

The Burgos project is located in the Northern Region in the states of Tamaulipas, Nuevo León and Coahuila. The project comprises the Burgos, Sabinas and Piedras Negras Basins.

The objective of the Burgos project is to increase natural gas reserves and natural gas production. The project execution was approved in 1997, and in 2004 the financed public works contracts were added to the project.

During the 1997 – 2005 period, PEMEX completed the following activities:

* Drilling and completion of 219 exploratory wells and 2,345 development wells
* 815 workovers to development wells
* The acquisition of 19,451 km and 18,506 km2 of 2D and 3D seismic information
* The construction of 11,568 infrastructure works (pipelines and facilities)

Some of the most relevant achievements include an increase of 250% in natural gas production, from 487 MMcfd in 1997 to 1,217 in 2005. On December 30, 2005, natural gas production registered a record production of 1,306 MMcfd. In 2005, the incorporation of total natural gas reserves (3P) equaled 396,400 MMcf.

For 2006, the Burgos project targets are:

* Natural gas production of 1,264 MMcfd
* 3P natural gas reserves incorporation of 498,000 MMcf

In order to achieve these targets, the following activities will be undertaken:

* Drilling and completion of 38 exploratory wells and 321 development wells
* 215 workovers
* The acquisition of 1,460 km and 547 km2 of 2D and 3D seismic information

During the first quarter of 2006, natural gas production averaged 1,303 MMcfd. On March 18, 2006, natural gas production registered a new record production of 1,322 MMcfd.

During the 2007 – 2021 period, PEMEX expects to implement the following activities. These activities include the financed public works contracts:

* Drilling and completion of 578 exploratory wells and 1,520 development wells
* 1,786 workovers
* The acquisition of 4,700 km and 13,450 km2 of 2D and 3D seismic information

Based on the implementation of the abovementioned activities, the Burgos project is expected to reach around 1,330 MMcfd of natural gas production in 2007, and a peak production of 1,920 MMcfd in 2011.

During the period 2007 – 2021, total investment is estimated to be approximately US$14 billion.

Gas and basic petrochemicals

Gas processing and dry gas production

During the first quarter of 2006, total on-shore natural gas processing increased by 3%. This variation was attributable to:

* An increase of 67 MMcfd in on-shore natural gas processing due to the rise in non-associated natural gas production from the Burgos and the Veracruz Basins
* An increase of 54 MMcfd in sour wet gas processing as a result of a higher associated natural gas supply caused by an increase in lighter crude oils production

The increase in wet gas processing caused dry gas and natural gas liquids production to improve by 4% and 0.3% respectively, in the first quarter of 2006, as compared to the first quarter of 2005.

Infrastructure works

In March 2006, the cryogenic plant 3 started operating by processing 100 MMcfd of sweet wet gas. The construction of the cryogenic plant 4 continues on schedule and it is expected to start operating in the third quarter of 2006.

These two plants contribute to the sweet wet gas processing capacity expansion in Northern Mexico. The construction of the cryogenic plants 3 and 4 commenced in late 2004 and early 2005, respectively, and similar to the modular cryogenic plants 1 and 2, plants 3 and 4 will have a processing capacity of 200 MMcfd of sweet wet gas.

In February 2006, the engineering, procurement and construction (EPC) package execution for the liquefied petroleum gas (LPG) pipeline was signed. This pipeline will transport up to 30 Mbd of LPG from the Burgos Gas Processing Center to the city of Monterrey. This project includes a delivery terminal with two 20 Mb storage facilities and 8 dispensers.

Refining

Processing

During the first quarter of 2006, total crude oil processing decreased by 4%, resulting from a 5% reduction in the processing of heavy crude oil and 3% decrease in the processing of light crude oils. The decrease in total crude oil processing was due mainly to:

* Pipeline maintenance works due to the implementation of the Safety, Health and Environmental Protection Program (SSPA)
* An increase in plants maintenance works compared to those performed in the first quarter of 2005
* An increase in fuel oil inventories due to a reduction in the Comisión Federal de Electricidad (CFE) fuel oil demand

Capacity utilization

During the first quarter of 2006, as a consequence of the reduction in total crude oil processing, the primary distillation capacity utilization rate decreased by 3%, as compared to the first quarter of 2005. The utilization rate decreased from 85% to 82%.

Production

During the first quarter of 2006, total refined products production decreased by 4%. Gasoline and fuel oil productions decreased by 7% and 6%, respectively. The reduction in gasoline production was mainly due to lower crude oil processing and an increase in plants maintenance works, particularly the maintenance of the refining infrastructure in La Cangrejera which in turn reduced the elaboration of gasoline bases. The decrease in fuel oil production was also caused by lower crude oil processing and higher asphalt output.

Variable refining margin

The variable refining margin is an estimate of the operating income per barrel of crude oil processed. The operating income is calculated as total revenues minus the cost of:

* Inputs
* Natural gas and fuel oil used to operate the refineries
* Electric power, water and catalysts (auxiliary services)

In the first quarter of 2006, PEMEX's variable refining margin decreased by 4%, to US$4.84 per barrel, from US$5.05 per barrel in the first quarter of 2005. This decrease is primarily a result of a lower production of light refined products, mainly gasoline.

Franchises
As of March 31, 2006, the number of franchised gas stations rose 6% to 7,268, from 6,826 as of March 31, 2005.

Petrochemicals

Production

Total petrochemicals production for the first quarter of 2006 was 2,623 thousand tons (Mt), 1% lower than the total petrochemicals production in the same quarter of 2005. This reduction was mainly driven by lower production of aromatics, propylene and their derivatives. However, during the first quarter of 2006 a higher number of ammonia plants were operating and vinyl chloride production was more stable than in the first quarter of 2005. Methanol production decreased as a result of production shut-down caused by high natural gas prices and inventory management.

Aromatics and derivatives, as well as acrylonitrile production decreased due to maintenance works performed on the aromatics train in La Cangrejera Petrochemical Center. Moreover, acrylonitrile plants shut-down was due to lack of acrylonitrile demand caused by higher acrylonitrile prices.

New petrochemical plant
During the second quarter of 2006, PEMEX expects to begin operations of a "swing" plant at the Morelos Petrochemical Center in Coatzacoalcos, Veracruz. The plant will have a production capacity of 300 Mt per year of either low density linear polyethylene or high density polyethylene.

International trade

Crude oil exports
In the first quarter of 2006, PEMEX's crude oil exports averaged 2,003 Mbd, 8% higher than the volume registered during the first quarter of 2005. Approximately 80% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

81% of the total crude oil exports were delivered to the United States, while the remaining 19% were distributed among Europe (8%), the rest of America (9%) and the Far East (2%).

In the first quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$49.85 per barrel, as compared to US$34.65 per barrel in the first quarter of 2005.

Refined products and petrochemicals exports

Exports of refined products averaged 164 Mbd, 2% lower than in the first quarter of 2005. This was due to lower availability of long residue. The main refined products exported during the first quarter of 2006 were naphtha, coker gasoline and condensates.

Petrochemicals exports decreased by 6%, or 13 Mt, totaling 206 Mt for the quarter. This was attributable to higher availability of ethane derivatives, propane and aromatics. The main petrochemical products exported during the first quarter of 2006 were high and low-density polyethylene, ethylene, crude butadiene and sulphur.

Imports

In the first quarter of 2006, natural gas imports averaged 369 MMcfd, 47% fewer than the imports registered during the first quarter of 2005. Imports decreased due to an increase in PEMEX's production and lower domestic demand.

Imports of refined products increased by 22%, from 369 Mbd in the first quarter of 2005 to 450 Mbd. The increase was attributable mainly to higher gasoline and diesel imports.

Petrochemicals imports increased by 57%, to 138 Mt, due to higher imports of methanol, ammonia and isobutane.

Financial results as of March 31, 2006

Total sales

Total sales

During the first quarter of 2006, total sales (including the special tax on production and services, or IEPS) increased by 19% in constant pesos to Ps. 241.4 billion (US$22.2 billion), as compared to Ps. 202.4 billion in the first quarter of 2005. The growth was due mainly to higher prices.

Domestic sales

During the first quarter of 2006, domestic sales, including IEPS, increased 8% to Ps. 126.6 billion (US$11.6 billion), from Ps. 117.4 billion. Domestic sales, net of IEPS, increased 20% to Ps. 126.6 billion (US$11.6 billion) from Ps. 105.4 billion. The increase in total domestic sales was attributable to the following:

* Natural gas sales increased 7% to Ps. 19.0 billion (US$1.7 billion) from Ps. 17.7 billion. Natural gas sales volume decreased 1% to 2,735 MMcfd from 2,772 MMcfd. During the first quarter of 2006, the average sales price of natural gas was US$6.91 per MMBtu, while in first quarter of 2005, the average price was US$6.35 MMBtu
* Sales of refined products, net of IEPS, grew 25% to Ps. 102.6 billion (US$9.4 billion) from Ps. 82.1 billion. Refined products sales volume increased 3% to 1,794 Mbd, from

1,750 Mbd. The IEPS generated by these sales was zero compared to Ps. 11.9 billion in the first quarter of 2005. Sales of refined products, including IEPS, increased 9% to Ps. 102.6 billion (US$9.4 billion) from Ps. 94.0 billion
* Petrochemical sales decreased 12% to Ps. 4.9 billion (US$0.5 billion) from Ps. 5.6 billion. Petrochemicals sales volume fell 3% to 918 Mt from 945 Mt

Exports
During the first quarter of 2006, export sales totaled Ps. 114.9 billion (US$10.5 billion), 35% higher than the Ps. 85.0 billion registered in the first quarter of 2005.

* Crude oil and condensates export sales increased 38% to Ps. 105.5 billion (US$9.7 billion) from Ps. 76.4 billion. Crude oil exports volume rose 8% to 2,003 Mbd from 1,856 Mbd
* Refined products export sales rose 19% to Ps. 8.8 billion (US$0.8 billion) from Ps. 7.4 billion. Refined products exports volume fell 2% to 164 Mbd from 167 Mbd
* Petrochemical products export sales decreased 49% to Ps. 0.6 billion (US$0.06 billion) from Ps. 1.2 billion. Petrochemical products exports volume decreased 6% to 206 Mt from 219 Mt

Costs and operating expenses

Costs and operating expenses
Costs and operating expenses grew 20%, or Ps. 15.7 billion compared to the first quarter of 2005, to Ps. 94.0 billion (US$8.6 billion). This variation was mainly due to:

* An increase of Ps. 5.9 billion, in operating expenses, primarily payroll and supplies and materials purchases
* An unfavorable effect of Ps 5.6 billion, in the variation of inventories
* An increase of Ps. 3.8 billion, in imports of products
* An increase of Ps. 1.8 billion in the reserve for retirement payments
* An unfavorable effect of Ps. 0.1 billion, in manufacturing expenses
* An increase of Ps. 0.1 billion, in exploration and non-successful drilling expenses
* An decrease of Ps. 1.9 billion, in depreciation and amortization
* An increase of Ps. 0.1 billion, in upkeep and maintenance (including operational maintenance)

The payroll increase was caused by the registration of salary compensations that were not observed in the first quarter of 2005. The salary compensations were derived from salaries paid for maintenance works, salary increases in real terms and the restructuring of Pemex Exploration and Production.

Cost of sales

Cost of sales increased 22%, or Ps. 13.6 billion, to Ps. 76.1 billion (US$7.0 billion). The increase was the result of the following:

* An unfavorable effect of Ps 5.6 billion, in the variation of inventories
* An increase of Ps. 3.8 billion, in imports of products
* An unfavorable effect of Ps. 3.7 billion, in operating expenses, primarily supplies and materials purchases
* An increase of Ps. 2.1 billion in the reserve for retirement payments
* An increase of Ps. 0.1 billion, in exploration and non-successful drilling expenses
* An unfavorable effect of Ps. 0.1 billion, in manufacturing expenses due to the increase in the difference between refined products prices – mainly gasoline – and crude oil price
* A decrease of Ps. 1.9 billion, in depreciation and amortization
* An increase of Ps. 0.1 billion, in upkeep and maintenance (including operational maintenance)

Distribution expenses

During the first quarter of 2006, transportation expenses increased 14%, from Ps. 4.8 billion to Ps. 5.5 billion (US$0.5 billion). This increase was primarily due to a rise of 13%, or Ps. 0.4 billion in operating expenses, particularly in payroll; plus an increase of 13%, or Ps. 0.2 billion in the reserve for retirement payments.

Administrative expenses

During the first quarter of 2006, administrative expenses increased 12%, from Ps. 11.0 billion to Ps. 12.3 billion (US$1.1 billion). This increase was for the most part a result of a rise of Ps. 1.8 billion in operating expenses, mainly payroll. This increase was offset by a decrease of Ps. 0.5 billion in the reserve for retirement payments.

Cost of the reserve for retirement payments

The cost of the reserve for retirement payments, pensions and indemnities increased 13%, from Ps. 14.1 billion to Ps. 15.9 billion (US$1.5 billio) This cost is distributed among cost of sales, distribution expenses and administrative expenses. The increase in the cost of the reserve for retirement payments was the result of not only the natural evolution of the reserve, but also reclassifications in this cost distribution ratios.

Operating income

Operating income increased 19%

Operating income in the first quarter of 2006 totaled Ps. 147.5 billion (US$13.5 billion), and was 19% higher than the comparable figure for the first quarter of 2005 of Ps. 124.1 billion.

Excluding IEPS, operating income grew 31%, or Ps. 35.3 billion, to Ps. 147.5 billion (US$13.5 billion) from Ps. 112.1 billion.

Comprehensive financing cost

Increase of comprehensive financing cost
During the first quarter of 2006, the comprehensive financing cost increased by Ps. 0.07 billion, from a cost of Ps. 3.57 billion to a cost of Ps. 3.64 billion (US$0.3 billion). This increase was caused by:

* A decrease of Ps. 1.2 billion in net interest expense
* An increase of Ps. 7.4 billion in the net foreign exchange loss
* An increase of Ps. 6.1 billion in the monetary gain

Net interest expense
Net interest expense –not including capitalized interests–, decreased 14%, from Ps. 8.7 billion to Ps. 7.5 billion (US$0.7 billion).

Interest expense increased Ps. 1.5 billion, while interest income increased Ps. 2.7 billion.

The reduction in interest expense is mostly a consequence of a decrease in the non-capitalized interests of the PIDIREGAS projects and a reduction in the interest of the documented debt.

Foreign exchange loss
Net foreign exchange loss totaled Ps. 4.3 billion (US$0.4 billion) in the first quarter of 2006 as compared to a net foreign exchange gain of Ps. 3.1 billion in the first quarter of 2005.

This decrease was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 1.07%, during the first quarter of 2006, as compared to an appreciation of 0.77% in the comparable period of 2005.

Monetary gain
The monetary gain was Ps. 8.2 billion (US$0.7 billion), representing an increase of Ps.6.1 billion compared to the monetary gain for the first quarter of 2005.

The increase in the monetary gain was due to an increase in monetary assets and to a rise in inflation from 0.79% in the first quarter of 2005 to 0.87% in the same period of 2006.

Other revenues

Other net revenues

Other net revenues totaled Ps. 6.4 billion (US$0.6 billion). The corresponding figure for the first quarter of 2005 was a net revenue of Ps. 4.0 billion. The variation was mainly due to higher income generated by the negative IEPS tax rate.

Income before taxes and duties

Income before taxes

During the first quarter of 2006, income before taxes and duties was Ps. 150.2 billion (US$13.8 billion), compared to Ps. 124.6 billion. The 21% increase was mainly the result of:

* An increase of Ps. 23.4 billion in operating income
* An increase of Ps. 2.4 billion in other net revenues
* An increase of Ps. 0.1 billion in comprehensive financing cost

Taxes and duties

Taxes and duties

During the first quarter of 2006, taxes and duties paid increased 15%, from Ps. 123.8 billion to Ps. 142.5 billion (US$13.1 billion). It is important to note that as a percentage of total sales, taxes and duties equaled 59% and 61% in 2006 and 2005, respectively.

Ordinary hydrocarbons duty and others

During 2005, Petróleos Mexicanos and its subsidiary entities paid taxes and duties equivalent to 60.8% of total sales4. Since January 1, 2006, PEMEX is subject to a new fiscal regime. Under the new tax regime, Pemex Exploration and Production is governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities continues to be governed by the Ley de Ingresos de la Federación.

The most important duty in the new fiscal regime is the ordinary hydrocarbons duty (OHD). This duty is paid by Pemex Exploration and Production. Under the new fiscal regime, the tax base is a quasi operating profit5 while in the previous regime the tax base was total sales.

In the first quarter of 2006, the amount of OHD and other taxes and duties paid increased Ps. 36.8 billion to Ps. 140.8 billion (US$12.9 billion).

IEPS

Until December 31, 2005, Petróleos Mexicanos and its subsidiary entities paid taxes and duties equivalent to 60.8% of total sales. This included the special tax on production and services (IEPS) that applies to gasoline and automotive diesel. Under the new tax regime, IEPS continues to be governed by the Ley de Ingresos de la Federación (Mexico's Income Law).

IEPS is paid by the end consumer of gasoline and diesel, and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer since PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated production cost of gasoline and diesel is primarily IEPS.

The Ministry of Finance determines the retail price of gasoline and diesel.

Estimated production cost of gasoline and diesel is based on the production cost of an efficient refinery located in the Gulf of Mexico.

During the first quarters of 2005 and 2006, the estimated production cost of gasoline and diesel was higher than the retail price. In 2005, PEMEX could not incorporate the increase of the producer price of gasoline and diesel in their respective retail prices. In 2006, in accordance to Mexico's Income Law, the difference was credited against the other taxes and duties paid by PEMEX.

During the first quarter of 2006, IEPS totaled zero. In the first quarter of 2005, IEPS equaled Ps. 11.9 billion.

Excess gains duty (ARE)

In 2005, the excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel. The proceeds of this duty paid in excess of US$27.00 per barrel would be allocated as follows:

* 50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake
* 50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

In 2006, the excess gains duty is equal to 6.5% of the revenues from crude oil export sales in excess of US$36.50 per barrel. This tax is complemented by the extraordinary duty on crude oil exports which is equal to 13.1% of the revenues from crude oil export sales in excess of the threshold price. The combined tax rate resulting from these duties is equivalent to 19.6% which is 50% of the excess gains duty tax rate paid in 2005.

During the first quarter of 2006, the excess gains duty paid by PEMEX totaled Ps. 1.7 billion (US$0.2 billion) while in the same quarter of 2005, the excess gains duty totaled Ps. 7.9 billion.

The proceeds from the excess gains duty and the extraordinary duty on crude oil exports will be destined to the states. The former according to the Presupuesto de Egresos de la Federación (Federal Budget) and the latter through the stabilization fund of the states' revenues.

Net income

Net income of Ps. 7.8 billion
During the first quarter of 2006, PEMEX registered a net income of Ps. 7.8 billion (US$0.7 billion), compared to a net income of Ps. 5.3 billion during the first quarter of 2005. The Ps. 2.4 billion increase in the net income is explained by:

* An increase of Ps. 23.4 billion in operating income
* An increase of Ps. 0.1 billion in the comprehensive financing cost
* An increase of Ps. 2.4 billion in other net revenues
* An increase of Ps. 18.7 in taxes and duties
* A decrease of Ps. 4.6 billion in the initial accumulated effect due to the adoption of new accounting principles

EBITDA

EBITDA increased 27%
During the first quarter of 2006, EBITDA increased 27%, from Ps. 141.7 billion to Ps. 179.3 billion (US$16.5 billion).

Total assets

Total assets increased 7%
As of March 31, 2006, total assets were Ps. 1,114.1 billion (US$102.3 billion), representing a 7%, or Ps. 74.2 billion, increase as compared to total assets as of March 31, 2005. The changes in the components of total assets were as follows:

* Cash and cash equivalents increased by 16%, or Ps. 18.3 billion
* Accounts receivable increased by 20%, or Ps. 26.9 billion
* The value of inventories increased by 18%, or Ps. 7.5 billion, as a result of higher hydrocarbon prices
* Financial derivative instruments decreased by 83%, or Ps. 7.1 billion
* Properties and equipment increased by 6%, or Ps. 36.2 billion, reflecting new investments
* Other assets decreased by 7%, or Ps. 7.6 billion, mainly as a result of the application of the new Bulletin D-3 "Labor Obligations", which separates benefits at retirement from benefits after retirement since the latter do not have an effect on the intangible asset

Total liabilities

Liabilities increased 13%

Total liabilities increased by 13% to Ps. 1,127.2 billion (US$103.5 billion).

* Short-term liabilities increased by 34%, or Ps. 47.2 billion, to Ps. 184.7 billion (US$17.0 billion), primarily as a result of the increase in taxes payable
* Long-term liabilities increased by 9%, or Ps. 79.8 billion, to Ps. 942.5 billion (US$86.5 billion), due to the increase in the reserve for retirement payments

Reserve for retirement payments
The reserve for retirement payments, pensions and seniority premiums increased by 19%, to Ps. 390.6 billion (US$35.9 billion) from Ps. 329.0 billion. The Ps. 61.7 billion growth resulted from an increase in salary, pensions and benefits, changes in labor conditions, the seniority of temporary employees incorporated as base employees, anticipated retirement benefits concessions, the increase in the number of current and retired employees, changes in actuarial assumptions, and a decrease in the pension fund.

Equity

Decrease of Ps. 55.1 billion
PEMEX's equity decreased by Ps. 55.1 billion, from Ps. 39.8 billion to Ps. -15.4 billion (US$ -1.4 billion). The change in equity was due to:

* An increase of Ps. 82.7 billion in cumulative net losses
* A decrease of Ps. 20.2 billion attributable to the reserve for retirement payments, pensions and seniority premiums
* A decrease of Ps. 1.7 billion in comprehensive income due to the application of the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations"
* An increase of Ps. 3.7 billion due to the restatement of equity
* An offsetting effect of Ps. 45.2 billion due to the reimbursement of the excess gains duty paid in 2005

Under Mexican Law, there are no legal consequences for decentralized public entities of the Federal Government with negative equity. As a result, there are no legal concerns regarding PEMEX's current financial obligations nor on its capability to generate cash.

Current financing agreements do not include financial covenants, or events of default that could be triggered as a result of negative equity. It is important to note that PEMEX had reported negative equity in its US GAAP reconciliation for its year 2000, 20-F form. With the application of the Mexican accounting Bulletin B-10, which incorporates the effects of inflation on financial information, from 2001 to 2002 the reconciliation of PEMEX's equity to US GAAP was positive, nevertheless, in 2003 it was negative again.

Results by segment

Operating income
Operating income in the first quarter of 2006 totaled Ps. 147.5 billion (US$13.5 billion), and was 19% higher than the comparable figure for the first quarter of 2005 of Ps. 124.1 billion.

* Pemex Exploration and Production operating net income totaled Ps. 161.0 billion (US$14.8 billion), Ps. 46.3 billion higher than the comparable figure in 2005
* Pemex Gas and Basic Petrochemicals operating net income totaled Ps. 2.2 billion (US$0.2 billion), Ps. 1.1 billion lower than the operating income registered in 2005
* The operating loss of Pemex Refining totaled Ps. 11.0 billion (US$1.0 billion), Ps. 18.4 billion lower than the operating income registered in 2005
* The operating loss of Pemex Petrochemicals totaled Ps. 5.1 billion (US$0.5 billion), Ps. 3.8 billion lower than the operating loss registered in 2005

Changes in financial position

Funds provided by operating activities
Funds provided by operating activities totaled Ps. 14.4 billion (US$1.3 billion). The decrease of Ps. 6.8 billion is primarily due to the increase in accounts and notes receivable.

Funds provided by financing activities
Funds provided by financing activities totaled Ps. 19.8 billion (US$1.8 billion). The decrease of Ps. 1.4 billion is mainly due to securities financing and the amortization of bank loans.

Funds used in investing activities
Funds used in investing activities totaled to Ps. 21.0 billion (US$1.9 billion) as a result of an increase in fixed assets.

Financing activities

Funds raised year to date
Year to date, US$1.9 billion were raised as follows:

* US$1.5 billion in foreign capital markets
* US$0.3 billion from export credit agencies (ECA's)

The total amount has been raised in the international markets.

Financing program for the remainder of 2006
For the rest of 2006, PEMEX plans to raise approximately an additional US$0.8 billion. Additionally, and depending on market conditions, PEMEX may continue with pre-funding.

The additional amount to raise in 2006 is subject to the possibility of using cash flow from operations. This alternative is still under discussion with the Ministry of Finance (SHCP).

Capital markets

Master Trust

In the first quarter of 2006, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

* On February 2, 2006, it reopened two issuances of US$1,500 million issued in June, 2005, which are divided into two tranches:
– US$750 million with a 5.75% coupon due in 2015
– US$750 million with a 6.625% coupon due in 2035
* During the first semester of 2006, PEMEX expects to sign a US$5,500 million syndicated credit facility, which is currently in process of syndication. The syndicated credit is divided in a US$4,250 long-term credit and a US$1,250 revolving syndicated facility. The long-term credit will be used to refinance the syndicated credit signed on March 22, 2005 and will be divided into two tranches:
– Tranch A: US$1,500 million maturing in five years
– Tranch B: US$2,750 million to be paid in 7 years
The revolving syndicated facility will mature in three years and can be used indistinctively by the Pemex Project Funding Master Trust or by Petróleos Mexicanos, depending on their requirements.

Total debt

Total debt of US$51.0 billion

Total consolidated debt including accrued interest was Ps. 555.4 billion (US$51.0 billion). This figure represents an increase of 4%, or Ps.22.0 billion, compared to the figure recorded on March 31, 2005. In 2006, total debt equals documented debt which includes:

* Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163, RepCon Lux S.A. and Pemex Finance, Ltd
* Notes payable to contractors. In the elaboration of the audited financial results as of December 31, 2005, the external auditors recommended that notes payable to contractors be consolidated in documented debt

Net debt of US$38.6 billion
Net debt, or the difference between debt and cash equivalents, increased Ps. 3.7 billion, to Ps. 420.5 billion (US$ 38.6 billion) as of March 31, 2006, from Ps. 416.8 billion.

Short-term debt
Total debt with a remaining maturity of less than twelve months was Ps. 30.7 billion (US$2.8 billion).

Long-term debt
Total long-term debt was Ps. 527.0 billion (US$48.4 billion).

Maturity profile
The following table shows the maturity profile of PEMEX's total debt by currency:

Duration
PEMEX plans to smooth its maturity profile regardless of the duration of its outstanding debt. The average duration of its debt exposure is presented in the following table.

Interest rate risk
PEMEX's policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of March 31, 2006, approximately 62% of PEMEX's debt exposure carried a fixed interest rate, and 38% of its debt bore interest at floating rates.

More financing in pesos
Although most of PEMEX's debt is U.S. dollar denominated and at fixed rates, peso denominated financing has increased about 2 percentage points.

Debt exposure
The following table sets forth PEMEX's debt exposure to currency and interest rate risk:

Other relevant topics

New fiscal regime
Starting January 1, 2006, PEMEX is subject to a new fiscal regime. Under the new tax regime, Pemex Exploration and Production is governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities continues to be governed by the Ley de Ingresos de la Federación. The new fiscal regime for Pemex Exploration and Production consists of the following duties:

* Ordinary duty on hydrocarbons.- From 2006 to 2009, a variable tax rate will apply, depending on the average Mexican crude oil export price and the specific year6. The rate

would vary from 78.68% to 87.81% in 2006, and would become a uniform rate of 79% in 2010 and thereafter. This duty would apply to the value of extracted production minus certain permitted deductions (including specific investments, some costs and expenses and the other duties)7

* Duty on hydrocarbons for the oil revenues stabilization fund.- The rate will range from 1% to 10%, on the value of the extracted crude oil production, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel8
* Extraordinary duty on crude oil exports.- The rate will be 13.1% on the realized value of oil exports in excess of estimated value of oil exports budgeted by Congress. This duty is to be credited against the duty for hydrocarbons for the oil revenues stabilization fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states' revenues
* Duty on hydrocarbons fo the fund for scientific and technological research on energy.- The rate will be 0.05% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Mexican Petroleum Institute (IMP)
* Duty on hydrocarbons for fiscal monitoring of oil activities.- The rate will be 0.003% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Auditoría Superior de la Federación (Federal Auditing entity)
* Additional duty.- From 2006 to 2008, this duty will be applied if and only if the actual annual crude oil production is below the target production for a given year9

End of the natural gas price subsidy

In accordance with a Presidential Decree issued on September 12, 2005, the natural gas price to industrial consumers and distributors was equivalent to:

* The price in Reynosa, Tamaulipas in August 2005 (7.253 US$/MMBtu), plus
* 21% of the difference between the price in Reynosa for a given month and 7.253 US$/MMBtu

The decree determined that this mechanism was in effect until natural gas production in the Gulf of Mexico was reestablished. The production was reestablished on January 10, 2006, when the 30 day average natural gas production reached 8,000 MMcfd.

Incidents

During the first quarter of 2006, the following incidents occurred in the states of Morelos, Veracruz and Coahuila:

* On February 1, 2006, a Premium gasoline leak occurred in the Añil-Cuernavaca pipeline at the Montecristi station located at the kilometer 58 of the federal route Mexico-Cuernavaca. The leakage took place in a controlling valve
* On February 15, 2006 a leak of crude oil occurred in the compression station El Plan, in the municipality Las Chiapas, in the state of Veracruz. This incident was due to corrosion in the pipelines located in the surrounding area

* On February 28,2006, a crude oil leakage occurred in the 30 inch crude oil pipeline that runs from Nuevo Teapa to Poza Rica due to illegal tapping
* On March 8, 2006, a fire took place in the ten inch pipeline Satélite – Monclova – Sabinas due to illegal tapping. The incident was located next to the federal route Monterrey – Monclova in the municipality of Castaños in the state of Coahuila
* On March 31, 2006, a gasoline leakage occurred in the 16 inch pipeline that runs from Minatitlán to Salina Cruz due to illegal tapping. This incident took place in the Agraria neighborhood, in the municipality of Jaltipán in the state of Veracruz

In collaboration with the Governments of the states of Morelos, Veracruz and Coahuila, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

Cash payment of taxes

The total cash payment of taxes during the first quarter of 2006 increased 15%. This was mainly because the cash payment of the ordinary hydrocarbons duty and others increased Ps. 32.9 billion, or 34%, compared to the first quarter of 2005. Nevertheless the cash payment of the Special Tax on Production and Services (IEPS) decreased Ps. 15.5 billion.

Investor Relations
(5255) 1944 9700
ri@dcf.pemex.com

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of March 31, 2006 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of March 31, 2006 and 2005 and for the three month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2006 and 2005.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA").

(b) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican GAAP, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10"). All periods presented herein are presented in accordance with Bulletin B-10.

The recognition of the effects of inflation in accordance with Bulletin B-10 consists of, among other things, the restatement of non-monetary assets using inflation factors based on the Mexican National Consumer Price Index ("NCPI") (including the restatement of fixed assets with consideration of value in use), the recognition in the consolidated statement of operations of comprehensive financing cost (including the determination of gains or losses in monetary position), the restatement of the equity accounts and the presentation of the financial statements for all periods in constant pesos with purchasing power at the latest balance sheet date. Consequently, the amounts shown in the accompanying financial statements and these notes are expressed in thousands of constant Mexican pesos as of March 31, 2006. The March 31, 2006 restatement factors applied to the consolidated financial statements at March 31, 2006 were 3.39% and which correspond to inflation from March 1, 2005 through March 31, 2006, based on the NCPI.

(c) Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S. A. de C.V. ("PMI NASA"); Kot Insurance Company AG; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; the Master Trust; Fideicomiso F/163; RepCon Lux and, effective June 1, 2005, Pemex Finance, Ltd. ("Pemex Finance").

Effective July 1, 2005, Petróleos Mexicanos entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance. As a result, the financial results of Pemex Finance have been consolidated into these financial statements of Petróleos Mexicanos since that date. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as documented debt (see Note 10). The consolidation of Pemex Finance has not had a material effect on the consolidated financial statements of PEMEX as at March 31, 2006. The debt issued by Pemex Finance is included in PEMEX's debt as of March 31, 2006, while at March 31, 2005, this debt was presented with the line item "Sale of future accounts receivable".

(d) Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are initially recorded in accordance with NIF-09-B, applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration), which provides for recording only liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican GAAP, all the accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended March 31, 2006 and 2004. All effects of NIF-09-B are excluded.

The main objective of the Master Trust and of Fideicomiso F/163 is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose.

(e) Exploration and drilling costs and specific oil-field exploration and depletion reserve

Effective January 1, 2004, the Board of Directors of PEMEX approved a change in the accounting policy for the recognition of well exploration and drilling expenses to the successful-efforts method of accounting. As a result, the oil-field exploration and depletion reserve will be discontinued. The change in accounting policy for recording well exploration and drilling expenses had no effect on the consolidated financial statements, since at December 31, 2003, the specific oil-field exploration and depletion reserve had been entirely utilized.

Under the successful efforts method of accounting for oil and gas exploration costs, exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless

(a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized whether or not successful.

Management makes annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply. PEMEX management believes that this new methodology reflects the best practice for recognizing the capitalization of expenses related to the exploration and drilling of wells.

Through December 31, 2003, a specific capital reserve was established to cover current and future exploration and drilling costs. As oil and gas was extracted from existing wells, the equity reserve was increased, and an amount equal to the increase was charged to cost of sales based upon a calculated quota of exploration and drilling cost per barrel. Accumulated drilling costs pertaining to successful wells were reclassified from that reserve and charged as an investment in fixed assets.

(f) Marketable securities

Marketable securities include investments in debt and equity securities and have been classified on the basis of their intended use at the date of acquisition as debt instruments to be held to maturity, financial instruments for trading and financial instruments available for sale. These financial instruments are initially recorded at acquisition cost, and are subsequently valued as follows

i. Debt instruments to be held to maturity are valued at acquisition cost and are subsequently reduced by the amortization of any premiums or increased by the amortization of any discounts over the term of the debt instrument, in proportion to the outstanding balance. Any loss in value is recognized in the income statement at the end of each period.

ii. Financial instruments held for trading and available for sale are valued at fair value, which is similar to market value. The fair value is the value at which a financial asset can be exchanged or a financial liability can be liquidated between interested and willing parties in an arm's-length transaction. The effect of the valuation of financial instruments is recorded in income for the year.

(g) Inventory valuation

Inventories are valued as follows:

1. Crude oil and derivatives thereof for export: at net realizable value, determined on the basis of average export prices at March 31, 2006 and 2005, less a provision for distribution expenses and shrinkage.

II. Crude oil and derivatives thereof for domestic sales: at cost, as calculated based on net realizable international market prices.

III. Materials, spare parts and supplies: at the last purchase price.

IV. Materials in transit: at acquisition cost.

(h) Property, plant and equipment

PEMEX's assets are initially recorded at acquisition or construction cost. Interest pertaining to fixed assets in the construction or installation phase are capitalized as part of the asset cost. As of March 31, 2006 and 2005, these assets are expressed at their inflation restated value, determined by applying factors computed from the NCPI.

Depreciation is calculated using the straight-line method based on the expected useful lives of the assets. Depreciation rates are applied to the inflation restated value of the assets. Asset depreciation begins the month after the asset is placed into service. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved reserves.

The Reglamento de Trabajos Petroleros ("Petroleum Works Law") provides that once a well turns out to be dry, invaded with salt water, abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

Effective January 1, 2003, PEMEX adopted Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" issued by the MIPA ("Bulletin C-9"), which establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as a part of its normal operations. As a result, PEMEX changed the method of accruing the costs related to wells subject to abandonment and dismantlement. The present values of these costs are recorded as liabilities on a discounted basis when incurred, which is typically at the time the wells are put into service. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost will be recognized at the end of each period.

The adoption of Bulletin C-9 resulted in the recognition of a benefit of Ps. 2,187,823 related to the provision for dismantlement and abandonment, as of January 1, 2003.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 2(i) and 5.

(i) Impairment of the value of long-lived assets

Effective January 1, 2004, PEMEX adopted Bulletin C-15, "Impairment of the Value of Long-Lived Assets and their Disposal", issued by the MIPA ("Bulletin C-15"). PEMEX recognized impairment in the value of long-lived assets as of January 1, 2004 and for the year ended December 31, 2004 with an initial effect of adoption and a subsequent impairment charge for the year of Ps. 2,0091,590 and Ps. 1,707,645, respectively. The initial adoption effect was presented in the consolidated statement of operations of 2004 as a cumulative effect of adoption of a new accounting standard, and the impairment of 2005 is also presented in the consolidated statement of operations within costs and operating expenses (see Note 7).

PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable. In order to analyze impairment, PEMEX makes a comparison, for each of the cash-generating units, of the book value of the long-lived assets and the estimated future value (discounted) of cash flows generated by such long-lived assets. If the book value of the long-lived assets exceeds the estimated recoverable value, a charge is made to income for the period for an impairment loss. This calculation is made at the end of each period, and in accordance with Bulletin C-15, the impairment recorded can be reversed in subsequent periods if the subsequent impairment analysis does not indicate a loss in such future periods.

(j) Liabilities, provisions, contingent assets and liabilities and commitments

PEMEX's liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of an estimate of economic resources. These provisions have been recorded, based on management's best estimate of the amount needed to settle present liability; however, actual results could differ from the provisions recognized.

(k) Foreign currency balances and transactions

Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into. Monetary assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or "SHCP"). Foreign exchange losses and gains are charged and credited, respectively, to income.

(l) Retirement benefits, pensions and seniority premiums

In accordance with the Ley Federal del Trabajo ("Federal Labor Law") and pursuant to collective bargaining agreements, seniority premium benefits to which every employee is entitled upon termination of employment, and the pension obligations arising from the employee retirement plans, to which employees do not contribute, are recorded at the cost of years in which employees rendered services in accordance with actuarial valuations that use the projected unit-credit method. PEMEX includes the effect of its labor obligations in these consolidated financial statements in accordance with the standards established by Bulletin D-3 "Labor Obligations" ("Obligaciones Laborales") of Mexican GAAP issued by the MIPA ("Bulletin D-3").

Beginning on January 1, 2005, PEMEX adopted certain provisions of the revised Bulletin D-3, "Labor Obligations", which provides additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs for an amount of approximately Ps. 1,322,540 and a charge to income upon adoption for the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

The plan for post-retirement benefits includes support given in the form of cash to retired personnel and their dependents for gas, gasoline and basic supplies, as well as medical services.

(m) Equity

Certificates of Contribution "A", the Mexican Government increase in equity of Petróleos Mexicanos and the Subsidiary Entities, accumulated losses and other equity accounts represent the value of these items stated in terms of purchasing power at the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

(n) Surplus in the restatement of equity

The surplus in the restatement of equity at March 31, 2006 and 2005 is composed of cumulative results from the initial net monetary position and of results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

(o) Result on monetary position

The result on monetary position represents the gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent balance sheet date.

(p) Cost of sales

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase cost of refined and other products, and deducting the value of inventories at the end of the year. The amount thus determined is restated to period end purchasing power based on NCPI factors. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for future dismantlement and abandonment costs.

(q) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based upon petroleum revenues and do not generate temporary differences or deferred income taxes. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta ("Income Tax Law") or the Ley del Impuesto al Activo ("Asset Tax Law"). Some of the Subsidiary Companies are subject to the Income Tax Law and Asset Tax Law; however, such Subsidiary Companies do not generate significant deferred income taxes.

Petróleos Mexicanos and the Subsidiary Entities are subject to the following duties and taxes: Hydrocarbon Extraction Duties, Hydrocarbon Income Tax, Excess Gains Duty and the Special Tax on Production and Services ("IEPS Tax"). Petróleos Mexicanos and the Subsidiary Entities are also subject to the Impuesto al Valor Agregado (Value Added Tax, or "VAT").

Hydrocarbon extraction duties are calculated at a rate of 52.3% on the net cash flow difference between crude oil sales and extraction costs and expenses. Extraordinary and additional hydrocarbon extraction duties are calculated at a rate of 25.5% and 1.1%, respectively, on the same basis. The hydrocarbon income tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and the Subsidiary Entities are not subject; the rate of this tax was 35% for all periods presented.

The sum of the above duties and taxes must equal 60.8% of Petróleos Mexicanos and the Subsidiary Entities' annual sales revenues to third parties. In addition, PEMEX pays a 39.2% duty on excess gains revenues, i.e., the portion of revenues in respect of crude oil sales at prices in excess of a threshold price set by the Mexican Government annually of 23.00, 20.00 and 18.35 U.S. dollars per barrel for 2005, 2004 and 2003, respectively. Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

(r) Special Tax on Production and Services (IEPS Tax)

The IEPS Tax charged to customers is a tax on the domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold. For financial statement purposes, the IEPS Tax collected from customers is presented as part of "Net domestic sales", and the payment to the Government is deducted after "Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards".

(s) Revenue recognition

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(t) Derivative financial instruments and hedging operations

Effective on January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the MIPA, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of December 31, 2005, derivative financial instruments shown in the balance sheet are valued at fair value, in accordance with the rules established by Bulletin C-10

(u) Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity, liabilities or of both, are recorded at the time of issuance as a liability, equity or as both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses pertaining to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing cost. The distribution of profits to the owners of the components of financial instruments classified as equity is charged directly to an equity account.

(v) Use of estimates

The preparation of the financial statements in accordance with Mexican GAAP requires the use of estimates. PEMEX management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates.

(w) Comprehensive income (loss)

Comprehensive income (loss) is represented by the net loss for the period plus the effect of restatement, the net increase or decrease in the specific oil-field exploration and depletion reserve (through 2003), and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors.

(x) Comprehensive financing cost

Comprehensive financing cost includes all types of financial gains or losses resulting from the real cost of financing in an inflationary environment, such as net interest income and expense, net foreign exchange gains or losses, the effects of valuation on financial instruments, and net gains or losses on monetary positions.

(y) Reclassifications

Certain reclassifications have been made to 2005 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the current year presentation.

(z) Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method with comprehensive focus, which consists of the recognition of deferred taxes for the temporary differences between accounting and tax basis of assets and liabilities.

(aa) Convenience translation

United Stated dollar ("U.S. dollar") amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2004. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

3. Accounts, notes receivable and other

As of March 31, 2006 and 2005 the accounts, notes and other are as follows:

	2006	2005
Trade-domestic	$ 39,320,555	$ 31,289,799
Trade-foreign	20,898,953	14,599,585
Pemex Finance, Ltd		
Mexican Government, advance payments on minimum guaranteed dividends	15,339,839	13,438,099
Specific Funds Trade Commssion	25,956,941	31,336,131
Employees and officers	2,785,464	2,392,232
Other accounts receivable	55,097,864	30,853,562

Less:allowance for doubtful accounts	(2,464,317)	(2,031,207)
	$ 156,935,302	$ 127,078,170

4. Inventories

As of March 31, 2006 and 2005 inventories are as follows:

	2006	2005
Crude oil, refined products, derivatives and petrochemical products	$ 43,556,401	$ 40,003,026
Materials and supplies in stock	4,723,681	3,957,574
Materials and products in transit	3,012,729	9,691
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,491,212)	(1,642,702)
	$ 49,801,599	$ 42,327,589

5. Properties and equipment

As of March 31, 2006 and 2005 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2006	2005
Plants	$ 322,374,956	$ 267,237,934
Pipelines	246,330,772	235,926,238
Wells	344,624,913	146,896,665
Drilling equipment	21,190,756	20,608,841
Buildings	39,224,520	14,411,430
Offshore platforms	116,582,349	66,859,685
Furniture and equipment	31,407,831	28,076,713
Transportation equipment	13,110,382	13,206,742
	$1,134,846,479	$1,021,281,506
Less:		
Accumulated depreciation and amortization	(596,559,896)	(532,897,658)
	538,286,583	488,383,848
Land	$ 39,932,945	$ 39,616,595
Construction in progress	81,920,387	91,779,937
Fixed assets to be disposed of	652,789	(2,251,127)
	$ 660,792,704	$624,551,119

The depreciation of fixed assets and amortization of wells at the end of March 31, 2006 and 2005, recognized in cost and operating expenses, was Ps.9,548,874 and Ps. 11,476,548, respectively.

6. Long-term debt

During the period of January 1. to March 31 of 2006 significant financing activities were as follows:

On January 4, 2006 Petroleos Mexicanos, from the sindicated revolving credit line of US $ 1,250,000, used US $800,000 in two sections , A and B, of U.S. $400,000 each one, the section A, at LIBOR rate to one month plus 0.45%, both sections were paied on february 3, 2006, staying the line totally available.

During the period of January 1. to March 31 of 2006, Master Trust obtained U.S. $236.6 millions from garanted lines for Credit Agencies to the Exportation.

On February 2, 2006, Master Trust issued bonds for U.S. $1.500 millions from wich U.S. $750 millions at rate 5.75% with maturity in 2015, and U.S. $750 millions at rate 6.625% with maturity in 2035. This issued was a reopening of a previous one that took place on June 8, 2005.

On February 13, 2006, from the reopening of the interchange operation of Pemex bonds forMaster Trust bonds, this last one issued new bond for U.S. $185.3 millions. The flow from Pemex to Master Trust to pay the interchanged Pemex bonds and stud on custody of Master Trust, will be given later.

In 2005, significant financing activities were as follows:

a. Petróleos Mexicanos obtained U.S. $59,882 for purchasing loans and project financing, granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2013.

b. Petróleos Mexicanos issued short-term certificates totaling Ps. 16,000,000 (in nominal terms), at several interest rates. This amount, as well as the balance as of December 31, 2004 for Ps. 2,000,000, was repaid in several dates during 2005.

c. From its US$1,250,000 syndicated revolving credit line Petróleos Mexicanos used US$800,000 in two tranches, A and B of US$400,000 each on October 25, 2005; tranch A at a one month LIBOR plus 0.30%, and tranch B at a one month LIBOR plus 0.45%. Both tranches were renewed on November 25, 2005 and were fully repaid on December 28, 2005, leaving this credit line wholly available for its use in 2006.

In 2005, the Master Trust undertook the following financing activities for PIDIREGAS:

a. On February 24, 2005, the Master Trust issued €1,000,000 of 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A;

In addition the following financing activities were under taken during 2005:

a. From the syndicated loan obtained by Master Trust in March 2005 for U.S.$4,250,000, only U.S.$2,020,800 related to new indebtedness, the remaining U.S$2,229,200 was used to refinance other syndicated credits.

During 2005, the Fideicomiso F/163 undertook the following financing activities:

a. On February 1, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by the "Comisión Nacional Bancaria y de Valores" (the Banking and Securities National Commission) (the "CNBV"), a total of (UDI's 1,697.6 million (Ps. 6,000,000) of notes denominated in Unidades de Inversión (Units of Investment, or "UDI's") in the Mexican domestic market, guaranteed by Petróleos Mexicanos.

b. On February 11, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 15,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one for Ps. 7,500,000 of notes due February 11, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and the other one for Ps. 7,500,000 of notes due February 11, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended March 31, 2006 and 2005, is analyzed as follows:

	2006	2005
Net loss for the year	$,752,286	$ 5,312,401
Effect of restatement of the year - Net	3,654,635	(2,324,722)
Others	($ 21,920,932)	
Comprehensive loss for the year	(10,514,011)	$ 2,987,679

8. Foreign currency position

As of March 31, 2006 and 2005, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
As at March 31,2006	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	23,862,664	(48,295,526)	(24,432,862)	10.8935	($266,159,378)
Japanese yen		(160,278,901)	(160,278,901)	0.0926	(14,840,223)
Pounds sterling	248	(400,649)	(400,401)	18.9253	(7,577,697)
Swiss francs	10	(103)	(93)	8.3526	(773)
Euros	5,266	(4,240,545)	(4,235,279)	13.1975	(55,895,007)
Net-short position before foreign-currency hedging					($344,473,078)

As at March 31,2005	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	11,966,908	(36,661,364)	(24,694,546)	11.1784	($276,042,042)
Japanese yen	299,067	(171,221,053)	(170,921,986)	0.1043	(17,825,454)
Pounds sterling	19,784	(481,755)	(461,971)	21,1113	(9,752,820)
Swiss francs	200	(49,756)	(49,556)	9.3558	(463,635)
Austrian shillings		(150)	(150)	9.3558	(1,407)
Euros	21,655	(3,743,122)	(3,721,467)	14.4949	(53,942,297)
Net-short position before foreign-currency hedging					($358,027,655)

9. Commitments and Contingencies

a. Petróleos Mexicanos is jointly responsible for all the liabilities that the Trust constituted on November 10, 1998 with The Bank of of New York (Delaware) named Pemex Project Funding Master Trust (Master Trust), contracts, which principal propose is the administration of financial resources to finance projects designated by Petróleos Mexicanos. The unpaid balance of the liabilities of the Master Trust, derived from the resources that it obtains for the development of the projects PIDIREGAS, on December 31, 2005, is Ps378,929,073 (US$ 35,158,621), which is as follows: resources obtained under the protection of the agreement of derivation of funds Ps24,217,486 (US$ 2,246,999) and resources obtained of financial institutions Ps354,711,587 (US$ 32,911,622), being Petróleos Mexicanos guarantees of the Master Trust before the above mentioned institutions of credit for the latter amount.

The outstanding balance on December 31, 2004, was of Ps370,720,009 (US$ 31,848,191), the resources obtained under the protection of the agreement of derivation of funds Ps40,917,207 (US$ 3,515,157), and the resources obtained of financial institutions Ps329,802,802 (US$ 28,333,034).

b. Petróleos Mexicanos is jointly responsible in its character of guarantee for all the liabilities that the Trust constituted on October 17, 2003 and administered from its constitution until July 31, 2004 for the Bank Boston, S. A. and since August 1st, 2004 to date by JP Morgan by means of the Contract of Irrevocable Trust of Administration. F/163 (Trust F/163), which principal intention is to carry out issues under a program of stock exchange certificates, as well as the contracting of other financings, in conformity with the instructions gave by Petróleos Mexicanos. The resources that are obtained will be destined to cover obligations of payment in national currency derived from projects PIDIREGAS. The outstanding balance of the Trust F/163 on December 31, 2005 and 2004 is Ps106,449,777 and Ps63,956,971, respectively.

c. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At December 31, 2005 and 2004, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 15,141,829 and Ps. 19,096,059, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

According with the contract before mention the future payments are estimated as follow:

2006	$ 2,371,373
2007	2,310,159
2008	1,592,950
2009	1,242,335
2010	1,242,335
2011 and thereafter	6,382,677

Total	$	15,141,829

d. During 2005 and 2004 PEMEX, has implemented Contracts of Multiple Services ("CSM"). In these contracts the contractor, on his own cost, will have to administer and support the execution of the works of the CSM, which will be grouped in the categories of development, infrastructure and maintenance. The estimated value of the CSM, on December 31 is as follow:

Date of contracting	Block	2005 USD	2004 USD
February 9, 2004	Olmos	$ 343,574	$ 343,574
November 21, 2003	Cuervito	260,072	260,072
November 28, 2003	Misión	1,035,580	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196	2,437,196
December 8, 2003	Fronterizo	264,977	264,977
December 9, 2004	Pandura-Anáhuac	900,392	-
March 23, 2005	Pirineo	642,295	-
Total		$ 5,887,086	$ 4,341,399

e. PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific for each customer and their duration in certain contracts have no expiration and in certain cases, the contracts contain minimum mandatory periods.

f. At December 31, 2005 and 2004, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 226,792,349 and Ps155,239,285. These contracts are for the development of PIDIREGAS.

In the normal course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made any accruals.

g. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the

Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improvement plans. Such plans consider remediation for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded a reserve for environmental remediation as of December 31, 2005 and 2004 of Ps.1,418,714 and Ps. 1,594,677, respectively. That reserve is included in long-term liabilities in the balance sheet.

h. At December 31, 2005, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 13,767,793. At December 31, 2005 and 2004, PEMEX has accrued Ps. 1,578,659 and Ps. 1,631,271, respectively, related to those contingencies.

i. PEMEX is currently involved an arbitration with Conproca, S. A. de C. V. ("Conproca") arising out of public works contracts signed with Conproca and accounted for as PIDIREGAS, pursuant to which Conproca seeks a payment of U.S. $632,801. PEMEX filed a counter-claim against Conproca for the non-fulfillment of contracts relating to the Cadereyta Project in an amount of U.S. $907,660.

For what it does to the procedural state of the judgment, this one is in the evidential stage; being celebrated, from January 30 to February 4, 2006, the first hearing of responsibilities. In conformity with the procedural calendar the most transcendent hanging actions to realize inside the arbitral procedure are the following: a) presentation of the writings of allegations related to the topics treated in the first hearing of responsibility; b) issue of an opinion on the part of the Arbitral Court on the results of the first hearing of responsibility; c) celebration of a last hearing of responsibility, which will have to be carried out between 8 and on January 21, 2007.

j. The Comisión Federal de Competencia (Federal Competition Commission) handed down a resolution against PEMEX for alleged monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution required the following measures be taken:

- Amendment of the joint venture agreements, trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Reporting of the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but was challenged through an appeal for review. A ruling thereon has not yet been handed down. Consequently, PEMEX has not accrued any reserve for this claim.

k. Judgments derived from contracts celebrated with the companies Mecánica de la Peña, S. A. de C. V. y Mecapeña, S. A. de C. V. For what it does to the judgments established by these companies in opposition to a Subsidiary Entity to the date there have not been pronounced sentences that affect the patrimony of the Entity. Respect of the judgments established by the Subsidiary Entity in opposition to Mecánica de la Peña, S. A. de C. V., Afianzadora Sofimex, S. A. y el Instituto Mexicano del Petróleo, there have been obtained judgments favorable to the Subsidiary Entity; nevertheless, to the date definitive judgment has not been obtained yet for being in step a judgment of protection promoted by the Subsidiary Entity, for what the quantities reclaimed in two judgments in step for US$ 2,240,000 and US$ 2,550,000, yet they have not been recovered for the Subsidiary Entity.

l. Administrative procedures followed by trade for the Federal Commission of Competition in opposition to a Subsidiary Entity. Before the Federal Commission of Competition, to the date, they continue dependent on there be fulfilling two resolutions emitted in the administrative procedures identified with the numbers IO-62-97 and IO-14-99, with dates July 10, 2003 and November 27, 2003, respectively. The lawsuit of protection that it interposed in opposition to the resolutions dictated in the mentioned procedures, the company Impulsora Jalisciense, S. A. de C. V., it has been solved definitively, refusing the protection of the Federal Justice.

According with the previous, is in wait of which the Federal Commission of Competition notify to the Subsidiary Entity that has resumed the term of six months in order that it expires with the resolution. The risk of imposition of a fine to the Subsidiary Entity for the amount of 1,500 times to the Minimal In force Salary in the Federal District, for every day that pass without respecting the resolution, still does not materialize.

m. Ordinary Mercantile judgment 75/99, followed by Combustibles de Oriente, S. A. de C. V., in opposition to a Subsidiary Entity. With date August 16, 2004 there was dictated resolution for which the Judge who knows about the judgment condemned to a Subsidiary Entity to pay the amount of Ps221,158 to supplier. The supplier was condemned to the payment of the amount of Ps31,143 for concept of not full invoices. Done the compensation of indebtedness stayed a balance in favour of the supplier for the amount of Ps90,015. The penalty in favour of the supplier remained full in its entirety with date January 28, 2005.

The supplier initiated a new incident of liquidation for concept of expenses and costs and interests moratorium for the amount of Ps21,267 and Ps44,677 , respectively. Respect of these last two concepts, to the date judicial resolution does not exist.

n. Ordinary mercantile judgment with number 30/2000 promoted by Construcciones Industriales del Golfo, S. A. de C. V.. in opposition to Petróleos Mexicanos and a Subsidiary Entity respect of the contract of public work STI-CEPE-06/92 where a Subsidiary Entity was condemned to pay US$4,358,730 for concept of work of additional executed and not full works and US$ 229,950 for financial expenses plus 6 % of legal interest. These amounts were exhibited before the Third Court of District in Civil Matter in the Federal District, by means of promotion of date August 25, 2005.

The final result of the judgment still in process and a judgment of protection has been promoted by the contractor.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at March 31,2006					
Trade Income					
External Costumers	$ -	$89,754,679	$32,073,157	$4,516,181	$115,086,482
Intersegments	195,654,425	8,065,915	20,591,771	1,586,367	42,173,056
Operation Gain (Loss)	161,033,258	(10,975,653)	2,171,402	(5,053,238)	(3,682,543)
Net Gain (Loss)	16,871,537	(8,445,132)	1,706,419	(5,803,807)	8,081,658
Total Assets	900,029,139	308,983,966	115,150,461	51,093,084	1,595,219,066
As at March 31,2005					
Trade Income					
External Costumers	$ -	$81,651,520	$30,495,847	$53,203,344	$85,003,473
Intersegments	146,242,350	7,299,498	16,517,794	2,393,691	34,329,115
Operation Gain (Loss)	114,735,575	7,383,684	3,247,891	(1,245,420)	(525,293)
Net Gain (Loss)	5,644,085	(4,713,971)	4,024,082	(2,556,983)	10,136,496
Total Assets	828,016,575	304,789,040	109,758,389	52,929,932	1,105,932,364

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	118,838
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,582,764
P.M.I. Comercio Internacional, S.A de C.V	*International trader of crude oil*	2,214,241	98.33	22,142	298,748
P.M.I. Holdings B.V.	Holding	40	100.00	79	3,774,545
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	114,693
P.M.I. Trading Ltd.	*International trader of refined products*	4,900	48.51	587	1,045,250
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	77,760
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	662,684
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments In Subsidiaries					**7,675,282**
AFFILIATES					
Repsol YPF	*Oil & gas company*	58,935,349	4.94	0	18,242,259
Deer Park Refining Limited	Refining company	1	0.00	0	5,727,077
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.85	178,796	146,628
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,176,457
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	1,030,578
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	179,124
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	12,590
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	24,291
Other Investments		1	0.00	0	306,953
Total Investments In Affiliates				**695,290**	**26,845,957**
OTHER PERMANENT INVESTMENTS					0
T O T A L				**695,290**	**26,845,957**

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Current Year	Time Interval Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Current Year	Time Interval Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)														
FOREIGN TRADE														
BANCA SERFIN S.A. (6) (11)	30/03/2009	7.80	0	888,889	1,777,778	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE, S.A.GRUPO FIN. BANORTE (6) (11)	07/04/2006	7.58	0	500,000	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (6) (11)	18/09/2006	7.57	0	1,000,000	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.A. (6) (7)	05/11/2012	11.00	0	0	4,000,000	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO, S.A. (6) (11)	23/11/2012	7.62	0	0	3,000,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	20/12/2012	8.81	0	555,556	10,056,111	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40	0	0	2,055,000	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	8.11	0	1,000,000	0	0	0	0	0	0	0	0	0	0
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	54,493	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (1) (8)	28/04/2008	4.82	0	0	0	0	0	0	1,089,350	0	1,089,350	1,089,350	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (7)	30/06/2018	5.44	0	0	0	0	0	0	217,870	0	217,870	217,870	217,870	1,851,895
BANCO SANTANDER MEXICANO, S.A. (1) (8)	19/09/2013	4.69	0	0	0	0	0	0	2,777,843	54,468	108,935	108,935	108,935	381,273
BANOBRAS (1) (8)	16/11/2006	4.70	0	0	0	0	0	0	69,701	0	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	4.52	0	0	0	0	0	0	207,124	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C. (1) (7)	29/12/2008	5.58	0	0	0	0	0	0	0	0	0	1,089,350	0	0
NACIONAL FINANCIERA, S.N.C. (3) (7)	15/12/2009	4.20	0	0	0	0	0	0	222,711	0	222,711	222,711	222,711	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	5.08	0	0	0	0	0	0	0	653,610	0	0	0	0
BANK OF AMERICA (1) (8)	26/12/2006	4.54	0	0	0	0	0	0	306,541	0	0	0	0	0
CITIBANK N.A. (1) (8)	24/03/2012	4.82	0	0	0	0	0	0	0	0	0	3,225,254	30,171,104	12,901,016
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	02/07/2012	7.52	0	0	0	0	0	0	0	32,349	233,061	122,080	122,080	256,203
DERIVACION DE FONDOS (1) (8)	16/11/2006	4.73	0	0	0	0	0	0	568,996	0	0	0	0	0
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2006	9.91	0	0	0	0	0	0	501,093	0	0	0	0	0
WESTLB AG, LONDON BRANCH (1) (8)	17/05/2007	4.62	0	0	0	0	0	0	435,740	0	163,403	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	2.50	0	0	0	0	0	0	4,546	0	0	0	0	0
DERIVACION DE FONDOS (2) (8)	16/11/2006	2.45	0	0	0	0	0	0	5,045	0	0	0	0	0
BANK OF AMERICA (4) (8)	23/12/2006	1.00	0	0	0	0	0	0	714	0	0	0	0	0
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	0	0	0	0	0	130,773	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40	0	0	0	0	0	0	1,861,723	0	2,021,393	2,194,757	2,382,990	1,267,075
ACCRUED INTEREST PAYABLE CONPROCA	15/06/2006	0.00	0	0	0	0	0	0	241,003	0	0	0	0	0
FSO INC. (1) (7)	30/01/2009	15.00	0	0	0	0	0	0	199,188	272,567	74,524	144,216	0	0
CONTRATOS DE SERVICIOS MULTIPLES (CSM) (1) (7)	31/03/2010	4.70	0	0	0	0	0	0	343,559	114,520	127,964	127,964	127,964	0
PEMEX FINANCE (1) (7)	15/11/2018	8.96	0	0	0	0	0	0	3,792,095	1,171,061	2,762,160	3,631,167	3,304,362	7,940,703
PEMEX FINANCE (1) (8)	07/04/2014	5.30	0	0	0	0	0	0	0	0	0	0	0	2,069,765
GUARANTEED BANK LOANS										0				
NACIONAL FINANCIERA, S.N.C. (3) (7)	20/11/2015	2.90	0	0	0	0	0	0	298,423	0	298,423	298,423	298,423	1,790,540
A/S EXPORTFINANS (1) (7)	17/10/2008	4.62	0	0	0	0	0	0	26,860	19,325	46,185	7,534	0	0
A/S EXPORTFINANS (1) (7)	30/06/2013	3.89	0	0	0	0	0	0	217,864	23,705	256,011	190,045	125,937	303,948
ABN AMRO BANK, N.V. (1) (7)	29/03/2014	4.50	0	0	0	0	0	0	96,717	96,717	193,434	193,434	193,434	773,735
ABN AMRO BANK, N.V. (1) (8)	25/06/2015	5.12	0	0	0	0	0	0	1,825,952	327,780	2,538,208	2,538,208	2,538,208	6,506,076
BANCO SANTANDER CENTRAL HISPANO (1) (8)	28/12/2010	4.30	0	0	0	0	0	0	109,032	87,080	157,786	56,880	32,286	12,358
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	4.73	0	0	0	0	0	0	817,299	25,958	843,257	843,257	843,257	2,601,477
BNP PARIBAS (1) (8)	25/01/2015	4.94	0	0	0	0	0	0	730,505	474,188	1,461,011	1,461,011	1,461,011	6,612,995
J.P. MORGAN CHASE (1) (8)	06/03/2012	4.99	0	0	0	0	0	0	33,690	33,690	67,381	67,381	67,381	114,579
DEUTSCHE BANK (1) (8)	16/12/2013	4.68	0	0	0	0	0	0	23,391	2,457	25,848	25,848	25,848	83,734
DRESDNER BANK AG (1) (8)	01/06/2012	4.58	0	0	0	0	0	0	260,557	0	260,557	260,557	260,557	633,020
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	5.61	0	0	0	0	0	0	4,497	0	0	0	0	0
EXPORT DEVELOPMENT CANADA (1) (8)	30/06/2015	4.53	0	0	0	0	0	0	425,326	59,095	480,549	467,737	459,635	1,283,293
HSBC BANK, PLC (1) (8)	30/06/2017	4.62	0	0	0	0	0	0	224,259	82,087	326,673	326,673	345,310	1,392,196
HSBC BANK, PLC (1) (7)	26/09/2011	5.87	0	0	0	0	0	0	65,530	24,687	87,594	72,255	56,915	85,372
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	5.91	0	0	0	0	0	0	19,750	0	0	0	0	0
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	4.67	0	0	0	0	0	0	198,409	27,831	226,240	226,309	220,290	520,803
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	4.44	0	0	0	0	0	0	51,554	0	51,554	51,554	51,554	128,885
HSBC BANK, PLC (1) (7)	29/10/2007	5.57	0	0	0	0	0	0	33,616	8,830	14,180	0	0	0
HSBC BANK, PLC (1) (8)	17/04/2014	4.34	0	0	0	0	0	0	20,859	0	20,859	20,859	20,859	93,867
SOCIETE GENERALE (1) (8)	13/02/2017	5.00	0	0	0	0	0	0	356,226	283,883	482,047	359,315	244,997	282,691
STANDARD CHARTERED BANK (1) (8)	20/01/2015	4.69	0	0	0	0	0	0	346,029	320,397	858,664	858,664	858,664	3,723,597

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
THE BANK OF TOKYO, MITSUBISHI, LTD. (1) (8)	30/06/2015	4.84	0	0	0	0	0	0	459,948	242,078	720,242	720,242	720,242	3,949,229
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	13/02/2017	5.14	0	0	0	0	0	0	217,870	0	217,870	227,083	236,295	673,653
TORONTO DOMINION BANK (1) (8)	20/10/2009	4.37	0	0	0	0	0	0	102,119	0	102,119	100,194	67,408	0
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	0	0	0	0	0	0	699	0	699	699	699	3,211
JAPAN BANK FOR INTERNATIONAL COOPERATION (1) (7)	30/06/2015	4.36	0	0	0	0	0	0	0	0	18,217	18,217	18,217	100,193
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	08/03/2017	1.40	0			0	0	0	0	0	144,694	144,694	144,694	1,012,859
MIZUHO CORPARATE BANK, LTD (3) (7)	22/05/2010	1.98	0	0	0	0	0	0	1,293,222	0	1,293,222	1,293,222	1,293,222	647,034
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	0	0	0	0	0	862,453	0	0	0	0	0
COMMERCIAL BANKING														
OTHERS														
TOTAL BANK LOANS			0	3,998,938	20,886,889				22,098,271	4,438,353	18,214,695	23,003,949	47,243,359	59,997,276
STOCK EXCHANGE**														
LISTED AT THE STOCK EXCHANGE (MEXICO AND/OR ABROAD)														
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	08/10/2009	10.12	0	0	13,500,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	31/01/2013	9.70	0	0	12,487,400	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	18/10/2007	7.79	0		13,000,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	13/10/2011	7.79	0	0	5,500,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	04/02/2010	8.77	0	0	12,512,600	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (13)	05/12/2019	0.00	0	0	11,000,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	16/07/2015	9.91	0	0	9,500,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	14/10/2010	8.38	0		6,172,000	0	0	0	0	0	0	0	0	0
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	2,053,641	0	0	0	0	0	0	0	0	0	0
ADVANCED INTERESTS		0.00	0	(6,028,542)	0	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK (1) (7)	02/12/2008	9.38	0	0	0	0	0	0	0	0	0	1,146,192	0	0
DEUTSCHE BANK (1) (7)	01/02/2009	7.87	0	0	0	0	0	0	0	0	0	10,893,500	0	0
DEUTSCHE BANK (1) (7)	01/02/2022	8.62	0	0	0	0	0	0	0	0	0	0	0	10,893,500
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	8,170,120
DEUTSCHE BANK (1) (7)	13/10/2010	9.12	0	0	0	0	0	0	0	0	0	0	0	10,893,500
DEUTSCHE BANK (1) (7)	15/08/2008	6.12	0	0	0	0	0	0	0	0	0	8,170,125	0	0
DEUTSCHE BANK (1) (7)	15/12/2014	7.37	0	0	0	0	0	0	0	0	0	0	0	19,063,625
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	10,893,500	0	0	0
DEUTSCHE BANK (1) (7)	28/09/2009	7.75	0	0	0	0	0	0	0	0	0	0	19,063,625	0
DEUTSCHE BANK (1) (7)	15/09/2007	8.65	0	0	0	0	0	0	0	0	4,353,250	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	1,544,448
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	3,531,891
DEUTSCHE BANK (1) (7)	15/12/2015	5.75	0	0	0	0	0	0	0	0	0	0	0	19,063,625
DEUTSCHE BANK (1) (7)	15/06/2035	6.62	0	0	0	0	0	0	0	0	0	0	0	13,616,875
DEUTSCHE BANK (1) (7)	15/03/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	4,393,305
DEUTSCHE BANK (1) (7)	02/12/2008	9.37	0	0	0	0	0	0	0	0	0	5,370,735	0	0
DEUTSCHE BANK (1) (7)	01/06/2007	9.00	0	0	0	0	0	0	0	0	1,725,018	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	3,861,495
DEUTSCHE BANK (1) (8)	04/12/2012	4.41	0	0	0	0	0	0	0	0	0	0	0	8,170,125
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	2,182,850	0	0	0
J.P. MORGAN CHASE (1) (8)	15/06/2010	4.49	0	0	0	0	0	0	0	0	0	0	0	16,340,250
J.P. MORGAN CHASE (1) (8)	17/10/2009	4.60	0	0	0	0	0	0	0	0	0	0	5,446,750	0
J.P. MORGAN CHASE (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	280,634
DEUTSCHE BANK (1) (7)	01/12/2023	8.62	0	0	0	0	0	0	0	0	0	0	0	2,723,376
CITIBANK, N.A. (1) (7)	01/06/2007	9.00	0	0	0	0	0	0	0	0	998,357	0	0	0
CITIBANK N.A. (2) (7)	13/08/2007	7.37	0	0	0	0	0	0	0	0	5,111,947	0	0	0
CITIBANK N.A. (1) (8)	25/08/2008	4.96	0	0	0	0	0	0	0	0	0	1,906,363	0	0
DEUTSCHE BANK (2) (9)	04/03/2008	8.21	0	0	0	0	0	0	0	0	1,363,186	0	0	0
DEUTSCHE BANK (2) (7)	02/08/2007	7.75	0	0	0	0	0	0	0	0	6,598,740	0	0	13,197,480
DEUTSCHE BANK (2) (7)	24/02/2025	5.50	0	0	0	0	0	0	0	0	0	0	0	9,898,110
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.62	0	0	0	0	0	0	0	0	0	0	0	6,598,740
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	11,217,858
J.P. MORGAN CHASE (2) (7)	05/08/2016	6.38	0	0	0	0	0	0	0	0	0	0	0	7,570,112
	[illegible]	7.50	0	0	0	0	0	0	0	0	0	0	0	

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
			Time Interval						Time Interval					
			Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
DEUTSCHE BANK (3) (7)	05/12/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	2,777,700
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	0	0	0	0	0	5,139,247	0	0	0	0	0
ADVANCED INTERESTS		0.00	0	0	0	0	0	0	(1,143,542)	0	0	0	0	0
GUARANTEED STOCK EXCHANGE														
REPCON LUX	26/01/2011	4.50	0	0	0	0	0	0	0	0	0	0	0	14,984,814
ACCRUED INTERESTS PAYABLE REPCON LUX	31/12/2006	0.00	0	0	0	0	0	0	119,719	0	0	0	0	0
PRIVATE PLACEMENTS														
GUARANTEED														
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			0	(3,974,901)	83,672,000	0	0	0	4,115,424	0	33,228,848	27,486,915	24,510,375	188,771,783
SUPPLIERS														
OTHER SUPPLIERS		0.00	0	22,056,186	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			0	22,056,186	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER LIABILITIES		0.00	0	29,395,722	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL			0	61,475,945	104,560,889	0	0	0	26,213,695	4,438,353	51,441,743	50,400,884	71,753,734	248,769,058

**PAYING AGENTS

NOTES:

CURRENCIES ACCOUNTING EXCHANGE RATES

(1) Dollars
(2) Euros
(3) Japanese Yens
(4) Swiss Francs
(5) Sterling Pounds
(6) Pesos

TYPE OF RATE
(7) Fix Rate
(8) Libor Rate
(9) Floating Rate
(10) Discount Rate
(11) TIIE Rate
(12) Cetes
(13) Coupon Zero

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**23,862,664**	**259,947,934**	**6,820**	**74,289**	**260,022,223**
LIABILITIES POSITION	**48,295,526**	**526,107,312**	**7,195,850**	**78,387,989**	**604,495,301**
SHORT TERM LIABILITIES POSITION	18,475,398	201,261,746	433,438	4,721,657	205,983,403
LONG TERM LIABILITIES POSITION	29,820,128	324,845,566	6,762,412	73,666,332	398,511,898
NET BALANCE	**(24,432,862)**	**(266,159,378)**	**(7,189,030)**	**(78,313,700)**	**(344,473,078)**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

(1) American Dollars	10.8935
(2) Euros	13.19748
(3) Japanese Yens	0.09259
(4) Swiss Francs	8.35259
(5) Sterling Pounds	18.92528
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1   YEAR: 2006

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	(8,169,393)
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					(8,169,393)

OBSERVATIONS

NOTE: PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH AN ACCRUED AMOUNT OF (8,169,393), THUS WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/OR SERVICE

ANNEX 9

CONSOLIDATED

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0.00
Crude oil production (tbpd)		3,391	98.60
Gas Production (mmcfpd)		4,877	98.30
REFINING		0	0.00
Atmospheric destillation capacity (tbpd)		**1,540**	**84.10**
Cadereyta		275	74.10
Madero		190	74.80
Minatitlán		185	93.20
Salamanca		245	84.40
Salina Cruz		330	92.20
Tula		315	77.40
Storage and Distribution Facilities (tbpd)		**13,056**	**100.00**
GAS AND BASIC PETROCHEMICALS		0	0.00
Sweetening Gas plant (mmcfpd)		**4,503**	**72.20**
Cactus		1,960	67.40
Nuevo Pemex		880	91.10
Ciudad Pemex		1,290	71.10
Matapionche		109	71.90
Poza Rica		230	44.50
Arenque		34	96.10
PETROCHEMICALS		0	0.00
Production Capacity (tt)		**3,100**	**49.30**
Camargo (in desincorporation process)		82	*
Cangrejera		809	62.50
Cosoleacaque		1,227	37.80
Escolín		83	6.00
Independencia		71	35.60
Morelos		558	62.40
Pajaritos		252	71.70
Tula		19	0.00
Distribution Facilities		249,251	88.00
Petrochemicals (tt) Note 1		**249,251**	**88.00**

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in desincorporation process.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
WET SOUR GAS	PEMEX EXPLORATION & PRODUCTION				73.00
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

MAIN PRODUCTS	NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:	0	0	0.00		
FUEL OIL	306	10,680,565	0.00		
DIESEL	335	20,954,864	100.00	Pemex Diesel	Distributors
L.P. GAS	321	13,392,374	0.00		Distributors
MAGNA SIN GASOLINE	583	41,435,715	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	116	9,199,406	100.00	Pemex Premium	Distributors
JET FUEL	62	4,283,268	0.00		
OTHER REFINED PRODUCTS	72	2,073,379	0.00		
PETROCHEMICAL PRODUCTS:	0	0	0.00		
METHANE DERIVATIVES	249	909,930	91.00	(A)	(E)
ETHANE DERIVATIVES	246	2,601,659	54.00	(B)	(F)
AROMATICS AND DERIVATIVES	87	849,021	33.00	(C)	(G)
PROPYLENE AND DERIVATIVES	8	679,299	0.00	(D)	(H)
OTHER PETROCHEMICAL PRODUCTS	328	358,902	0.00		(I)
DRY GAS	2,735	19,006,257	0.00		(J)
IEPS	0	0	0.00		
EFFECT B-10	0	127,343	0.00		
FOREIGN					
CRUDE OIL (tbd)	2,003	95,878,115	0.00		
REFINED PRODUCTS	164	7,920,911	0.00		
PETROCHEMICAL PRODUCTS	206	645,243	0.00		
MARGINAL EFFECT	0	10,325,660	0.00		
B-10 EFFECT	0	108,588	0.00		
T O T A L		**241,430,499**			

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile and propylene.

Note: The participation percentage of Petrochemicals in the market is considering the period from January to February, 2006.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(E) INTEGRADORA APRODIFER, S.A. DE C.V.; UNIVEX, S.A. DE C.V.; AGROGEN, S.A. DE C.V.; PRAXAIR MEXICO S.A. DE C.V.; MASAGRO S.A. DE C.V.; .

(F) INDUSTRIAS DERIVADAS DEL ETILENO, S.A. DE C.V.; GRUPO PRIMEX, S.A. DE C.V.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.

(G) TEREFTALATOS MEXICANOS, S.A. DE C.V.; RESIRENE, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; NOVIDESA, S.A. DE C.V.

(H) DOW INTERNACIONAL MEXICANA, S.A. DE C.V.; QUIMI-KAO, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; COMPLEX QUÍMICA, S.A. DE C.V.; CLARIANT MÉXICO, S.A. DE C.V .

(I) INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V.; CONSORCIO GUAL, S.A. DE C.V.; PROQUIVER, S.A. DE C.V.; PRODUCTOS QUÍMICOS LA ANITA, S.A. DE C.V.y ÁCIDO DE MÉXICO, S.A. DE C.V.

(J) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1   YEAR: 2006

PETRÓLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

MAIN PRODUCTS	NET SALES			MAIN	
	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)	0	95,878,115			
REFINED PRODUCTS	0	7,920,911			
PETROCHEMICAL PRODUCTS	0	645,243			
MARGINAL EFFECT	0	10,325,660			
B-10 EFFECT	0	108,588			
TOTAL		114,878,517			

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA		0						284,781,223
TOTAL			0	0	0	0	0	284,781,223

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :

UNITS':

ADRS's :

GDRS's :

ADS's :

GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **1** YEAR: **2006**

PETRÓLEOS MEXICANOS

CONSOLIDATED

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	BANCO JPMORGAN, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO DE JESUS CANALES CLARIOND
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	fcanales@energia.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. LUIS RAMÍREZ CORZO HERNÁNDEZ
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL

ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jisuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311

CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. HOMERO RICARDO NIÑO DE RIVERA VELA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 8989
FAX:	19 44 3140
E-MAIL:	hnino@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ASSOCIATE MANAGING DIRECTOR OF RELATION WITH INVESTORS
NAME:	LIC. CELINA TORRES URIBE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	ctorresu@dcf.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. ISRAEL HURTADO ACOSTA
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 60 48
E-MAIL:	ihurtado@energia.gob.mx

NAME:	ACCOUNTANT MARÍA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2006

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, MAY 3RD, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: June 7, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.